    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 15, 2001


                                                      REGISTRATION NO. 333-66462

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                           --------------------------


                                AMENDMENT NO. 1
                                     TO THE
                                    FORM S-4


                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           --------------------------

                             MICHAELS STORES, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                         5945                    75-1943604
(State or Other Jurisdiction of       (Primary Standard          (I.R.S. Employer
Incorporation or Organization)           Industrial           Identification Number)
                                 Classification Code Number)

                             8000 BENT BRANCH DRIVE
                              IRVING, TEXAS 75063
                                P.O. BOX 619566
                             DFW, TEXAS 75261-9566
                                 (972) 409-1300

    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               BRYAN M. DECORDOVA
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                             8000 BENT BRANCH DRIVE
                              IRVING, TEXAS 75063
                                 (972) 409-1300

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                           --------------------------

                                   COPIES TO:

        Mark V. Beasley, Esq.                          Mark V. Minton, Esq.
        Michaels Stores, Inc.                       Jones, Day, Reavis & Pogue
        8000 Bent Branch Drive                      2727 North Harwood Street
         Irving, Texas 75063                         Dallas, Texas 75201-1515
            (972) 409-1300                                (214) 220-3939

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable following the effective date of this registration statement.

    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete. Michaels Stores, Inc. may not sell or offer these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and Michaels Stores is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                  SUBJECT TO COMPLETION, DATED AUGUST 15, 2001


PROSPECTUS
                                  $200,000,000

                                     [LOGO]

                               OFFER TO EXCHANGE
                  ALL OUTSTANDING 9 1/4% SENIOR NOTES DUE 2009
                        FOR 9 1/4% SENIOR NOTES DUE 2009

                                       OF

                             MICHAELS STORES, INC.


                 THIS EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M.,
                   NEW YORK CITY TIME, ON SEPTEMBER 20, 2001.


                                 --------------

The Exchange Notes

    - The terms of the notes to be issued are substantially identical to the outstanding notes that Michaels Stores issued on July 6, 2001, except for transfer restrictions, registration rights and liquidated damages provisions relating to the outstanding notes that will not apply to the notes.

    - Interest on the notes accrues at the rate of 9 1/4% per year, payable in cash every six months on January 1 and July 1, with the first payment on January 1, 2002.

    - The notes are senior, unsecured obligations of Michaels Stores and rank equally with our other senior indebtedness and are effectively subordinated to the obligations of our subsidiaries.

Material Terms of the Exchange Offer


    - Expires at 5:00 p.m., New York City time, on September 20, 2001, unless extended.


    - The exchange offer is not subject to any condition other than that it must not violate applicable law or any applicable interpretation of the Staff of the Securities and Exchange Commission.

    - All outstanding notes that are validly tendered and not validly withdrawn will be exchanged for an equal principal amount of notes which are registered under the Securities Act of 1933.

    - Tenders of outstanding notes may be withdrawn at any time prior to the expiration of the exchange offer.

    - Michaels Stores will not receive any cash proceeds from the exchange offer.

                              -------------------

    PLEASE CONSIDER CAREFULLY THE "RISK FACTORS" BEGINNING ON PAGE 12 OF THIS PROSPECTUS.

                               -----------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THE NOTES TO BE DISTRIBUTED IN THE EXCHANGE OFFER, NOR HAVE ANY OF THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              -------------------


                The date of this prospectus is August   , 2001.

                      REFERENCES TO ADDITIONAL INFORMATION

    This prospectus incorporates important business and financial information about Michaels Stores that is not included in or delivered with this prospectus. You may obtain documents that are filed by Michaels Stores with the Securities and Exchange Commission and incorporated by reference in this prospectus by requesting the documents, in writing or by telephone, from the Securities and Exchange Commission or:

      Michaels Stores, Inc.
       8000 Bent Branch Drive
       Irving, Texas 75063
       Attention: Investor Relations
       Telephone: (972) 409-1300


    If you would like to request copies of these documents, please do so by September 13, 2001 in order to receive them before the expiration of the exchange offer. See "Where You Can Find More Information."

                               TABLE OF CONTENTS


Forward-Looking Statements..............    i
Where You Can Find More Information.....    i
Incorporation of Certain Documents by
  Reference.............................   ii
Industry and Market Data................   ii
Summary.................................    1
Risk Factors............................   12
Use of Proceeds.........................   18
Capitalization..........................   18
Selected Consolidated Financial and
  Operating Data........................   19
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................   21

Industry Overview.......................   29
Business................................   30
Management..............................   40
Description of Other Indebtedness.......   43
The Exchange Offer......................   45
Description of the Notes................   55
Plan of Distribution....................   87
Legal Matters...........................   87
Experts.................................   87
Index to Consolidated Financial
  Statements and Supplementary Data.....  F-1


                            ------------------------

                           FORWARD-LOOKING STATEMENTS

    Some of our statements contained in this prospectus are forward-looking statements that reflect our plans, estimates, and beliefs. Words such as "anticipates," "plans," "estimates," "expects," "believes," and similar expressions often identify forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and other factors set forth in or incorporated by reference in this prospectus. These factors include:

    - customer demand and trends in the arts and crafts industry,

    - impact of competitor's locations, pricing and products,

    - related inventory risks due to shifts in customer demand,

    - impact of economic conditions,

    - availability of acceptable locations for new stores,

    - difficulties in implementing information system technologies,

    - supply constraints,

    - results of financing efforts, and

    - effectiveness of advertising strategies.

    All subsequent written and oral forward-looking statements attributable to us and persons acting on our behalf are qualified in their entirety by the cautionary statements contained in this section and elsewhere in this prospectus. You should carefully review the risks detailed in "Risk Factors," which may also impact our forward-looking statements.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file periodic reports, proxy statements and other information with the SEC in accordance with the requirements of the Securities and Exchange Act of 1934. Our filings with the SEC are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the Public

Reference Room by calling the SEC at 1-800-SEC-0330. You may also read copies of reports, proxy statements and other documents at the offices of the Nasdaq National Market at 1735 K Street, N.W., Washington, D.C. 20006.

                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    We "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information we later file with the SEC prior to the consummation of the offering under this prospectus will automatically modify, update or supersede information in this prospectus, in an amendment or supplement to this prospectus, or in a document incorporated or deemed to be incorporated by reference herein. Any statement so modified, updated, or superseded shall not be deemed, except as so modified, updated, or superseded, to constitute a part of this prospectus. We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the exchange of the exchange notes for the outstanding notes:

    - our annual report on Form 10-K for the fiscal year ended February 3, 2001,

    - our quarterly report on Form 10-Q for the fiscal quarter ended May 5, 2001,

    - our current report on Form 8-K filed with the SEC on June 19, 2001,

    - our current report on Form 8-K filed with the SEC on July 6, 2001,

    - our current report on Form 8-K filed with the SEC on July 9, 2001, and

    - our current report on Form 8-K filed with the SEC on July 27, 2001.

    You may request a copy of these filings at no cost by writing to or telephoning our Investor Relations Department at the following address:

                             Michaels Stores, Inc.
                             8000 Bent Branch Drive
                              Irving, Texas 75063
                           Telephone: (972) 409-1300

    The information relating to Michaels Stores contained in this prospectus should be read together with the information in the documents incorporated by reference.

                            ------------------------

                            INDUSTRY AND MARKET DATA

    The industry and market data presented in this prospectus are inherently estimates and are based upon third-party data, including information compiled by the Hobby Industry Association, industry analysts, and reports filed by other market participants with the SEC, discussions with our customers and suppliers, and our own internal estimates. While we believe that these data are reasonable, in some cases these data are based on our or others' estimates and cannot be verified by us. Accordingly, readers are cautioned not to place undue reliance on these industry and market data.

                                    SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION INCLUDED ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. YOU SHOULD READ THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS AND INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. AS USED IN THIS PROSPECTUS, ALL REFERENCES TO "MICHAELS STORES," "MICHAELS," "WE," "US" AND ALL SIMILAR REFERENCES ARE TO MICHAELS STORES, INC., A DELAWARE CORPORATION, AND ITS CONSOLIDATED SUBSIDIARIES, UNLESS OTHERWISE EXPRESSLY STATED OR THE CONTEXT OTHERWISE REQUIRES. OUR FISCAL YEAR INCLUDES 52 OR 53 WEEKS AND ENDS ON THE SATURDAY CLOSEST TO JANUARY 31. REFERENCES TO FISCAL YEAR MEAN THE YEAR IN WHICH THAT FISCAL YEAR BEGAN. OUR FISCAL YEAR 1996 ENDED ON FEBRUARY 1, 1997 AND FISCAL YEAR 2000 ENDED ON FEBRUARY 3, 2001 AND EACH CONTAINED 53 WEEKS. OUR FISCAL YEAR 1997 ENDED ON JANUARY 31, 1998, FISCAL YEAR 1998 ENDED ON
JANUARY 30, 1999 AND FISCAL YEAR 1999 ENDED ON JANUARY 29, 2000 AND EACH CONTAINED 52 WEEKS.

                             MICHAELS STORES, INC.

    We are the largest national specialty retailer providing materials, ideas, and education for creative activities in home decor, art, and craft projects. As of May 5, 2001, we operate 644 Michaels retail stores in 48 states, as well as Canada and Puerto Rico, averaging 18,100 square feet of selling space. Through our Michaels stores, we offer more than 40,000 stock keeping units, or SKUs, including:

    - products for the do-it-yourself home decorator, including picture framing materials and custom framing services, silk and dried floral products, and seasonal decor items,

    - art supplies, including memory books, surfaces and pads, brushes, paints, adhesives, and finishes, and

    - craft supplies, including beads, jewelry, needlework and knitting supplies, and kids' craft materials.

    In addition, through Aaron Brothers, our wholly-owned subsidiary, we operate 123 stores, averaging 5,900 square feet of selling space as of May 5, 2001. Through our Aaron Brothers stores, we offer an average of 7,900 SKUs including photo frames, a full line of ready-made frames, custom framing services, and a wide selection of art supplies.

    For the latest 53 weeks ended May 5, 2001, we generated approximately $2.3 billion in revenues and approximately $215.9 million in Adjusted EBITDA, which excludes the effects of unusual, non-recurring charges.

    Since 1996, under the leadership of Michael Rouleau, our President and Chief Executive Officer, we have improved profitability while experiencing significant growth, resulting in an improvement in Adjusted EBITDA margins from 4.6% in fiscal 1996 to 9.7% in fiscal 2000. Through June 2, 2001, we reported 28 months of consecutive comparable store sales growth. Our performance has been the result of a variety of initiatives, including:

    - chain-wide installation of a point-of-sale, or POS, system to record item-level sales,

    - implementation of plan-o-grams for increased coordination and centralization, including elimination of non-core merchandise,

    - reduction of costs through centralized negotiated pricing,

    - development and use of a new store prototype and store opening process,

    - increased SKUs replenished from Michaels distribution centers thereby decreasing direct shipments from suppliers, which lowers our overall inventory costs and improves store merchandise in-stock position, and

    - strengthening the quality and depth of our management team.

                                    INDUSTRY

    As the leading specialty retailer providing materials, ideas, and education for creative activities in home decor, art, and craft projects, we believe that we are well positioned to benefit from several favorable consumer trends. Based on our historical sales trends, we believe demographic changes, particularly an aging baby boomer population, and a favorable economic environment have led to increases in investment in the home and purchases of new homes, an increasing focus on home-based, family activities, and the trend towards making, rather than buying, gift items. According to the most recently published industry study, a 1997 report by the Hobby Industry Association, 65% of United States households surveyed had at least one member who engaged in a craft activity within the prior year. We compete across several industries in addition to arts and crafts, including home decor, party supplies, candles, photo frames, and custom framing. For example, approximately 46% of our sales are derived from three decorative categories--silk and dried flowers, picture framing, and seasonal products. When this broader focus is considered, a recently published research report estimates the markets in which our products are sold at over $30 billion.

                             COMPETITIVE STRENGTHS

We believe that we have the following competitive strengths within our industry:

    - CATEGORY LEADER IN A FRAGMENTED INDUSTRY. The market in which we compete is highly fragmented and is comprised of thousands of stores nationwide operated primarily by small, independent retailers. We are the largest and only national specialty retailer dedicated to serving the arts and crafts market. We believe that there are only four other major specialty arts and crafts retailers in the United States and Canada with annual sales in excess of $200 million. Moreover, we believe that our fiscal 2000 sales were more than twice as large as those of our largest direct competitor.

    - STRONG BRAND NAMES AND LOYAL CUSTOMER BASE. Our Michaels and Aaron Brothers brand names are identified with arts and crafts and custom framing throughout our market areas in the United States and Canada. From fiscal 1996 through fiscal 2000, we have spent approximately
      $414.4 million on advertising, which has strengthened and reinforced our brand names. Additionally, our strong brand names enhance our ability to open new stores economically as our target customers are generally familiar with us. Through our broad, in-stock product assortments, friendly, knowledgeable and well-trained sales associates, educational in-store events, project instruction displays, MICHAELS CREATE! magazine, and our Internet site, www.michaels.com, we offer an interactive shopping experience. As a result, we have built a loyal customer base of arts and crafts enthusiasts.

    - SIGNIFICANT PURCHASING POWER AND LIMITED VENDOR CONCENTRATION. We purchase merchandise from over 1,400 suppliers. We believe that our buying power enables us to acquire products on favorable terms. Centralized merchandising management teams for Michaels and Aaron Brothers negotiate with vendors on behalf of all their stores to obtain the lowest net merchandise costs and improve control over product mix and inventory. In fiscal 2000, our top 10 vendors accounted for approximately 19% of total purchases with no single vendor accounting for more than 4% of total purchases.

    - POS AND REORDERING SYSTEMS. Each of our stores is supported by our POS and reordering systems. Our POS systems provide us with valuable data regarding sales trends that permit us to adjust our merchandise ordering in response to customer demands. We intend to use this information to further track customer spending habits and product correlations. Our Michaels stores' reordering system utilizes in-store radio frequency, or RF, guns, which provide per item historical sales trend feedback to facilitate the reordering process. In addition, RF guns are connected to our distribution centers allowing for easy and accurate merchandise reordering. Our Aaron Brothers stores utilize a perpetual inventory and automated replenishment system. These in-store technologies are closely integrated with our distribution centers, which utilize computerized warehouse management systems and radio frequency terminals.

    - FAVORABLE REAL ESTATE. We believe our stores' locations in high-traffic "power centers" is integral to our success. We generally obtain store sites in shopping centers with other nationally recognized retailers that draw similar customer demographics as our stores. As market demographics change, we often relocate stores to remain in high-traffic areas.

    - HIGHLY EXPERIENCED MANAGEMENT TEAM WITH A PROVEN TRACK RECORD. Our management team is composed of seasoned retail executives, with an average of more than 30 years of retail industry experience among our senior management team. Our management team has achieved consistent growth and profitability over the past four years. From fiscal 1996 through fiscal 2000, our sales and Adjusted EBITDA have grown at a compound annual rate of 13.0% and 36.5%, respectively.

                               BUSINESS STRATEGY

    We intend to increase our revenues and profits by strengthening our position as the leading national retailer within the arts and crafts and home decor sector through the following strategies:

    - INCREASE SALES AND PRODUCTIVITY OF MICHAELS STORES. Our Michaels stores that have been open for more than 12 months currently average
      $3.5 million in sales per store. We believe we can increase average sales per store to $5.0 million. We intend to achieve this objective by increasing the dollar amount per sale and by creating additional demand for our products.

       - INCREASING DOLLAR AMOUNT PER SALE. We believe if a customer consistently finds the desired product in-stock, the customer will view Michaels stores as a store-of-choice and purchase additional merchandise while in the store. We intend to enhance each store's in-stock position of key merchandise by improving our supply chain. Our distribution centers allow us to leverage our price negotiations with our suppliers by ordering significant quantities, while also providing us the ability to break large orders into smaller quantities to allow for a timely and economical response to stores' in-stock demands. Through our distribution initiatives in fiscal 2001 and 2002, we will add distribution capacity of 1.1 million square feet to our existing 1.8 million square feet. We are also testing a perpetual inventory system, with an expected roll-out starting in fiscal 2002, to further enhance our capability to monitor and manage our in-store inventories.

       - CREATING ADDITIONAL DEMAND FOR OUR PRODUCTS. We are currently targeting increased demand for our products through traditional retail and advertising and multimedia channels. We are implementing this strategy by:

           u holding in-store classes, demonstrations, and other educational events utilizing merchandise available in our stores,

           u promoting craft ideas and projects in our recently launched bi-monthly MICHAELS CREATE! magazine, which has become the second most popular arts and crafts publication in its debut issue. The magazine will be carried by other major retailers, including K-mart and Target,

           u   promoting craft ideas on our www.michaels.com website, and

           u   participating in industry-wide promotion campaigns.

    - ENHANCE MERCHANDISE OPERATING MARGINS. We intend to enhance operating margins through additional leverage of our consolidated purchasing activities. We plan to leverage our technology systems to improve margins on seasonal products through our implementation of allocation technologies that more efficiently allocate merchandise among stores, and to maximize margins on promotional sales by determining more accurately the most profitable promotional price for each product. We continue to seek value-added opportunities to complement our core businesses, such as our recent expansion into art prints and Michaels-manufactured framing products, which extends and enhances our custom framing business. In addition, we continue to evaluate opportunities to further reduce our merchandise costs and ensure adequate supplies through vertical integration.

    - GROW THROUGH NEW MICHAELS STORE OPENINGS. We believe the United States and Canadian markets can support up to 1,100 Michaels stores. We plan to open approximately 75 new Michaels stores each year beginning in fiscal 2001 and extending into the foreseeable future, funded primarily through operating earnings and seasonal borrowings. Since the beginning of fiscal 1998, we have opened or relocated 268 Michaels stores using our standardized opening procedures, which contain more than 500 steps to ensure a smooth opening with a merchandise assortment and presentation consistent with our existing stores. We have developed and are refining our Michaels store prototype to constantly incorporate improved merchandising techniques and store layouts.

    - EXPAND AARON BROTHERS NATIONWIDE. We plan to open approximately 20 new Aaron Brothers stores in fiscal 2001, also funded primarily through operating earnings and seasonal borrowings. Assuming successful openings in new markets, we plan to roll out this concept nationwide and open 25 to 75 new Aaron Brothers stores per year in each of the subsequent three fiscal years. We believe the United States and Canadian markets can support up to 600 Aaron Brothers stores.

                                 RECENT EVENTS

    In May 2001, we entered into a new senior unsecured bank credit facility, which replaced our previous $100 million senior unsecured bank credit facility. Our new bank credit facility provides for a $200 million revolving line of credit with a $25 million competitive bid loan feature and a $70 million letter of credit sub-facility. See "Description of Other Indebtedness."

                            ------------------------

    Our principal executive offices are located at 8000 Bent Branch Drive, Irving, Texas 75063. Our telephone number is (972) 409-1300. Our website address is www.michaels.com. Information on our website is not part of this prospectus.

                               THE EXCHANGE OFFER


The Exchange Offer...................  Michaels Stores offers to exchange $200.0 million in principal amount of its 9 1/4% Senior Notes due July 1,
                                       2009, which have been registered under the federal
                                       securities laws, for $200.0 million principal amount of its outstanding unregistered 9 1/4% Senior Notes due July 1,
                                       2009 which Michaels Stores issued on July 6, 2001 in a
                                       private offering. You have the right to exchange your
                                       outstanding notes for exchange notes with substantially
                                       identical terms.

                                       In order for your outstanding notes to be exchanged, you
                                       must properly tender them prior to the expiration of the
                                       exchange offer. All outstanding notes that are validly
                                       tendered and not validly withdrawn will be exchanged.
                                       Michaels Stores will issue the exchange notes on or promptly after the expiration of the exchange offer.

Registration Rights Agreement........  Michaels Stores sold the outstanding notes on July 6, 2001 to a limited number of initial purchasers. At that time,
                                       Michaels Stores signed a registration rights agreement with those initial purchasers, which requires Michaels Stores to conduct this exchange offer. This exchange offer is intended to satisfy those rights set forth in the registration rights agreement. After the exchange offer is complete, you will no longer be entitled to registration rights with respect to
                                       outstanding notes you do not exchange.

If You Fail to Exchange Your
  Outstanding Notes..................  If you do not exchange your outstanding notes for exchange notes in the exchange offer, you will continue to be subject to the restrictions on transfer provided in the outstanding notes and the indenture governing those notes. In general, you may not offer or sell your outstanding notes unless they are registered under the federal securities laws or are sold in a transaction exempt from or not subject to the
                                       registration requirements of the federal securities laws and applicable state securities laws.

Expiration Date......................  The exchange offer will expire at 5:00 p.m., New York City time, on September 20, 2001 unless Michaels Stores decides to extend the expiration date. See "The Exchange
                                       Offer--Expiration Date; Extensions; Amendments."

Conditions to the Exchange
  Offer..............................  The exchange offer is subject to conditions which Michaels
                                       Stores may waive. The exchange offer is not conditioned upon any minimum amount of outstanding notes being tendered for exchange. See "The Exchange Offer--Conditions."

                                       Michaels Stores reserves the right, subject to applicable
                                       law, at any time and from time to time:

                                           - to delay the acceptance of the outstanding notes;

                                           - to terminate the exchange offer if specified
                                           conditions have not been satisfied;

                                           - to extend the expiration date of the exchange offer
                                           and retain all tendered outstanding notes subject to the
                                             right of tendering holders to withdraw their tender of
                                             outstanding notes; and

                                           - to waive any condition or otherwise amend the terms of
                                           the exchange offer in any respect. See "The Exchange
                                             Offer--Expiration Date; Extensions; Amendments."

Procedures for Tendering Notes.......  If you wish to tender your outstanding notes for exchange, you must:

                                           - complete and sign the enclosed letter of transmittal
                                           by following the related instructions; and

                                           - send the letter of transmittal, as directed in the
                                           instructions, together with any other required
                                             documents, to the exchange agent, either (1) with the
                                             outstanding notes to be tendered or (2) in compliance
                                             with the specified procedures for guaranteed delivery
                                             of the outstanding notes.

                                       Brokers, dealers, commercial banks, trust companies and
                                       other nominees may also effect tenders by book-entry
                                       transfer.

                                       Please do not send your letter of transmittal or
                                       certificates representing your outstanding notes to Michaels
                                       Stores. Those documents should only be sent to the exchange agent. Questions regarding how to tender and requests for
                                       information should be directed to the exchange agent. See
                                       "The Exchange Offer--Exchange Agent."

Special Procedures for
  Beneficial Owners..................  If your outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other
                                       nominee, Michaels Stores urges you to contact that person
                                       promptly if you wish to tender your outstanding notes
                                       pursuant to the exchange offer. See "The Exchange
                                       Offer--Procedures for Tendering."

Withdrawal Rights....................  You may withdraw the tender of your outstanding notes at any time prior to the expiration date of the exchange offer by delivering a written notice of your withdrawal to the
                                       exchange agent. You must also follow the withdrawal
                                       procedures as described under the heading "The Exchange
                                       Offer--Withdrawal of Tenders."

Resale of Exchange Notes.............  Michaels Stores believes that you will be able to offer for resale, resell or otherwise transfer exchange notes issued in the exchange offer without compliance with the
                                       registration and prospectus delivery provisions of the
                                       federal securities laws, provided that:

                                           - you are acquiring the exchange notes in the ordinary
                                           course of business;

                                           - you are not participating, and have no arrangement or
                                             understanding with any person to participate, in the
                                             distribution of the exchange notes; and

                                           - you are not an affiliate of Michaels Stores. An
                                           affiliate of Michaels Stores is a person that "controls
                                             or is controlled by or is under common control with"
                                             Michaels Stores.

                                       Michaels Stores' belief is based on interpretations by the
                                       Staff of the SEC, as set forth in no-action letters issued to third parties unrelated to Michaels Stores. The Staff has not considered this exchange offer in the context of a
                                       no-action letter, and Michaels Stores cannot assure you that the Staff would make a similar determination with respect to this exchange offer.

                                       If Michaels Stores' belief is not accurate and you transfer an exchange note without delivering a prospectus meeting the requirements of the federal securities laws or without an
                                       exemption from these laws, you may incur liability under the federal securities laws. Michaels Stores does not and will not assume or indemnify you against this liability.

                                       Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes which were
                                       acquired by such broker-dealer as a result of market-making or other trading activities must agree to deliver a
                                       prospectus meeting the requirements of the federal
                                       securities laws in connection with any resale of the
                                       exchange notes. See "The Exchange Offer--Resale of the
                                       Exchange Notes."

Exchange Agent.......................  The exchange agent for the exchange offer is The Bank of New
                                       York. The address, telephone number and facsimile number of the exchange agent are set forth in "The Exchange
                                       Offer--Exchange Agent" and in the letter of transmittal.

                                       See "The Exchange Offer" for more detailed information
                                       concerning the exchange offer.

                               THE EXCHANGE NOTES


Exchange Notes.......................  $200.0 million principal amount of Michaels Stores' 9 1/4%
                                       Senior Notes due July 1, 2009.

Interest Payment Dates...............  January 1 and July 1, beginning on January 1, 2002.

Ranking..............................  The exchange notes will not be secured debt of Michaels
                                       Stores and the exchange notes will rank equally with our
                                       senior unsecured indebtedness and will be effectively
                                       subordinated to the obligations of our subsidiaries.

                                       As of May 5, 2001, after giving effect to the offering of
                                       the notes and the use of proceeds from the outstanding notes to redeem our 10 7/8% senior notes due 2006, we would have had $200.6 million of senior debt outstanding and, except
                                       for the guarantee by Aaron Brothers of our bank credit
                                       facility, our subsidiaries would have had no debt
                                       outstanding. We have no subordinated indebtedness except for intercompany debt.

Optional Redemption..................  We may redeem some or all of the notes at any time on or after July 1, 2005, at the redemption prices described in
                                       this prospectus.

Public Equity Offering Optional
  Redemption.........................  Before July 1, 2004, we may redeem up to 35% of the aggregate principal amount of the notes with the net
                                       redemption proceeds of one or more public equity offerings at 109.25% of the principal amount of the notes, plus
                                       accrued interest, if at least 65% of the aggregate principal amount of the notes originally issued remains outstanding
                                       after the redemption.

Change of Control....................  When a change of control occurs, each holder of notes may require us to repurchase some or all of its notes at a
                                       purchase price equal to 101% of the principal amount of the notes, plus accrued interest.

Covenants............................  The indenture governing the notes contains covenants that, among other things, limits our ability, and the ability of our restricted subsidiaries, to:

                                           - incur additional indebtedness,

                                           - make restricted payments,

                                           - create certain liens or enter into sale and leaseback
                                             transactions,

                                           - issue or sell preferred stock of our restricted
                                             subsidiaries,

                                           - sell assets,

                                           - restrict dividend or other payments to us,

                                           - engage in transactions with affiliates, and

                                           - consolidate, merge or transfer all or substantially
                                           all of our assets and the assets of our subsidiaries on
                                             a consolidated basis.

                                       These covenants are subject to important exceptions and
                                       qualifications, which are described under the heading
                                       "Description of the Notes."

                                       To the extent we achieve and maintain investment grade
                                       ratings on the notes, many of these covenants will no longer be in effect.

                                       See "The Exchange Notes" for more detailed information
                                       concerning the exchange notes.

Risk Factors.........................  See "Risk Factors" and the other information in this prospectus for a discussion of factors you should carefully consider.

Use of Proceeds......................  We will not receive any cash proceeds from the issuance of the exchange notes.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

    The results of operations, balance sheet and other financial data below for fiscal years 1996, 1997, 1998, 1999 and 2000 has been derived from our audited consolidated financial statements and related notes. Audited consolidated financial statements as of January 29, 2000 and February 3, 2001 and for each of the three fiscal years ended February 3, 2001 appear elsewhere in this prospectus. References to fiscal year mean the year in which that fiscal year began. Our fiscal year 1996 ended on February 1, 1997 and fiscal year 2000 ended on February 3, 2001 and each contained 53 weeks. Our fiscal year 1997 ended on January 31, 1998, fiscal year 1998 ended on January 30, 1999 and fiscal year 1999 ended on January 29, 2000 and each contained 52 weeks. The results of operations, balance sheet and other financial data below for the 13 weeks ended April 29, 2000 and May 5, 2001 and for the 53 weeks ended May 5, 2001 is derived from our unaudited financial statements and reflects only normal recurring adjustments and other items as disclosed in the footnotes to this summary which, in the opinion of our management, are necessary for the fair presentation of this information. You should not expect the consolidated results of operations data, other financial data or other operating data of interim periods to be an indication of results for a full year. You should read the following information together with our consolidated financial statements and related notes included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this prospectus.

                                                     FISCAL YEAR
                            --------------------------------------------------------------
                             1996(1)        1997         1998       1999(2)      2000(3)
                            ----------   ----------   ----------   ----------   ----------
                                    (IN THOUSANDS EXCEPT PER SHARE AND STORE DATA)
RESULTS OF OPERATIONS
  DATA:
  Net sales(5)............  $1,378,277   $1,456,524   $1,573,965   $1,882,522   $2,249,440
  Operating income
    (loss)................     (20,987)      68,942       89,112      122,672      148,417
  Interest expense........      21,038       23,448       22,678       22,654       18,026
  Net income (loss).......     (31,233)      30,077       43,601       62,301       78,589
  Diluted earnings (loss)
    per common share......       (1.35)        1.05         1.43         2.01         2.29
BALANCE SHEET DATA:
  Cash and equivalents....  $   59,069   $  162,283   $   96,124   $   77,398   $   28,191
  Merchandise
    inventories...........     351,208      385,580      501,239      615,065      663,700
  Total current assets....     437,543      573,183      621,928      722,987      729,816
  Total assets............     784,435      908,494      962,650    1,096,703    1,158,436
  Working capital.........     239,812      358,691      391,227      452,011      440,808
  Long-term debt(6).......     238,608      234,889      230,896      224,635      125,145
  Total debt..............     242,823      239,551      236,869      230,988      125,876
  Total liabilities.......     451,633      466,583      481,671      529,905      453,790
  Stockholders' equity....     332,802      441,911      480,979      566,798      704,646
OTHER FINANCIAL DATA:
  Ratio of earnings to
    fixed charges(7)......          -- (8)       1.8x       2.0x         2.2x         2.4x
  Cash flow from operating
    activities............  $   29,749   $   77,907   $    6,038   $   60,770   $  146,758
  Cash flow from investing
    activities............     (32,312)     (38,988)     (59,567)     (90,759)    (120,084)
  Cash flow from financing
    activities............      58,762       64,295      (12,630)      11,263      (75,881)
  EBITDA(9)...............      21,694      117,589      143,255      184,251      218,042
  EBITDA margin(10).......         1.6%         8.1%         9.1%         9.8%         9.7%
  Adjusted EBITDA(11).....  $   62,887   $  117,589   $  143,255   $  185,751   $  218,042
  Adjusted EBITDA
    margin(12)............         4.6%         8.1%         9.1%         9.9%         9.7%
  Total rental expense....  $   92,293   $   96,320   $  109,251   $  129,547   $  157,824
OTHER OPERATING DATA:
  Average net sales per
    Michaels store(13)....  $    2,919   $    3,122   $    3,095   $    3,310   $    3,513
  Comparable store sales
    increase
    (decrease)(14)........          (1)%          6%           1%           7%           5%
  Total selling square
    footage...............       7,821        8,082        8,981       10,411       12,063

                                13 WEEKS ENDED
                            -----------------------   53 WEEKS ENDED
                            APRIL 29,      MAY 5,         MAY 5,
                             2000(3)      2001(4)         2001(4)
                            ----------   ----------   ---------------
                            (IN THOUSANDS EXCEPT PER SHARE AND STORE DATA)
RESULTS OF OPERATIONS
  DATA:
  Net sales(5)............  $  474,152   $  524,720     $2,300,008
  Operating income
    (loss)................      21,338       16,084        143,163
  Interest expense........       5,520        3,778         16,284
  Net income (loss).......       8,230        7,289         77,648
  Diluted earnings (loss)
    per common share......        0.25         0.22           2.26
BALANCE SHEET DATA:
  Cash and equivalents....  $   99,300   $   21,365     $   21,365
  Merchandise
    inventories...........     641,857      744,701        744,701
  Total current assets....     772,898      801,155        801,155
  Total assets............   1,147,645    1,234,718      1,234,718
  Working capital.........     495,786      453,380        453,380
  Long-term debt(6).......     223,545      125,068        125,068
  Total debt..............     229,510      154,829        154,829
  Total liabilities.......     535,635      514,327        514,327
  Stockholders' equity....     612,010      720,391        720,391
OTHER FINANCIAL DATA:
  Ratio of earnings to
    fixed charges(7)......        1.7x         1.5x           2.4x
  Cash flow from operating
    activities............  $    9,091   $  (24,825)    $  112,842
  Cash flow from investing
    activities............     (17,196)     (19,027)      (121,915)
  Cash flow from financing
    activities............      30,007       37,026        (68,862)
  EBITDA(9)...............      38,810       32,630        211,862
  EBITDA margin(10).......         8.2%         6.2%           9.2%
  Adjusted EBITDA(11).....  $   38,810   $   36,702     $  215,934
  Adjusted EBITDA
    margin(12)............         8.2%         7.0%           9.4%
  Total rental expense....  $   36,008   $   42,794     $  164,610
OTHER OPERATING DATA:
  Average net sales per
    Michaels store(13)....         N/A          N/A     $    3,537
  Comparable store sales
    increase
    (decrease)(14)........           7%           3%             4%
  Total selling square
    footage...............      10,769       12,401         12,401

                                                   (CONTINUED ON FOLLOWING PAGE)

                                                                                                 13 WEEKS ENDED
                                                     FISCAL YEAR                             -----------------------
                            --------------------------------------------------------------   APRIL 29,      MAY 5,
                               1996         1997         1998         1999         2000         2000         2001
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
STORES OPEN AT END OF
  PERIOD:
  Michaels................         453          452          496          559          628          585          644
  Aaron Brothers..........          72           74           78           95          119           97          123
  Star Wholesale..........          --           --           --           --            1           --            1
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Total stores open at end
    of period.............         525          526          574          654          748          682          768
                            ==========   ==========   ==========   ==========   ==========   ==========   ==========


                            53 WEEKS ENDED
                                MAY 5,
                                 2001
                            ---------------
STORES OPEN AT END OF
  PERIOD:
  Michaels................           644
  Aaron Brothers..........           123
  Star Wholesale..........             1
                              ----------
  Total stores open at end
    of period.............           768
                              ==========

------------------------------

 (1) Operating loss in fiscal 1996 includes the effect of an unusual pre-tax charge of $41.2 million for costs associated with the sale to liquidate merchandise that was eliminated following store resets, markdowns on discontinued furniture and other home decor merchandise, and reserves for the closure of four stores and the write-down of leasehold improvements in three stores.

 (2) Operating income for fiscal 1999 includes a $1.5 million charge for the settlement of litigation.

 (3) Net income and diluted earnings per common share in fiscal 2000 include the cumulative effect of a change in accounting principle related to recognizing sales of custom frames, net of tax, in the amount of $1.9 million, or $0.06 per diluted share.

 (4) Operating income for the 13 weeks and for the 53 weeks ended May 5, 2001 includes a $3.2 million charge for the settlement of litigation and a $1.0 million charge relating to executive severance costs.

 (5) Net sales represents gross sales less returns.


 (6) Long-term debt includes the long-term portion of capital lease obligations, convertible subordinated notes which we redeemed in June 2000, and our 10 7/8% senior notes due 2006 in the amount of $125 million, which we redeemed in August 2001. In connection with the redemption of the 10 7/8% senior notes due 2006, we will incur an estimated after-tax extraordinary loss of $5.3 million in the third quarter of fiscal 2001.


 (7) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes for such period plus fixed charges deducted in calculating income (loss) before income taxes for such period. Fixed charges consist of interest incurred, amortization of deferred financing fees and an amount representing the interest factor included in rental expense.

 (8) Earnings were insufficient to cover fixed charges in fiscal 1996. The deficiency for fiscal 1996 was $41.1 million.

 (9) EBITDA is calculated as income (loss) before income taxes plus interest, depreciation, and amortization. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to incur and service debt, but is not a financial measurement recognized by generally accepted accounting principles, and therefore, may not be comparable to similarly titled measures used by other entities. EBITDA should not be considered by an investor as an alternative to net income as an indicator of our operating performance, or as an alternative to cash flow as a measure of liquidity.

 (10) EBITDA margin is calculated as EBITDA, as defined above, divided by net sales.

 (11) Adjusted EBITDA is calculated as income (loss) before income taxes plus interest, depreciation, amortization, and unusual, non-recurring charges. Adjusted EBITDA for fiscal 1996 excludes the effect of an unusual pretax charge of $41.2 million for costs associated with the sale to liquidate merchandise that was eliminated following store resets, markdowns on discontinued furniture and other home decor merchandise and reserves for the closure of four stores and the write-down of leasehold improvements in three stores. Adjusted EBITDA for fiscal 1999 excludes the effect of an unusual $1.5 million pretax charge for the settlement of litigation between us and a competitor. Adjusted EBITDA for the 13 and 53 weeks ended May 5, 2001 excludes the effect of a $3.2 million pretax charge for the settlement of litigation and a $1.0 million pretax charge for executive severance.

 (12) Adjusted EBITDA margin is calculated as Adjusted EBITDA, as defined above, divided by net sales.

 (13) The calculation of average net sales per Michaels store only includes sales for stores open for the full 12 months.

 (14) Comparable store sales increase (decrease) represents the increase or decrease in net sales for stores open the same number of months in the indicated and comparable period of the previous year, including stores that were relocated or expanded during either period adjusted for unusual circumstances year over year such as inclement weather, natural disasters and other adjustments. A store is deemed to become comparable in its 14th full month of operation. The calculation of comparable store sales increases or decreases excludes the effect of deferring the recognition of custom frame sales for orders that have not been picked up by the customer at the end of the period.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS DESCRIBED BELOW, TOGETHER WITH THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS, BEFORE YOU DECIDE TO EXCHANGE ANY OF THE NOTES.

THE AMOUNT OF DEBT WE HAVE COULD ADVERSELY AFFECT US BY REDUCING OUR FLEXIBILITY TO RESPOND TO CHANGING BUSINESS AND ECONOMIC CONDITIONS

    As of May 5, 2001, after giving effect to the offering of the notes and the use of proceeds from the outstanding notes to redeem our 10 7/8% senior notes due 2006, we would have had $200.6 million of senior debt outstanding and, except for the guarantee by Aaron Brothers of our bank credit facility, our subsidiaries would have had no debt outstanding. The terms of our indenture and our credit agreement permit us to incur additional debt. See "Description of Other Indebtedness" and "Description of the Notes--Certain Covenants--Limitation on Indebtedness." Our debt could have important consequences to you, including the following:

    - our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, or general corporate purposes may be impaired,

    - a substantial portion of our cash flows from operations may be dedicated to the payment of principal and interest on our debt, which would reduce the funds available to us for our operations,

    - the documents governing our debt contain financial and other restrictive covenants, including those restricting the incurrence of additional debt,

    - a portion of our borrowings is and will continue to be at variable rates of interest which exposes us to the risk of greater interest rates, and

    - we may be at a competitive disadvantage compared to our competitors with less debt and more vulnerable to changing economic conditions.

    Our needs for cash in the future will depend on many factors that are difficult to predict, including our results of operations and efforts to expand our existing operations. We believe, based on current circumstances, that our cash flow, together with available borrowing under the new credit agreement, and the notes, will be sufficient to meet our liquidity needs for the foreseeable future. However, we cannot assure you that our business will generate cash flow at or above current levels. If we are unable to generate sufficient cash flow from operations in the future to repay our debt as it becomes due and make necessary investments, we may be required to restructure or refinance all or a portion of our existing debt, seek new borrowings, reduce or delay capital expenditures, sell assets, seek additional equity capital or delay, scale back or eliminate some aspects of our operations, including delaying our plans for new store openings.

    Moreover, it is possible that we may not be able to satisfy all of the conditions and covenants of our debt. In addition, to the extent we seek to replace or refinance our current debt, replacement financing may not be available on terms that are favorable or acceptable to us. In addition, we may not be able to obtain acceptable financing upon the expiration of our credit agreement. Our ability to obtain additional or replacement financing will be significantly impacted by, among other things, any change in the ratings assigned to us by nationally recognized ratings agencies. Any of these events, if they were to occur, could have a material adverse effect on our business, financial condition, or results of operations.

SECURED INDEBTEDNESS AND BORROWINGS BY SUBSIDIARIES THAT DO NOT BECOME GUARANTORS WILL BE EFFECTIVELY SENIOR TO THE NOTES

    The notes are senior unsecured obligations and therefore will be effectively subordinated to any of our or any of our subsidiaries' secured obligations to the extent of the value of the assets securing such obligations. The indenture permits us and our subsidiaries to incur additional indebtedness, subject to limitations, including limitations on the amount of secured indebtedness. See "Description of the Notes--Certain Covenants--Limitation on Indebtedness" and "--Limitation on Liens."

    We conduct a portion of our operations through subsidiaries, and in the future, we may create additional subsidiaries. Contractual provisions, laws, or regulations, as well as any subsidiary's financial condition and operating requirements, may limit our ability to obtain cash from a subsidiary to pay our debt service obligations, including payments on the notes. The notes will be structurally subordinated to all existing and future obligations of our subsidiaries (unless such subsidiaries guarantee the notes), including claims with respect to trade payables and our Aaron Brothers subsidiary's guarantee of our credit facility. Our Aaron Brothers subsidiary constituted approximately 5.0% of our revenue for the first quarter of fiscal 2001. In addition, the guarantee of any subsidiary will be structurally subordinated to all existing and future obligations of its subsidiaries (unless such subsidiaries also guarantee the notes), including claims with respect to trade payables. Our subsidiaries are limited in the amount of indebtedness they are permitted to incur pursuant to the covenant described under "Description of the Notes--Certain Covenants--Limitation on Indebtedness." This covenant is subject to important exceptions described under such heading.

OUR GROWTH DEPENDS ON OUR ABILITY TO OPEN NEW STORES

    Our key business strategy is to expand our base of Michaels and Aaron Brothers stores. If we were unable to implement this strategy, our ability to increase our sales, profitability and cash flow could be impaired significantly. To the extent that we are unable to open new stores as we anticipate, our sales growth would come only from increases in comparable store sales. Growth in profitability in that case would depend significantly on our ability to reduce our costs as a percentage of our sales. We may be unable to implement our strategy if we cannot identify suitable sites for additional stores, negotiate acceptable leases, access sufficient capital to support store growth, or hire and train a sufficient number of qualified associates.

OUR SUCCESS WILL DEPEND ON HOW WELL WE MANAGE OUR GROWTH

    Even if we are able to implement, to a significant degree, our key business strategy of expanding our store base, we may experience problems, which may prevent any significant increase in profitability or negatively impact our cash flow. For example:

    - the costs of opening and operating new stores may offset the increased sales generated by the additional stores,

    - the closure of unsuccessful stores may result in the retention of liability for expensive leases,

    - a significant portion of our management's time and energy may be consumed with issues unrelated to advancing our core business strategy which could possibly result in a deterioration of our operating results,

    - our expansion may outpace our planned technological advances with the possible consequences of breakdowns in our supply chain management and increased weaknesses in our operational controls,

    - we may be unable to hire and train sufficient qualified managers and other associates,

    - our suppliers may be unable to meet timely the increased demand as a result of additional stores, and

    - we may be unable to expand our existing distribution centers, or employ third-party distribution services on a cost effective basis to provide merchandise for sale by our new stores.

WE MAY FAIL TO ANTICIPATE CUSTOMER DEMANDS

    Our success depends on our ability to anticipate and respond in a timely manner to changing customer demand and preferences for products and supplies used in creative activities. If we misjudge the market, we may significantly overstock unpopular products and be forced to take significant inventory markdowns, which would have a negative impact on our operating results and cash flow. Conversely, shortages of key items could have a materially adverse impact on our operating results.

OUR SUPPLIERS MAY FAIL US

    Many of our suppliers are small firms that produce a limited number of items. Given their limited resources, these firms are susceptible to cash flow issues, production difficulties, quality control issues, and problems in delivering agreed-upon quantities on schedule. We cannot assure you that we would be able, if necessary, to return product to these suppliers and obtain refunds of our purchase price or obtain reimbursement or indemnification from them if their products prove defective. In addition, these suppliers may be unable to withstand a downturn in economic conditions. Significant failures on the part of our key suppliers could have a material adverse affect on our operating results.

    In addition, many of these suppliers require extensive advance notice of our requirements in order to supply products in the quantities we desire. This long lead time requires us to place orders far in advance of the time when certain products will be offered for sale, exposing us to shifts in demand.

RISKS RELATING TO FOREIGN SUPPLIERS

    We rely to a significant extent on foreign manufacturers of various products that we sell. In addition, many of our domestic suppliers purchase a portion of their products from foreign sources. This reliance increases the risk that we will not have adequate and timely supplies of various products due to local political or economic conditions, transportation delays, restrictive actions by foreign governments or United States laws and regulations affecting imports. Reliance on foreign manufacturers also increases our exposure to fluctuations in exchange rates and trade infringement claims and reduces our ability to return product for various reasons.

    In addition, a significant portion of our inventory is manufactured in the People's Republic of China. Since adoption of an "open-door policy" in 1978, the Chinese government has been pursuing economic reform policies, including the encouragement of foreign trade and investment and greater economic decentralization. We cannot assure you, however, that China will continue to pursue these policies.

    All of our products manufactured overseas and imported into the United States are subject to duties collected by the United States Customs Service. We may be subjected to additional duties, significant monetary penalties, the seizure and the forfeiture of the products we are attempting to import or the loss of import privileges if we or our suppliers are found to be in violation of U.S. laws and regulations applicable to the importation of our products.

OUR INFORMATION SYSTEMS MAY PROVE INADEQUATE

    We depend on our management information systems for many aspects of our business. We will be materially adversely affected if our management information systems are disrupted or we are unable to improve, upgrade, and expand our systems, particularly in light of our planned significant increase in number of stores. In addition, we are in the process of upgrading our information systems to provide us with perpetual inventory and automated replenishment capabilities, which we believe are extremely important in the management of a chain of hundreds of stores offering tens of thousands of SKUs. Delays in bringing these new capabilities on line, or disruptions from an imperfect introduction of these new capabilities, could have a materially adverse impact on our financial condition and operating results.

A WEAK FOURTH QUARTER WOULD MATERIALLY ADVERSELY AFFECT OUR OPERATING RESULTS

    Our business is highly seasonal. Our inventories and short-term borrowings grow in the second and third fiscal quarters as we prepare for our peak selling season in the third and fourth fiscal quarters. Our most important quarter in terms of sales, profitability, and cash flow historically has been the fourth fiscal quarter. If for any reason our fourth fiscal quarter results were substantially below expectations, our operating results for the full year would be materially adversely affected, and we could have substantial excess inventory, especially in seasonal merchandise that is difficult to liquidate.

IMPROVEMENTS TO OUR SUPPLY CHAIN MAY NOT BE FULLY SUCCESSFUL

    An important part of our efforts to achieve efficiencies, cost reductions, and sales and cash flow growth is the identification and implementation of improvements to our supply chain, including merchandise ordering, transportation and receipt processing. Any failure to take full advantage of supply chain opportunities could have a material adverse impact on our operating results.

COMPETITION COULD NEGATIVELY IMPACT OUR OPERATIONS

    The retail arts and crafts industry is competitive, which could result in the reduction of our prices and our loss of market share. We must remain competitive in the areas of quality, price, selection, and convenience. Our primary competition is comprised of specialty arts and crafts retailers, which include Hobby Lobby, A.C. Moore Arts & Crafts, Inc., Jo-Ann etc. (operated by Jo-Ann Stores, Inc.) and Garden Ridge Corporation. We also compete with mass merchants, who dedicate a portion of their selling space to a limited selection of craft supplies and seasonal and holiday merchandise, regional chains, and local merchants. Some of our competitors, particularly the mass merchants, are larger and have greater financial resources than we do. In addition, alternative methods of selling crafts, such as over the Internet, could result in additional competitors in the future and increased price competition since our customers could more readily comparison shop. Furthermore, we ultimately compete with alternative sources of entertainment and leisure for our customers.

ENERGY SHORTAGES, NATURAL DISASTERS OR A DECLINE IN ECONOMIC CONDITIONS IN CALIFORNIA COULD INCREASE OUR OPERATING EXPENSES OR ADVERSELY AFFECT OUR SALES REVENUE

    As of May 5, 2001, we operate 176 stores in California. Because California is experiencing energy and electricity shortages, we may be subject to increased operating costs as a result of higher electricity and energy rates and may be subject to rolling blackouts which could interrupt our retail business. Any such impact could be material and adversely affect our profitability. A decline in the economic conditions in California, whether or not such decline spreads beyond California, could materially adversely affect our business. Furthermore, a natural disaster or other catastrophic event, such as an earthquake affecting California, could significantly disrupt our business.

THE COVENANT RESTRICTIONS IN THE NOTES AND IN OUR OTHER DEBT RESTRICT OUR OPERATIONS

    We and our subsidiaries are subject to significant operating and financial restrictions contained in the instruments governing the notes and our other indebtedness. Those restrictions affect, and in many respects significantly limit or prohibit, among other things, our ability to:

    - incur additional indebtedness,

    - make various investments,

    - issue or sell our restricted subsidiaries' capital stock,

    - engage in transactions with affiliates,

    - make various distributions,

    - sell or securitize accounts receivables,

    - provide negative pledges,

    - make capital expenditures beyond specific limitations,

    - engage in derivative transactions other than in the ordinary course of business,

    - create various liens, or

    - merge, consolidate, and sell assets.

    In addition, our bank credit agreement requires us to maintain specified financial ratios. These restrictions could also limit our ability to obtain financing in the future, make needed capital expenditures, withstand a future downturn in our business or the economy in general or conduct necessary corporate activities. If we or our subsidiaries fail to comply with these restrictions, we may be in default under the terms of our indebtedness, even if we are otherwise able to meet our debt service obligations. In the event of a default, the holders of the indebtedness could elect to declare all of that indebtedness, together with accrued interest, to be due and payable and a significant portion of our other indebtedness (including the notes) may become immediately due and payable as a result of cross-default clauses contained in documentation evidencing debt. We cannot assure you that we would be able to make those payments or borrow sufficient funds from alternative sources to make those payments. Even if we were to obtain additional financing, that financing may be on terms unfavorable to us.

WE MAY NOT HAVE ENOUGH FUNDS TO REPURCHASE THE NOTES UPON A CHANGE OF CONTROL

    Should there be a change of control of Michaels, each holder of the notes will have the right to require us, subject to various conditions, to repurchase all or any part of that holder's notes at a price equal to 101% of the principal of those notes, plus accrued and unpaid interest, if any, to the date of repurchase. See "Description of the Notes--Change of Control." Existing senior indebtedness under our bank credit agreement includes, and our future indebtedness may include, change of control provisions. Under those provisions, should a specified change of control event occur, we would be required to repurchase, or the lender could demand the repayment of, that indebtedness. Subject to some limitations, we could, in the future, enter into various transactions, including acquisitions, refinancings or other recapitalizations that would not constitute a change of control under the indenture for the notes, but that could increase the amount of our debt outstanding at that time or otherwise affect our capital structure or credit rating. We have no present intention to engage in a transaction involving a change of control, although it is possible that we could decide to do so in the future. The term "Change of Control" with respect to the notes is defined in "Description of the Notes--Change of Control."

    We cannot assure you that we will have sufficient funds available or could obtain the financing necessary to repurchase the notes and any other outstanding indebtedness that rank equally with the notes tendered by holders of those obligations following a change of control. If a change of control occurred and we did not have the funds or financing available to pay for the notes and any other indebtedness ranking equally with the notes that are tendered for repurchase, an event of default would be triggered under the notes and under that other outstanding indebtedness. Each of these defaults could have a material adverse consequence for us and the holders of the notes. The ability of a holder of the notes to require us to repurchase its notes as a result of our sale or other disposition of less than all our properties and assets on a consolidated basis to another person or related group of persons may be uncertain. See "Description of the Notes--Change of Control."

ANY SUBSIDIARY GUARANTEES OF THE NOTES MAY BE SUBORDINATED OR AVOIDED BY A COURT

    None of our subsidiaries will guarantee the notes initially. If any of our existing or future restricted subsidiaries guarantee any of our other indebtedness other than the guarantee from Aaron Brothers in favor of our bank lenders, those subsidiaries may be required to guarantee the notes on a senior basis.

See "Description of the Notes--Certain Covenants--Limitation on Indebtedness." Various applicable fraudulent conveyance laws have been enacted for the protection of creditors. A court may use those laws to subordinate or avoid any guarantee of the notes issued by any of our subsidiaries. It is also possible that under some circumstances a court could hold that the direct obligations of a subsidiary guaranteeing the notes could be superior to the obligations under that guarantee. A court could avoid or subordinate the guarantee of the notes by any of our subsidiaries in favor of that subsidiary's other debts or liabilities to the extent that the court determined either of the following were true at the time the subsidiary issued the guarantee:

    - the subsidiary incurred the guarantee with the intent to hinder, delay, or defraud any of its present or future creditors or that such subsidiary contemplated insolvency with a design to favor one or more creditors to the total or partial exclusion of others; or

    - the subsidiary did not receive fair consideration or reasonably equivalent value for issuing the guarantee and, at the time it issued the guarantee, the subsidiary:

          - was insolvent or rendered insolvent by reason of the issuance of the guarantee,

          - was engaged or about to engage in a business or transaction for which the remaining assets of the subsidiary constituted unreasonably small capital, or

          - intended to incur, or believed that it would incur, debts beyond its ability to pay these debts as they matured.

    Among other things, a legal challenge of a subsidiary's guarantee of the notes on fraudulent conveyance grounds may focus on the benefits, if any, realized by that subsidiary as a result of our issuance of the notes.

    To the extent a subsidiary's guarantee of the notes is avoided as a result of a fraudulent conveyance or held unenforceable for any other reason, the note holders would cease to have any claim in respect of that guarantee and would be creditors solely of us.

THERE MAY NOT BE A PUBLIC MARKET FOR THE EXCHANGE NOTES.


    There is no existing trading market for the outstanding notes. If such a market were to develop, the outstanding notes and, if issued, the exchange notes could trade at prices that may be lower than the initial offering price depending on many factors, including prevailing interest rates, our operating results and the market for similar securities.


IF YOU DO NOT EXCHANGE YOUR OUTSTANDING NOTES YOU MAY HAVE DIFFICULTY IN TRANSFERRING THEM AT A LATER TIME.

    Michaels Stores will issue exchange notes in exchange for the outstanding notes after the exchange agent receives your outstanding notes, the letter of transmittal and all related documents. You should allow adequate time for delivery if you choose to tender your outstanding notes for exchange. Outstanding notes that are not exchanged will remain subject to restrictions on transfer and will not have any rights to registration.

    If you do participate in the exchange offer for the purpose of participating in the distribution of the exchange notes, you must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 for any resale transaction. Each broker-dealer who holds outstanding notes for its own account due to market-making or other trading activities and who receives exchange notes for its own account must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. If any outstanding notes are not tendered in the exchange or are tendered but not accepted, the trading market for such outstanding notes could be negatively affected due to the limited amount expected to remain outstanding following the completion of the exchange offer.

                                USE OF PROCEEDS

    We will not receive any cash proceeds from the issuance of the exchange notes. Because we are exchanging the exchange notes for the outstanding notes, which have substantially identical terms, the issuance of the exchange notes will not result in any increase in the indebtedness of Michaels Stores.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of May 5, 2001, on an actual basis and as adjusted to give effect to the offering of the outstanding notes and our use of proceeds thereof to redeem the 10 7/8% senior notes due 2006 and pay amounts outstanding under our credit agreement. The exchange notes exchanged for outstanding notes will not affect the amount of indebtedness outstanding. You should read this information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

                                                                AS OF MAY 5, 2001
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
                                                                   (UNAUDITED)
Cash and equivalents........................................  $ 21,365     $ 52,942
                                                              ========     ========
Total debt:
  Bank line of credit.......................................  $ 29,200     $     --
  9 1/4% Senior notes due 2009..............................        --      200,000
  10 7/8% Senior notes due 2006.............................   125,000           --
  Capital lease obligations.................................       629          629
                                                              --------     --------
    Total debt..............................................   154,829      200,629
                                                              --------     --------

Stockholders' equity:
  Common stock, $.10 par value; 150,000,000 shares
    authorized;
    32,172,812 shares issued and outstanding................     3,217        3,217
  Additional paid-in capital................................   438,768      438,768
  Retained earnings.........................................   278,406      273,088(1)
                                                              --------     --------
    Total stockholders' equity..............................   720,391      715,073
                                                              --------     --------
Total capitalization........................................  $875,220     $915,702
                                                              ========     ========

------------------------

(1) Reflects the estimated after-tax extraordinary charge to earnings of approximately $5.3 million in connection with the redemption of our 10 7/8% senior notes due 2006.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

    The results of operations, balance sheet and other financial data below for fiscal years 1996, 1997, 1998, 1999 and 2000 has been derived from our audited consolidated financial statements and related notes. Audited consolidated financial statements as of January 29, 2000 and February 3, 2001 and for each of the three fiscal years ended February 3, 2001 appear elsewhere in this prospectus. References to fiscal year mean the year in which that fiscal year began. Our fiscal year 1996 ended on February 1, 1997 and fiscal year 2000 ended on February 3, 2001 and each contained 53 weeks. Our fiscal year 1997 ended on January 31, 1998, fiscal year 1998 ended on January 30, 1999 and fiscal year 1999 ended on January 29, 2000 and each contained 52 weeks. The results of operations, balance sheet and other financial data below for the 13 weeks ended April 29, 2000 and May 5, 2001 and for the 53 weeks ended May 5, 2001 is derived from our unaudited financial statements and reflects only normal recurring adjustments and other items as disclosed in the footnotes to these selected consolidated financial and operating data which, in the opinion of our management, are necessary for the fair presentation of this information. You should not expect the consolidated results of operations data, other financial data or other operating data of interim periods to be an indication of results for a full year. You should read the following information together with our consolidated financial statements and related notes included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this prospectus.

                                                     FISCAL YEAR
                            --------------------------------------------------------------
                             1996(1)        1997         1998       1999(2)      2000(3)
                            ----------   ----------   ----------   ----------   ----------
                                    (IN THOUSANDS EXCEPT PER SHARE AND STORE DATA)
RESULTS OF OPERATIONS
  DATA:
  Net sales(5)............  $1,378,277   $1,456,524   $1,573,965   $1,882,522   $2,249,440
  Operating income
    (loss)................     (20,987)      68,942       89,112      122,672      148,417
  Interest expense........      21,038       23,448       22,678       22,654       18,026
  Net income (loss).......     (31,233)      30,077       43,601       62,301       78,589
  Diluted earnings (loss)
    per common share......       (1.35)        1.05         1.43         2.01         2.29
BALANCE SHEET DATA:
  Cash and equivalents....  $   59,069   $  162,283   $   96,124   $   77,398   $   28,191
  Merchandise
    inventories...........     351,208      385,580      501,239      615,065      663,700
  Total current assets....     437,543      573,183      621,928      722,987      729,816
  Total assets............     784,435      908,494      962,650    1,096,703    1,158,436
  Working capital.........     239,812      358,691      391,227      452,011      440,808
  Long-term debt(6).......     238,608      234,889      230,896      224,635      125,145
  Total debt..............     242,823      239,551      236,869      230,988      125,876
  Total liabilities.......     451,633      466,583      481,671      529,905      453,790
  Stockholders' equity....     332,802      441,911      480,979      566,798      704,646
OTHER FINANCIAL DATA:
  Ratio of earnings to
    fixed charges(7)......          -- (8)       1.8x       2.0x         2.2x         2.4x
  Cash flow from operating
    activities............  $   29,749   $   77,907   $    6,038   $   60,770   $  146,758
  Cash flow from investing
    activities............     (32,312)     (38,988)     (59,567)     (90,759)    (120,084)
  Cash flow from financing
    activities............      58,762       64,295      (12,630)      11,263      (75,881)
  EBITDA(9)...............      21,694      117,589      143,255      184,251      218,042
  EBITDA margin(10).......         1.6%         8.1%         9.1%         9.8%         9.7%
  Adjusted EBITDA(11).....  $   62,887   $  117,589   $  143,255   $  185,751   $  218,042
  Adjusted EBITDA
    margin(12)............         4.6%         8.1%         9.1%         9.9%         9.7%
  Total rental expense....  $   92,293   $   96,320   $  109,251   $  129,547   $  157,824
OTHER OPERATING DATA:
  Average net sales per
    Michaels store(13)....  $    2,919   $    3,122   $    3,095   $    3,310   $    3,513
  Comparable store sales
    increase
    (decrease)(14)........          (1)%          6%           1%           7%           5%
  Total selling square
    footage...............       7,821        8,082        8,981       10,411       12,063

                                13 WEEKS ENDED
                            -----------------------   53 WEEKS ENDED
                            APRIL 29,      MAY 5,         MAY 5,
                             2000(3)      2001(4)        2001(4)
                            ----------   ----------   --------------
                            (IN THOUSANDS EXCEPT PER SHARE AND STORE DATA)
RESULTS OF OPERATIONS
  DATA:
  Net sales(5)............  $  474,152   $  524,720     $2,300,008
  Operating income
    (loss)................      21,338       16,084        143,163
  Interest expense........       5,520        3,778         16,284
  Net income (loss).......       8,230        7,289         77,648
  Diluted earnings (loss)
    per common share......        0.25         0.22           2.26
BALANCE SHEET DATA:
  Cash and equivalents....  $   99,300   $   21,365     $   21,365
  Merchandise
    inventories...........     641,857      744,701        744,701
  Total current assets....     772,898      801,155        801,155
  Total assets............   1,147,645    1,234,718      1,234,718
  Working capital.........     495,786      453,380        453,380
  Long-term debt(6).......     223,545      125,068        125,068
  Total debt..............     229,510      154,829        154,829
  Total liabilities.......     535,635      514,327        514,327
  Stockholders' equity....     612,010      720,391        720,391
OTHER FINANCIAL DATA:
  Ratio of earnings to
    fixed charges(7)......        1.7x         1.5x           2.4x
  Cash flow from operating
    activities............  $    9,091   $  (24,825)    $  112,842
  Cash flow from investing
    activities............     (17,196)     (19,027)      (121,915)
  Cash flow from financing
    activities............      30,007       37,026        (68,862)
  EBITDA(9)...............      38,810       32,630        211,862
  EBITDA margin(10).......         8.2%         6.2%           9.2%
  Adjusted EBITDA(11).....  $   38,810   $   36,702     $  215,934
  Adjusted EBITDA
    margin(12)............         8.2%         7.0%           9.4%
  Total rental expense....  $   36,008   $   42,794     $  164,610
OTHER OPERATING DATA:
  Average net sales per
    Michaels store(13)....         N/A          N/A     $    3,537
  Comparable store sales
    increase
    (decrease)(14)........           7%           3%             4%
  Total selling square
    footage...............      10,769       12,401         12,401

                                                   (CONTINUED ON FOLLOWING PAGE)

                                                                                                 13 WEEKS ENDED
                                                     FISCAL YEAR                             -----------------------
                            --------------------------------------------------------------   APRIL 29,      MAY 5,
                               1996         1997         1998         1999         2000         2000         2001
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
STORES OPEN AT END OF
  PERIOD:
  Michaels................         453          452          496          559          628          585          644
  Aaron Brothers..........          72           74           78           95          119           97          123
  Star Wholesale..........          --           --           --           --            1           --            1
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Total stores open at end
    of period.............         525          526          574          654          748          682          768
                            ==========   ==========   ==========   ==========   ==========   ==========   ==========


                            53 WEEKS ENDED
                                MAY 5,
                                 2001
                            --------------
STORES OPEN AT END OF
  PERIOD:
  Michaels................           644
  Aaron Brothers..........           123
  Star Wholesale..........             1
                              ----------
  Total stores open at end
    of period.............           768
                              ==========

------------------------------

 (1) Operating loss in fiscal 1996 includes the effect of an unusual pre-tax charge of $41.2 million for costs associated with the sale to liquidate merchandise that was eliminated following store resets, markdowns on discontinued furniture and other home decor merchandise, and reserves for the closure of four stores and the write-down of leasehold improvements in three stores.

 (2) Operating income for fiscal 1999 includes a $1.5 million charge for the settlement of litigation.

 (3) Net income and diluted earnings per common share in fiscal 2000 include the cumulative effect of a change in accounting principle related to recognizing sales of custom frames, net of tax, in the amount of $1.9 million, or $0.06 per diluted share.

 (4) Operating income for the 13 weeks and for the 53 weeks ended May 5, 2001 includes a $3.2 million charge for the settlement of litigation and a $1.0 million charge relating to executive severance costs.

 (5) Net sales represents gross sales less returns.


 (6) Long-term debt includes the long-term portion of capital lease obligations, convertible subordinated notes which we redeemed in June 2000, and our 10 7/8% senior notes due 2006 in the amount of $125 million, which we redeemed in August 2001. In connection with the redemption of the 10 7/8% senior notes due 2006, we will incur an estimated after-tax extraordinary loss of $5.3 million in the third quarter of fiscal 2001.


 (7) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes for such period plus fixed charges deducted in calculating income (loss) before income taxes for such period. Fixed charges consist of interest incurred, amortization of deferred financing fees and an amount representing the interest factor included in rental expense.

 (8) Earnings were insufficient to cover fixed charges in fiscal 1996. The deficiency for fiscal 1996 was $41.1 million.

 (9) EBITDA is calculated as income (loss) before income taxes plus interest, depreciation, and amortization. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to incur and service debt, but is not a financial measurement recognized by generally accepted accounting principles, and therefore, may not be comparable to similarly titled measures used by other entities. EBITDA should not be considered by an investor as an alternative to net income as an indicator of our operating performance, or as an alternative to cash flow as a measure of liquidity.

(10) EBITDA margin is calculated as EBITDA, as defined above, divided by net sales.

(11) Adjusted EBITDA is calculated as income (loss) before income taxes plus interest, depreciation, amortization, and unusual, non-recurring charges. Adjusted EBITDA for fiscal 1996 excludes the effect of an unusual pretax charge of $41.2 million for costs associated with the sale to liquidate merchandise that was eliminated following store resets, markdowns on discontinued furniture and other home decor merchandise and reserves for the closure of four stores and the write-down of leasehold improvements in three stores. Adjusted EBITDA for fiscal 1999 excludes the effect of an unusual $1.5 million pretax charge for the settlement of litigation between us and a competitor. Adjusted EBITDA for the 13 and 53 weeks ended May 5, 2001 excludes the effect of a $3.2 million pretax charge for the settlement of litigation and a $1.0 million pretax charge for executive severance.

(12) Adjusted EBITDA margin is calculated as Adjusted EBITDA, as defined above, divided by net sales.

(13) The calculation of average net sales per Michaels store only includes sales for stores open for the full 12 months.

(14) Comparable store sales increase (decrease) represents the increase or decrease in net sales for stores open the same number of months in the indicated and comparable period of the previous year, including stores that were relocated or expanded during either period adjusted for unusual circumstances year over year such as inclement weather, natural disasters and other adjustments. A store is deemed to become comparable in its 14th full month of operation. The calculation of comparable store sales increases or decreases excludes the effect of deferring the recognition of custom frame sales for orders that have not been picked up by the customer at the end of the period.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS INCLUDED ELSEWHERE IN THIS PROSPECTUS. OUR FISCAL YEAR INCLUDES 52 OR 53 WEEKS AND ENDS ON THE SATURDAY CLOSEST TO JANUARY 31. REFERENCES TO FISCAL YEAR MEAN THE YEAR IN WHICH THAT FISCAL YEAR BEGAN. OUR FISCAL YEAR 1996 ENDED ON FEBRUARY 1, 1997 AND FISCAL YEAR 2000 ENDED ON FEBRUARY 3, 2001 AND EACH CONTAINED 53 WEEKS. OUR FISCAL YEAR 1997 ENDED ON JANUARY 31, 1998, FISCAL YEAR 1998 ENDED ON
JANUARY 30, 1999 AND FISCAL YEAR 1999 ENDED ON JANUARY 29, 2000 AND EACH CONTAINED 52 WEEKS. THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT REFLECT OUR PLANS, ESTIMATES, AND BELIEFS. OUR ACTUAL RESULTS COULD MATERIALLY DIFFER FROM THOSE DISCUSSED IN THOSE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW AND ELSEWHERE IN THIS PROSPECTUS, AND PARTICULARLY IN "RISK FACTORS" AND "FORWARD-LOOKING STATEMENTS."

RESULTS OF OPERATIONS

    The following table sets forth the percentage relationship to net sales of each line item of our consolidated statements of income. This table should be read in conjunction with the following discussion and with our consolidated financial statements, including the related notes.

                                                                                             13 WEEKS ENDED
                                                                  FISCAL YEAR             --------------------
                                                         ------------------------------   APRIL 29,    MAY 5,
                                                           1998       1999       2000       2000        2001
                                                         --------   --------   --------   ---------   --------
Net sales..............................................   100.0%     100.0%     100.0%      100.0%     100.0%
Cost of sales and occupancy expense....................    66.8       66.1       66.4        66.1       66.2
                                                          -----      -----      -----       -----      -----
Gross margin...........................................    33.2       33.9       33.6        33.9       33.8
Selling, general, and administrative expense...........    27.0       26.7       26.5        28.8       29.8
Store pre-opening costs................................     0.5        0.6        0.5         0.6        0.3
Litigation settlement..................................      --        0.1         --          --        0.6
                                                          -----      -----      -----       -----      -----
Operating income.......................................     5.7        6.5        6.6         4.5        3.1
Interest expense.......................................     1.4        1.2        0.8         1.2        0.7
Other (income) and expense, net........................    (0.2)      (0.1)      (0.2)       (0.2)      (0.0)
                                                          -----      -----      -----       -----      -----
Income before income taxes and cumulative effect of
  accounting change....................................     4.5        5.4        6.0         3.5        2.4
Provision for income taxes.............................     1.7        2.1        2.4         1.4        1.0
                                                          -----      -----      -----       -----      -----
Income before cumulative effect of accounting change...     2.8        3.3        3.6         2.1        1.4
Cumulative effect of accounting change for revenue
  recognition, net of tax..............................      --         --        0.1         0.4         --
                                                          -----      -----      -----       -----      -----
Net income.............................................     2.8%       3.3%       3.5%        1.7%       1.4%
                                                          =====      =====      =====       =====      =====

    QUARTER ENDED MAY 5, 2001 COMPARED TO THE QUARTER ENDED APRIL 29, 2000

    Net sales for the 13 weeks ended May 5, 2001 increased $50.6 million, or 11%, over the 13 weeks ended April 29, 2000. At the end of the first quarter of fiscal 2001, we operated 644 Michaels and 123 Aaron Brothers retail stores. The results for the first quarter of fiscal 2001 included sales from 62 Michaels and 27 Aaron Brothers retail stores that were opened and a wholesale operation that was acquired during the 12-month period ended May 5, 2001, more than offsetting lost sales from three Michaels and one Aaron Brothers store closures. Sales at the new stores (net of closures) and the acquired wholesale operation during the first quarter of fiscal 2001 accounted for $46.4 million of the increase in net sales. Comparable store sales increased 3% in the first quarter of fiscal 2001 compared to the first quarter of fiscal 2000, which contributed $11.7 million to the net sales increase. The improvement in comparable store sales was due to a strong performance in our core categories of seasonal, ribbon, custom framing, general arts and crafts, and ready-made frames. Going forward, we expect to achieve comparable store sales increases for the remainder of fiscal 2001, taken as a whole. Our ability to continue to generate comparable store sales increases is dependent, in part, on our ability to continue to maintain store in-stock positions on the top-selling items, to properly allocate seasonal merchandise to the stores based upon anticipated sales trends utilizing POS rate of sale information, and the success of our sales promotion efforts. The above increases in net sales were partially offset by the net deferral of revenue related to the sale of custom frames, which resulted in a decrease in net sales of $7.5 million from the first quarter of fiscal 2000 to the first quarter of fiscal 2001. This decrease was due to the fluctuation in custom frame sales volume during the last two weeks of each fiscal quarter as a result of, but not limited to, seasonal trends and the timing of custom framing promotional activities. For purposes of calculating comparable store sales, a store is deemed to become comparable in its 14th full month of operation in order to eliminate grand opening sales distortions, and results are reported on a 52-week basis for the yearly period and a 13-week basis for the quarterly period.

    Cost of sales and occupancy expense, as a percentage of net sales, for the first quarter of fiscal 2001 was 66.2%, an increase of 0.1% compared to the first quarter of fiscal 2000. This increase was primarily attributable to higher occupancy costs associated with new and relocated stores and higher utilities costs compared to the first quarter of fiscal 2000, partially offset by improved merchandise margins.

    Selling, general, and administrative expense, as a percentage of net sales, increased by 1.0% from the first quarter of fiscal 2000 to the first quarter of fiscal 2001. This increase resulted principally from increased store payroll and related expenses, as a percentage of net sales, and higher advertising expenses. In addition, we incurred costs of approximately $1.0 million in the first quarter of fiscal 2001 related to severance agreements with former senior executives.

    Store pre-opening costs, as a percentage of net sales, decreased by 0.3% in the first quarter of fiscal 2001 compared to the first quarter of fiscal 2000. In the first quarter of fiscal 2001, we opened or relocated 20 Michaels and four Aaron Brothers stores compared to 30 Michaels and two Aaron Brothers stores opened or relocated in the first quarter of fiscal 2000.

    On June 6, 2001, we negotiated a tentative settlement of a purported class action with a former assistant manager of the company, Taiyeb Raniwala. Pursuant to the terms of the settlement, in exchange for a full release of claims, we are obligated to pay a maximum of $3.0 million covering all claims and attorneys' fees, plus estimated payroll taxes of approximately $153,000, which amount was accrued in the first quarter of fiscal 2001. The specific terms of the settlement are currently being finalized between the parties and must then be approved by the court. While we believe that it is likely that the settlement will be approved, we can provide no assurance to that effect.

    Operating income, as a percentage of net sales, decreased by 1.4% to $16.1 million in the first quarter of fiscal 2001 compared to $21.3 million for the first quarter of fiscal 2000. Operating income for the first quarter of fiscal 2001 was negatively impacted by $2.5 million resulting from the net deferral of custom framing revenue for reasons disclosed above, severance costs of approximately $1.0 million, and the litigation settlement charge of $3.2 million. Operating income for the first quarter of fiscal 2000 was positively impacted by $665,000 related to the net deferral of custom framing revenue. Excluding the effects of the net deferrals related to sales of custom frames, the one-time severance charge, and the litigation settlement charge, operating income increased 10% from $20.7 million in the first quarter of fiscal 2000 to $22.7 million in the first quarter of fiscal 2001, on a 12% increase in net sales during the same period. For more information, see Note 2 of Notes to

Consolidated Financial Statements for the three months ended May 5, 2001 included elsewhere in this prospectus.

    Interest expense (net of interest income), as a percentage of net sales, decreased by 0.3% in the first quarter of fiscal 2001 compared to the first quarter of fiscal 2000. This decrease resulted from interest savings related to the conversion and redemption of our convertible subordinated notes in June 2000, discussed under "Liquidity and Capital Resources" below, partially offset by lower investment income on lower average cash balances during the first quarter of fiscal 2001.

    The effective tax rate was 41% for the first quarter of fiscal 2001 and 40% for the first quarter of fiscal 2000.

    We changed our accounting policy with respect to revenue recognition related to the sale of custom frames effective retroactively as of the beginning of fiscal 2000. As a result, we recorded a non-cash charge of $1.9 million, net of tax, in the first quarter of fiscal 2000 for the cumulative effect of the change on fiscal years prior to fiscal 2000. Including this one-time charge, net income for the first quarter of fiscal 2000 was $8.2 million, or $0.25 per diluted share. Excluding this one-time charge, net income for the first quarter of fiscal 2000 was $10.1 million, or $0.31 per diluted share.

    FISCAL 2000 COMPARED TO FISCAL 1999

    Net sales in fiscal 2000 increased $366.9 million, or 19.5%, over fiscal 1999. The results for fiscal 2000 included sales from 72 Michaels and 25 Aaron Brothers stores that were opened and a wholesale operation that was acquired during the year, more than offsetting lost sales from three Michaels and one Aaron Brothers store closures. Sales at the new stores (net of closures) and the acquired wholesale operation during fiscal 2000 accounted for $242.0 million of the increase in net sales. Comparable store sales increased 5% in fiscal 2000 compared to fiscal 1999, which contributed $93.0 million to the net sales increase. In addition, fiscal 2000 net sales includes sales from the 53rd week of $31.9 million. The improvement in comparable store sales was due to a strong performance in our core categories of general crafts, ribbon, art supplies, framing, and floral as well as substantial increases in the seasonal product categories.

    Cost of sales and occupancy expense, as a percentage of net sales, for fiscal 2000 was 66.4%, an increase of 0.3% compared to fiscal 1999. This increase was primarily attributable to higher fiscal 2000 seasonal inventory markdowns related to holiday clearance merchandise and higher occupancy costs associated with new and relocated stores.

    Selling, general, and administrative expense, as a percentage of net sales, decreased by 0.2% in fiscal 2000 compared to fiscal 1999. This decrease was primarily due to improved expense leverage in advertising and depreciation and amortization expenses, partially offset by increased payroll and related expenses, as a percentage of net sales, and costs associated with our supply chain initiative totaling $4.5 million.

    Store pre-opening costs, as a percentage of net sales, decreased by 0.1% in fiscal 2000 compared to fiscal 1999, as we opened or relocated 89 Michaels and 28 Aaron Brothers stores in fiscal 2000 compared to 95 Michaels and 23 Aaron Brothers stores in the prior fiscal year.

    Operating income, as a percentage of net sales, increased by 0.1% in fiscal 2000 compared to fiscal 1999. Operating income increased 21.0% from fiscal 1999 to fiscal 2000, on a 19.5% increase in net sales, to $148.4 million compared to $122.7 million in the prior fiscal year.

    Interest expense (net of interest income), as a percentage of net sales, in fiscal 2000 decreased by 0.5% compared to fiscal 1999. This decrease resulted from interest savings related to the conversion and redemption of the convertible subordinated notes in June 2000 and a leveraging of interest expense on expanded sales.

    As more fully described in Note 2 of Notes to Consolidated Financial Statements for fiscal 2000 included elsewhere in this prospectus, we changed our accounting policy with respect to revenue recognition related to the sale of custom frames effective retroactively as of the beginning of fiscal 2000. As a result, we recorded a charge of $1.9 million, net of tax, or $0.06 per diluted share, in the first quarter of fiscal 2000 for the cumulative effect of the change on prior years. Including this one-time charge, net income for fiscal 2000 was $78.6 million, or $2.29 per diluted share. Excluding this one-time charge, net income for fiscal 2000 was $80.4 million, or $2.35 per diluted share.

    FISCAL 1999 COMPARED TO FISCAL 1998

    Net sales in fiscal 1999 increased $308.5 million, or 20%, over fiscal 1998. The results for fiscal 1999 included sales from 69 Michaels and 17 Aaron Brothers stores that were opened during the year, more than offsetting lost sales from six Michaels and no Aaron Brothers store closures. Sales at the new stores (net of closures) during fiscal 1999 accounted for $198.9 million of the increase in net sales. Comparable store sales increased 7% in fiscal 1999 compared to fiscal 1998, which contributed $109.6 million to the net sales increase. The improvement in comparable store sales was due to a strong performance in our core categories of framing, general crafts, art supplies, floral, ribbon, home decor, and books as well as substantial increases in the seasonal product categories.

    Cost of sales and occupancy expense, as a percentage of net sales, for fiscal 1999 was 66.1%, a decrease of 0.7% compared to fiscal 1998. This decrease was primarily attributable to improved initial markup on inventories, improvements in the margins associated with fourth quarter promotional activities, and better margins on season-end clearance merchandise. This decrease was partially offset by larger investments in information systems infrastructure and higher occupancy costs associated with new and relocated stores.

    Selling, general, and administrative expense, as a percentage of net sales, decreased by 0.3% in fiscal 1999 compared to fiscal 1998. This decrease resulted from improved expense leverage in store payroll and related expenses, partially offset by higher bank fees associated with an increase in the percentage of sales via credit card.

    Store pre-opening costs, as a percentage of net sales, increased by 0.1% in fiscal 1999 compared to fiscal 1998, as we opened or relocated 95 Michaels and 23 Aaron Brothers stores in fiscal 1999 compared to 64 Michaels and 10 Aaron Brothers stores in the prior fiscal year.

    On January 15, 1999, MJDesigns, Inc., a competitor, filed a complaint alleging that some of our representatives disseminated negative information about the financial stability of MJDesigns, which, it was contended, contributed to MJDesigns' bankruptcy filing. On August 5, 1999, we reached an agreement to settle the litigation and, accordingly, we recorded a $1.5 million charge in the second quarter of fiscal 1999 to reflect the terms of the agreement. In addition to the settlement payment, we executed mutual releases with MJDesigns. The court approved the settlement on October 19, 1999. Including the litigation settlement charge, operating income in fiscal 1999 was $122.7 million. Excluding the litigation settlement charge, operating income in fiscal 1999 increased 39% from the prior fiscal year to $124.2 million compared to $89.1 million in fiscal 1998.

    Operating income, as a percentage of net sales, increased by 0.8% in fiscal 1999 compared to fiscal 1998. This improvement represented a 38% increase over the prior fiscal year, on a 20% increase in net sales, to $122.7 million compared to $89.1 million in the prior fiscal year.

    Interest expense (net of interest income), as a percentage of net sales, decreased by 0.1% for fiscal 1999 compared to fiscal 1998. This decrease resulted from a leveraging of interest expense on expanded sales, partially offset by lower invested cash balances in fiscal 1999 compared to fiscal 1998.

    Net income for fiscal 1999, including the litigation settlement charge, was $62.3 million, or $2.01 per diluted share. Excluding the litigation settlement charge, net income increased 45% from the prior fiscal year to $63.2 million, or $2.03 per diluted share, compared to $43.6 million, or $1.43 per diluted share, in fiscal 1998.

LIQUIDITY AND CAPITAL RESOURCES

    We require cash principally to finance capital investments, inventory for new, relocated, and expanded stores, and seasonal working capital. We opened 86 Michaels and Aaron Brothers stores in fiscal 1999 and 97 stores in fiscal 2000, relocated 32 Michaels and Aaron Brothers stores in fiscal 1999 and 20 stores in fiscal 2000, and expanded three Michaels stores in fiscal 1999 and one Michaels store in fiscal 2000. In recent years, we have financed our operations and new store openings primarily with cash from operations, borrowings under our bank credit facility, the issuance of our common stock, and proceeds from the exercise of outstanding stock options.

    We currently estimate that our capital expenditures will be approximately $145 million in fiscal 2001, which amount is net of proceeds of approximately $26.9 million from the completion in June 2001 of a sale/leaseback transaction for two distribution centers which we purchased in December 2000. We anticipate spending approximately $47 million to open approximately 75 new Michaels and 20 new Aaron Brothers stores; $30 million for improvements in existing stores;
$29 million for new and existing distribution centers; $11 million on information systems projects; $4 million on corporate expansion; and $24 million for various other capital investment activities. We expect to spend on average approximately $1.25 million to open a new Michaels store, which includes $570,000 in net inventory and $110,000 of pre-opening costs and $436,000 to open a new Aaron Brothers store, which includes $133,000 in net inventory and $28,000 of pre-opening costs. We anticipate that our new Michaels and Aaron Brothers stores, as a group, will become profitable within the first 12 months of operation of each store.

    On June 9, 2000, we called for the redemption on June 29, 2000 of our convertible subordinated notes due January 15, 2003. The aggregate principal amount of the convertible subordinated notes outstanding was $96,935,000. The holders had the option to convert their convertible subordinated notes into shares of our common stock prior to 5:00 p.m., Eastern Time, on June 22, 2000, at a price of $38.00 per share. Alternatively, holders could have their convertible subordinated notes redeemed on June 29, 2000 at a total redemption price of $1,051.25 per $1,000 principal amount of convertible subordinated notes, which includes a premium for early redemption and accrued interest. As a result, a majority of the convertible subordinated notes was surrendered by the June 22, 2000 conversion date and were converted into 2,445,565 shares of our common stock. The remaining convertible subordinated notes were redeemed at a total redemption price of $4,206,051 on June 29, 2000. The loss from the redemption was not material.

    In fiscal 1998, we repurchased and placed in treasury 1,145,000 shares of our common stock for an aggregate purchase price of $20.4 million. On July 14, 1999, our Board of Directors authorized the repurchase of up to 5,000,000 shares of our common stock. Pursuant to this plan, in fiscal 1999 we repurchased and placed in treasury 364,000 shares of our common stock for an aggregate purchase price of $11.5 million. In the first quarter of fiscal 2000, we retired all of our common stock held in treasury. Subsequent to the first quarter of fiscal 2000, through December 14, 2000, we repurchased and retired 4,636,000 shares of our common stock for an aggregate purchase price of $139.4 million (average of $30.06 per share) and, as a result, we completed the July 1999 stock repurchase plan.

    On December 14, 2000, our Board of Directors authorized the repurchase of an additional 1,000,000 shares of our outstanding common stock. As of May 5, 2001, we have repurchased and retired 525,000 shares under this plan at an aggregate price of $17.2 million (average cost of $32.67 per share). We may continue our stock repurchases provided that market prices of our common stock make it advantageous. We are restricted by regulations of the SEC from making repurchases during specified time periods. Finally, under the agreements governing our outstanding indebtedness, we can only repurchase shares if we maintain or comply with specified financial ratios and other covenants.

    Proceeds from the exercise of outstanding stock options have served as a source of cash for us, and we expect to receive proceeds from the exercise of outstanding stock options in the future. For the first quarter of fiscal 2001, proceeds from the exercise of stock options were $7.8 million. For fiscal 2000, proceeds from the exercise of stock options were $89.5 million. During fiscal 1999, proceeds from the exercise of stock options were $28.8 million.

    In October 1997, we began issuing our common stock through our dividend reinvestment and stock purchase plan. The plan provides owners of shares of our common stock with a convenient and economical means of purchasing our common stock. During fiscal 2000, 1999, and 1998, we issued 411,982, and 178,730 shares, respectively, through the plan, generating $14,000, $27,000, and approximately $6.2 million, respectively, in new equity.

    In October 1999, we began issuing our common stock through our employees stock purchase plan. The plan provides our employees with a convenient and economical means of purchasing our common stock. The plan also provides us with an additional way to raise equity capital. During fiscal 2000 and 1999, we issued 33,288 and 8,035 shares, respectively, through the plan, generating approximately $922,000 and $208,000, respectively, in proceeds. Prior to October 1999, shares for the employees stock purchase plan were acquired through open market purchases.

    CHANGES IN CASH AND EQUIVALENTS

    FIRST QUARTER OF FISCAL 2001 COMPARED TO FIRST QUARTER OF FISCAL 2000

    Cash flow used in operating activities during the first quarter of fiscal 2001 was $24.8 million, compared with cash flow provided by operating activities of $9.1 million during the first quarter of fiscal 2000. Cash flow used in operating activities for the first quarter of fiscal 2001 was principally the result of higher investments in merchandise inventories, net of accounts payable, in the amount of $54.9 million compared with the first quarter of fiscal 2000 primarily as a result of new store openings and purchases made in the first quarter of fiscal 2001 to improve our in-stock position on core merchandise. Inventories per Michaels store of $1.106 million at May 5, 2001 increased 5% from $1.055 million at April 29, 2000. In connection with our continuing supply chain management initiatives, our plans are to continue to increase the basic inventory levels carried in our distribution centers in an effort to reduce the number of direct vendor shipments to our stores, thereby reducing the safety stock required at the store level.

    Cash flow used in investing activities in the first quarter of fiscal 2001 was $19.0 million compared to $17.2 million in the first quarter of fiscal 2000. Cash flow from investing activities in the first quarter of fiscal 2001 was primarily the result of capital expenditures related to the opening of 16 Michaels and four Aaron Brothers stores and the relocation of four Michaels stores in the first quarter of fiscal 2001. The following table sets forth capital expenditures for the first quarter of fiscal 2001 and the first quarter of fiscal 2000:

                                                               13 WEEKS ENDED
                                                            --------------------
                                                            APRIL 29,    MAY 5,
                                                              2000        2001
                                                            ---------   --------
                                                               (IN THOUSANDS)
New and relocated stores and stores not yet opened........   $10,453    $ 9,691
Existing stores...........................................       997      3,413
Distribution system expansion.............................       210      1,992
Information systems.......................................     4,635      1,984
Corporate and other.......................................       925      1,960
                                                             -------    -------
                                                             $17,220    $19,040
                                                             =======    =======

    We anticipate additional capital expenditures during the remainder of fiscal 2001 to total approximately $126.0 million, which amount is net of proceeds of $26.9 million from the completion in June 2001 of a sale/leaseback transaction for the two distribution centers which we purchased in December 2000.

    Cash flow provided by financing activities in the first quarter of fiscal 2001 was $37.0 million compared to $30.0 million in the first quarter of fiscal 2000. The increase in cash provided by financing activities was primarily due to net borrowings outstanding under the credit agreement of $29.2 million as of May 5, 2001 partially offset by a decrease in the proceeds from the exercise of stock options. Proceeds from the exercise of stock options were $7.8 million for 325,667 shares of our common stock in the first quarter of fiscal 2001 and $31.3 million for 1,471,529 shares of our common stock in the first quarter of fiscal 2000.

    FISCAL 2000 COMPARED TO FISCAL 1999

    Our net cash provided by operating activities in fiscal 2000 was $146.8 million compared to $60.8 million in fiscal 1999. This increase was due to increased profitability before depreciation and amortization and a smaller increase in merchandise inventories for fiscal 2000 compared to fiscal 1999.

    Our net cash used in investing activities in fiscal 2000 was $120.1 million compared to $90.8 million during fiscal 1999. Our cash used in investment activities resulted from opening 72 Michaels and 25 Aaron Brothers stores and relocating 17 Michaels and three Aaron Brothers stores during fiscal 2000. Capital expenditures were approximately $55.1 million for the newly opened stores, approximately $35.3 million related to existing stores and information systems enhancements, and approximately $27.6 million related to the exercise of our option to purchase two distribution facilities that were previously leased. In addition, we spent approximately $2.2 million related to the acquisition of the Star Wholesale operation. During fiscal 1999, we opened 69 Michaels and 17 Aaron Brothers stores and relocated 26 Michaels and six Aaron Brothers stores. Capital expenditures for the newly opened stores were approximately
$58.5 million during fiscal 1999.

    Our net cash used in financing activities for fiscal 2000 was $75.9 million compared to net cash provided by financing activities of $11.3 million in fiscal 1999. This increase in net cash used in financing activities was primarily the result of repurchases of more shares of our common stock pursuant to the July 1999 stock repurchase program, partially offset by an increase in proceeds from the exercise of stock options. During fiscal 2000, we received
$89.5 million from the exercise of stock options for 4,454,332 shares of our common stock, compared to $28.8 million for 1,857,336 shares during fiscal 1999.

    SENIOR UNSECURED BANK CREDIT FACILITY

    In May 2001, we completed a new senior unsecured revolving credit facility of $200 million with our bank lenders, which replaced our previous senior unsecured $100 million credit facility. Our new bank credit facility provides for a $200 million revolving line of credit with a $25 million competitive bid loan feature and a $70 million letter of credit sub-facility. Our new bank credit facility is further described in "Description of Other Indebtedness." We are in compliance with all terms and conditions of our credit agreement. Borrowings outstanding under our credit facility were $29.2 million as of May 5, 2001. Borrowings available under the credit agreement are reduced by the aggregate amount of letters of credit outstanding under the credit agreement ($8.7 million at May 5, 2001). Borrowings in the first quarter of fiscal 2001 were outstanding for 79 days, with an average outstanding borrowing of $13.0 million and a weighted average interest rate of 7.33%.

    Borrowings in fiscal 2000 and fiscal 1999 were outstanding under our previous $100 million credit facility for 47 days and 121 days, respectively, in connection with the inventory buildup for peak selling seasons (with average outstanding borrowings of $25 million and $40 million, respectively, and a weighted average interest rate of 7.80% and 6.29%, respectively).

    GENERAL

    We believe that our available cash, funds generated by operating activities, funds available under our credit facility, the net proceeds from the outstanding notes, and proceeds from the exercise of stock options will be sufficient to redeem the 10 7/8% senior notes due 2006 and fund anticipated capital expenditures, working capital requirements, and any stock repurchases, for the foreseeable future.

SEASONALITY

    Our business is highly seasonal, with higher sales in the third and fourth fiscal quarters. Historically, the fourth quarter, which includes the Christmas selling season, has accounted for approximately 36% of our sales and, excluding 1995 and 1996, approximately 60% of our operating income. For information with respect to our quarterly results for fiscal 2000, see the Unaudited Supplemental Quarterly Financial Data schedule in our Consolidated Financial Statements for fiscal 2000 included elsewhere in this prospectus.

                               INDUSTRY OVERVIEW

    As the leading specialty retailer providing materials, ideas, and education for creative activities in home decor, art, and craft projects, we believe that we are well positioned to benefit from several favorable consumer trends. Based on our historical sales trends, we believe demographic changes, particularly an aging baby boomer population, and a favorable economic environment have led to increases in investment in the home and purchases of new homes, an increasing focus on home-based, family activities, and the trend towards making, rather than buying, gift items. According to the industry study most recently published by the Hobby Industry Association, 65% of United States households surveyed had at least one member who engaged in a craft activity within the prior year. We compete across several additional industries, including home decor, party supplies, candles, photo frames, and custom framing. For example, approximately 46% of our sales are derived from three decorative categories--silk and dried flowers, picture framing, and seasonal products. When this broader focus is considered, a recently published research report estimates the market in which our products are sold at over $30 billion.

    The market in which we compete is highly fragmented, containing thousands of stores nationwide operated primarily by small, independent retailers. We are the largest and only national retailer dedicated to serving the arts and crafts market, and we believe that there are only four other major arts and crafts retailers in the United States with annual sales in excess of $200 million. Moreover, we believe that our fiscal 2000 sales were more than twice as large as those of our largest direct competitor.

    Customers tend to choose where to shop based upon store location, selection, price, quality of merchandise, availability of product, and customer service. We compete with many different types of retailers and classify our competition within the following categories:

    - MULTI-STORE CHAINS. This category includes several multi-store chains operating more than 35 stores in a region and comprises: Hobby Lobby, a chain which operates approximately 256 stores primarily in the Midwestern United States; A.C. Moore Arts & Crafts, Inc., a chain which operates approximately 53 stores in the mid-Atlantic and Northeast regions; Jo-Ann etc. (operated by Jo-Ann Stores, Inc.), which operates approximately
      59 stores across the country; and Garden Ridge Corporation, which operates approximately 36 stores across the country. All of these chains are significantly smaller than Michaels with respect to number of stores and total net sales. While more sophisticated than the small, local specialty retailer, we believe none of these chains has buying power, distribution, and advertising capabilities comparable to ours.

    - SMALL, LOCAL SPECIALTY RETAILERS. This category includes thousands of local "Mom & Pop" art and craft retailers. Typically, these are single store operations managed by the owner. The stores generally offer a limited selection and have limited resources for advertising, purchasing, and distribution. Many of these stores have established a loyal customer base within a given community and compete on customer service.

    - MASS MERCHANDISERS. This category includes companies such as Wal-Mart Stores, Inc. and other mass merchandisers. These retailers typically dedicate only a small portion of their selling space to a limited selection of home decor, art and craft supplies, and seasonal merchandise. In addition, these mass merchandisers generally have limited customer service staffs with little or no experience in crafting projects.

                                    BUSINESS

GENERAL

    We are the largest national specialty retailer providing materials, ideas, and education for creative activities. As of May 5, 2001, we operate
644 Michaels retail stores in 48 states, as well as Canada and Puerto Rico, which offer products for the do-it-yourself home decorator and art and craft supplies. We also operate 123 Aaron Brothers stores as of May 5, 2001, primarily on the West Coast, which offer photo frames, a full line of ready-made frames, custom framing services, and a wide selection of art supplies. We also own and operate Star Wholesale, a single wholesale operation located in Dallas, Texas, offering merchandise primarily to interior decorators/designers, wedding/event planners, florists, hotels, restaurants, and commercial display companies.

RECENT HISTORY

    During the early 1990s, we embarked on an aggressive national expansion program. By 1995, we had tripled our store base to over 500 stores through new store openings and acquisitions, accomplishing our goal of becoming the nation's largest specialty retailer in our industry. However, as a result of the lack of adequate information systems and infrastructure to support our rapid growth, our financial results began to weaken. In fiscal 1996, we hired Michael Rouleau, our current President and Chief Executive Officer, who has focused on increasing the profitability of our existing stores by implementing a variety of operating initiatives. These initiatives included installing POS systems chain-wide to record item-level sales, implementation of plan-o-grams, elimination of non-core merchandise, reduction of costs through centralized negotiated pricing and strengthening the quality and depth of our management team.

    During fiscal 1997, we continued to focus on key initiatives, including increasing the number of SKUs replenished and shipped from our distribution centers to our stores, testing a new store prototype and store opening process, and improving merchandising in our stores. With the success of these initiatives, we resumed an accelerated new store opening strategy by opening
50 new Michaels stores during fiscal 1998. We opened 69 Michaels stores and 17 Aaron Brothers stores in fiscal 1999 and 72 Michaels stores and 25 Aaron Brothers stores in fiscal 2000. Included in our fiscal 1999 and 2000 Michaels store openings are 15 and one stores, respectively, for which we acquired the leases from MJDesigns, Inc. During the first quarter of fiscal 2001, we opened 16 Michaels stores and four Aaron Brothers stores.

MERCHANDISING AND MARKETING

    PRODUCT SELECTION

    Our Michaels store merchandising strategy is to provide a broad selection of products in an appealing store environment that emphasizes superior customer service. Each Michaels store offers more than 40,000 SKUs in a number of product categories. The following table shows a breakdown of sales for Michaels stores by department as a percentage of total sales for fiscal 1998, 1999, and 2000:

                                                                      FISCAL YEAR
                                                             ------------------------------
                                                               1998       1999       2000
                                                             --------   --------   --------
General crafts.............................................     29%        28%        27%
Picture framing............................................     18         18         18
Silk and dried floral......................................     18         17         17
Fine art materials.........................................     16         17         17
Hobby, party, and candles..................................     11         11         10
Seasonal...................................................      8          9         11
                                                               ---        ---        ---
                                                               100%       100%       100%
                                                               ===        ===        ===

    The merchandise offered within each major category is as follows:

    - products for the do-it-yourself home decorator, including wall decor, candles, containers, baskets and potpourri; custom framing services, ready-made frames, mat boards, glass, backing materials and related supplies, framed art, and photo albums; and silk flowers, dried flowers and artificial plants sold separately or in ready-made and custom floral arrangements, all accessories needed for floral arranging and other floral items, such as wreaths;

    - art supplies, including memory book materials; surfaces and pads; adhesives and finishes; and pastels, watercolors, oil paints, acrylics, easels, brushes, paper, canvas, and stenciling materials; and

    - craft supplies, including beads, wood, doll making supplies, jewelry making supplies, rubber stamps, apparel crafts, books and magazines, and plaster; needlecraft items including stitchery supplies, hand-knitting yarns, needles, canvas, and related supplies for needlepoint, embroidery and cross stitching, knitting, crochet, rug making kits, and quilt and afghan kits; ribbon and wedding accessories; gifts; hobby items including plastic model kits and related supplies, kids' craft materials, plush toys, and paint-by-number kits; party needs including paper party goods, balloons, gift wrap, candy making supplies, and cake decorating supplies; and candle making supplies.

    Our Michaels stores regularly feature seasonal merchandise that complements our core merchandising strategy. Seasonal merchandise is offered for several holiday periods, including Valentine's Day, Easter, Mother's Day, Halloween, Thanksgiving, and Christmas. For example, seasonal merchandise for the Christmas season includes home decorating components such as artificial trees, wreaths, candles, lights, and ornaments.

    During the Christmas selling season, a significant portion of floor and shelf space in a typical Michaels store is devoted to Christmas crafts, Christmas decorations and gift making merchandise. Because of the project-oriented nature of these products, the Christmas selling season begins in August and extends through December. Accordingly, a fully developed seasonal merchandising program, including inventory, merchandise layout and instructional ideas, is implemented in each Michaels store beginning in July of each year. This program requires additional inventory accumulation so that each store is fully stocked during the peak season to meet higher demand from increased customer traffic.

    We routinely identify merchandise that requires some price reduction to accelerate sales of the product. The need for this reduction is generally attributable to either seasonal product remaining at the end of the season or product that is being displaced from its assigned location in the store to make room for new merchandise. Additional product candidates for repricing are identified using the POS sales data. In each case, the appropriate repricing is determined at our corporate office and sent to the stores with instructions on how to promote sales of the repriced product.

    Our Aaron Brothers stores offer on average 7,900 SKUs, including photo frames, a full line of ready-made frames, and a wide selection of art supplies and custom framing services. Our merchandising strategy for our Aaron Brothers stores is to provide guaranteed everyday low-priced custom framing services and selection, with a 10-day delivery guarantee. In addition, we strive to provide a fashion forward framing merchandise selection in an appealing environment with superior customer service.

    CUSTOMER SERVICE

    We believe that customer service is an important component of our merchandising strategy. Many of the craft supplies sold in Michaels stores can be assembled into unique end products with an appropriate amount of guidance and direction. Accordingly, we have displays in every store in an effort to stimulate new project ideas and we supply free project sheets with detailed instructions on how to assemble the product. We also offer project sheets on our Internet site, www.michaels.com, and in our MICHAELS CREATE! magazine. In addition, many Michaels sales associates are craft enthusiasts who are able to help customers with ideas and instructions. We periodically offer inexpensive classes and demonstrations utilizing merchandise available in our stores as a means of promoting craft trends and expanding our customer base.

    ADVERTISING

    We focus on circular and newspaper advertising. We have found full-color circular advertising, primarily as an insert into newspapers, to be the most effective medium of advertising. The circulars advertise numerous products in order to emphasize the wide selection of products available at Michaels stores. We believe that our ability to advertise through circulars and newspapers throughout the year in each of our markets provides us with an advantage over our smaller competitors. In addition, our advertising reinforces and strengthens our brand name. In fiscal 2000, we spent approximately $108.8 million on advertising.

STORE DESIGN AND OPERATIONS

    Our store design encourages purchases in a friendly, interactive environment. Our Michaels stores average 18,100 square feet of selling space, and our Aaron Brothers stores average 5,900 square feet of selling space. Many of the craft supplies sold in our Michaels stores can be assembled into unique end products with an appropriate amount of guidance and direction. Accordingly, we display completed projects in every Michaels store in an effort to stimulate new project ideas and we supply free project sheets with detailed instructions on how to assemble the product.

    Store design is developed centrally and implemented at the store level through the use of plan-o-grams which provide store associates with detailed descriptions and illustrations with respect to store layout and merchandise presentation. Plan-o-grams are also used to cluster various products that can be combined to create individual projects.

    We strive to complement our innovative store design with superior customer service to provide an enjoyable shopping experience. We believe that prompt, knowledgeable, and enthusiastic service fosters customer loyalty and can differentiate us from our competition. Many of our sales associates are craft enthusiasts who are able to help customers with ideas and instructions.

    A Michaels store is typically managed by a store manager, one assistant manager, and three department managers. The field organization for Michaels is headed by an executive vice president and is divided into four geographic zones. Each zone has its own vice president, loss prevention manager, human resources manager, and 12 to 13 district managers. There are a total of 50 districts. Typically, an Aaron Brothers store is managed by a store manager and one or two assistant managers. The field organization for Aaron Brothers is headed by a divisional vice president and is divided into 10 districts, each with a district manager. We believe this organizational structure enhances the communication among the individual stores and between the stores and corporate headquarters.

PURCHASING

    We purchase merchandise from over 1,400 suppliers. We believe that our buying power and ability to make centralized purchases enable us to acquire products on favorable terms. Central merchandising management teams for Michaels and Aaron Brothers negotiate with vendors on behalf of all their stores in order to obtain the lowest net merchandise costs and improve control over product mix and inventory. In fiscal 2000, our top 10 vendors accounted for approximately 19% of total purchases with no single vendor accounting for more than 4% of total purchases.

    In addition to purchasing from outside suppliers, our Michaels and Aaron Brothers stores purchase ready-made frames from our manufacturing division. This division, which also manufactures and sells custom framing materials and services to our stores, consists of a manufacturing facility and three regional processing centers to support our retail stores.

    Substantially all of the products sold in Michaels stores are manufactured in the United States, the Far East, Canada, and Mexico. Goods manufactured in the Far East generally require long lead times and are ordered four to six months in advance of delivery. Those products are either imported directly by us or acquired from distributors based in the United States. In all cases, purchases are denominated in United States dollars (or Canadian dollars for purchases of certain items delivered directly to stores in Canada).

    Our in-store merchandise assortments are selected by our centralized buying staff. More than 80% of our SKUs are carried year round and are considered basic items. These items are reordered by the stores on a weekly basis via a radio frequency handheld ordering device, or RF gun, and an in-store back-office computer. The in-store computer then generates an order to be faxed to a vendor for SKUs not carried in our distribution centers or transmits a replenishment order to the general office for items carried in our distribution centers.

    Late in fiscal 1998, we enhanced the RF gun software to provide the store order specialists with store specific sales history for any item. Early in fiscal 1999, store order specialists were given revised ordering procedures that encompassed the new expanded capability of the RF gun. Consequently, specialists reordering merchandise now have both the on-hand quantity and the sales history data at the time they determine order quantities. In fiscal 2000, additional functionality was added to the RF gun to provide a recommended order quantity for selected items. Further enhancements are anticipated during fiscal 2001.

DISTRIBUTION

    We currently operate a distribution system that supplies our Michaels stores with merchandise, including substantially all seasonal and promotional items. Our distribution centers are located in Texas, California, Kentucky, and Florida. In fiscal 2000, we initiated an expansion of our California distribution center, and in fiscal 2001, we will begin building a new distribution facility in the Northeast. These projects, to be completed in the first half of fiscal 2002, will add approximately 1.1 million square feet to our current 1.8 million square feet of capacity. Michaels stores generally receive deliveries from the distribution centers each week through an internal distribution network using contract carriers. Aaron Brothers stores receive merchandise from their dedicated distribution center located in the Los Angeles, California area. Star Wholesale receives its merchandise from direct vendor shipments.

    We believe that our distribution system, with its planned expansion, will allow us to maintain sufficient inventory in each store to meet our customers' demands while controlling our overall investment in inventory. We currently have approximately 16,500 SKUs in our distribution centers. We intend to add approximately 9,000 SKUs that we will replenish through our distribution centers after our expansion is completed. We believe our distribution network provides us with an advantage over our competitors, and we intend to increase the amount of goods processed through our distribution system to reduce our supply chain costs and more effectively manage our investment in inventories.

    Approximately 57% of Michaels stores' merchandise is shipped through the Michaels distribution system, with the remainder being shipped directly from vendors. Approximately 63% of Aaron Brothers stores' merchandise is shipped through the Aaron Brothers distribution center, with the remainder being shipped directly from vendors. Each Aaron Brothers store is systematically restocked on a weekly or biweekly basis.

INVENTORY MANAGEMENT

    Our primary objectives for inventory management are maximizing the efficiency of the flow of product to the stores, improving store in-stock position, improving store labor efficiency, and optimizing overall investment in inventory. We manage our inventory in several ways, including: weekly tracking of inventory status; the use of plan-o-grams to control the merchandise assortment; the use of store level RF guns to order merchandise based on store specific rate of sale for each SKU; and the review of item-level sales information in order to track the sell-through of seasonal and promotional items and to plan our assortments. The data that we are obtaining from our POS system is an integral component in the inventory management process. In addition, inventories are verified through periodic physical counts conducted throughout the year on a rotating systematic schedule. We anticipate that the additional information on SKU-level inventories at each store, as provided by a perpetual inventory system, will dramatically improve our ability to balance our inventory and improve our replenishment process. We began testing such a perpetual inventory system in select stores in fiscal 2000, with plans to roll the process out to all Michaels stores beginning in fiscal 2002.

BUSINESS STRATEGY

    We intend to increase our revenues and profits by strengthening our position as the leading national retailer within the arts and crafts and home decor sector through the following strategies:

    - INCREASE SALES AND PRODUCTIVITY OF MICHAELS STORES. Our Michaels stores that have been open for more than 12 months currently average
      $3.5 million in sales per store. We believe we can increase average sales per store to $5.0 million. We intend to achieve this objective by increasing the dollar amount per sale and by creating additional demand for our products.

          - INCREASING DOLLAR AMOUNT PER SALE. We believe if a customer consistently finds the desired product in-stock, the customer will view Michaels stores as a store-of-choice and purchase additional merchandise while in the store. We intend to enhance each store's in-stock position of key merchandise via the improvement of our supply chain. Our distribution centers allow us to leverage our price negotiations with our suppliers by ordering significant quantities, while also providing us the ability to break large orders into smaller quantities to allow for a timely and economical response to stores' in-stock demands. Through our distribution initiatives in fiscal 2001 and 2002, we will add distribution capacity of 1.1 million square feet to our existing 1.8 million square feet. We are also testing a perpetual inventory system, with an expected roll-out starting in fiscal 2002, to further enhance our capability to monitor and manage our in-store inventories.

          - CREATING ADDITIONAL DEMAND FOR OUR PRODUCTS. We are currently targeting increased demand for our products through traditional retail and advertising and multimedia channels. We are implementing this strategy by:

              u holding in-store classes, demonstrations, and other educational events utilizing merchandise available in our stores,

              u promoting craft ideas and projects in our recently launched bi-monthly MICHAELS CREATE! magazine, which has become the second most popular arts and crafts publication in its debut issue. The magazine will be carried by other major retailers, including K-mart and Target,

              u promoting craft ideas on our www.michaels.com website, and

              u participating in industry-wide promotion campaigns.

    - ENHANCE MERCHANDISE OPERATING MARGINS. We intend to enhance operating margins through additional leverage of our consolidated purchasing activities. We plan to leverage our technology systems to improve margins on seasonal products through our implementation of allocation technologies that more efficiently allocate merchandise among stores, and to maximize margins on promotional sales by determining more accurately the most profitable promotional price for each product. We continue to seek value-added opportunities to complement our core businesses, such as our recent expansion into art prints and Michaels-manufactured framing products, which extends and enhances our custom framing business. In addition, we continue to evaluate opportunities to further reduce our merchandise costs and ensure adequate supplies through vertical integration.

    - GROW THROUGH NEW MICHAELS STORE OPENINGS. We believe the United States and Canadian markets can support up to 1,100 Michaels stores. We plan to open approximately 75 new Michaels stores each year beginning in fiscal 2001 and extending into the foreseeable future, funded primarily through operating earnings and seasonal borrowings. Since the beginning of fiscal 1998, we have opened or relocated 268 Michaels stores using our standard operating procedures, which contain more than 500 steps to ensure a smooth opening with a merchandise assortment and presentation consistent with our existing stores. We have developed and are refining our Michaels store prototype to constantly incorporate improved merchandising techniques and store layouts.

    - EXPAND AARON BROTHERS NATIONWIDE. We plan to open approximately 20 new Aaron Brothers stores in fiscal 2001, also funded primarily through operating earnings and seasonal borrowings. Assuming successful openings in new markets, we plan to roll out this concept nationwide and open 25 to 75 new Aaron Brothers stores per year in each of the subsequent three fiscal years. We believe the United States and Canadian markets can support up to 600 Aaron Brothers stores.

    In addition to the above core business strategies, we also intend to increase our revenues and profits through the following strategies:

    - TEST A WHOLESALE BUSINESS CONCEPT. In May 2000, in connection with our strategy of developing a wholesale business concept, we acquired Star Wholesale in Dallas, Texas. The target customers for this concept are interior decorators/designers, wedding/event planners, florists, hotels, restaurants, and commercial display companies. Star Wholesale features approximately 50,000 square feet of selling space and offers approximately 18,000 SKUs. This is a test concept that we see as an additional area in which we can expand our customer base, leverage our experience and vendor base, and add growth to our business.

    - ENHANCE THE MICHAELS WEBSITE. We have created a Michaels.com division that is focused on developing and maintaining an innovative online experience for our customers. The primary focus of our Internet strategy is to provide information, ideas, and education about crafting and to encourage consumers using our website to visit our retail stores to purchase merchandise they need for their projects. We look at our website as a permanent marketing tool for Michaels and we will use it to enhance our core retail business and the industry in general. The secondary focus for our Michaels.com division is to offer merchandise for sale online.

STORE EXPANSION AND RELOCATION

    Having achieved our objective of becoming the largest and only national retailer of arts, crafts, and decorative items, we recognized in 1995 that we had the critical mass to achieve improved operating efficiencies that could result in higher returns on capital by focusing on key initiatives, such as strengthening our information systems and infrastructure to support future store growth. On August 23, 1995, we announced a shift in focus from sales growth to realizing higher returns on capital and as a result, moderated our internal growth rate in number of stores. In fiscal 1998, having successfully completed these initiatives, we returned to an accelerated new store opening program and have maintained that growth through fiscal 2000. The following table shows our store growth:

                                                                           FISCAL YEAR                         13 WEEKS
                                                       ----------------------------------------------------      ENDED
                                                         1996       1997       1998       1999       2000     MAY 5, 2001
                                                       --------   --------   --------   --------   --------   -----------
MICHAELS STORES:
  Retail stores open at end of period................    453        452        496        559        628          644
  Retail stores opened during the period.............     13          9         50         69         72           16
  Retail stores closed during the period.............      2         10          6          6          3           --
  Retail stores relocated during the period..........     22         14         14         26         17            4
AARON BROTHERS STORES:
  Stores open at end of period.......................     72         74         78         95        119          123
  Stores opened during the period....................      4          3          5         17         25            4
  Stores closed during the period....................     --          1          1         --          1           --
  Stores relocated during the period.................      3          1          5          6          3           --
STAR WHOLESALE STORE:
  Wholesale store open at end of period..............     --         --         --         --          1            1
  Wholesale store acquired during the period.........     --         --         --         --          1           --

    In keeping with our plans to continue to seek store growth while realizing higher returns on capital, in fiscal 2001, we plan to open approximately 75 new and relocate approximately 25 Michaels stores. We also plan to open approximately 20 new and relocate approximately five Aaron Brothers stores in fiscal 2001. Assuming successful openings in new markets, we plan to roll this concept out nationwide and open 25 to 75 new Aaron Brothers stores per year in each of the subsequent three fiscal years.

    Our expansion strategy is to give priority to adding stores in existing markets in order to enhance economies of scale associated with advertising, distribution, field supervision, and other regional expenses. We believe that few of our existing markets are saturated. The anticipated opening of Michaels and Aaron Brothers stores in fiscal 2001 and the rate at which stores are opened thereafter will depend upon a number of factors, including the success of existing Michaels and Aaron Brothers stores, the availability and the cost of capital for expansion, the availability of suitable store sites, and the ability to hire and train qualified managers.

    Michaels has developed a standardized procedure that allows for the efficient opening of new stores and their integration into our information and distribution systems. Michaels develops the floor plan and inventory layout and organizes the advertising and promotions in connection with the opening of each new store. In addition, Michaels maintains qualified store opening teams to provide new store personnel with in-store training. Accordingly, Michaels generally opens new stores during the period from February through October because new store personnel require significant in-store training prior to entering the Christmas selling season.

    Costs for opening stores at particular locations depend upon the type of building and general cost levels in the area. In fiscal 2000, the average net cost of opening a new Michaels store was approximately $1.2 million, which included approximately $641,000 of leasehold improvements, furniture, fixtures and equipment, and pre-opening costs, and an estimated initial inventory investment (net of accounts payable) of $570,000. The total cost of opening a new store depends on the store size, operating format, and the time of year in which the store is opened. The initial inventory investment in new Michaels stores is offset, in part, by vendor terms and allowances.

    In addition to new store openings, we continue to pursue a store relocation program to improve the quality and performance of our existing store base. During fiscal 1999 and 2000, we relocated 26 and 17 Michaels stores, respectively, and six and three Aaron Brothers stores, respectively. We plan to relocate approximately 25 Michaels stores and five Aaron Brothers stores during fiscal 2001. During fiscal 1999 and 2000, we closed six and three Michaels stores, respectively, and in fiscal 2000, one Aaron Brothers store. We plan to close approximately five Michaels stores and no Aaron Brothers stores during fiscal 2001.

INVESTMENT IN INFORMATION TECHNOLOGY

    We are committed to utilizing technology to increase operating efficiencies and to improve our ability to satisfy the needs of our customers. With the installation of the POS system, which includes bar code scanning, came the ability to better understand the demands of the customer, emerging merchandise trends, and inventory replenishment requirements. During fiscal 1998, we completed installation of new networked computer systems in every store to handle data communications, price management, enhanced radio frequency terminal applications for inventory management, faster credit authorization, and gift card processing. In addition, a new standardized warehouse management system utilizing radio frequency terminals with bar code scanning technology was installed in all distribution centers. We are continuing to install advanced merchandise information systems software that will be closely integrated with store systems and warehouse management systems to provide greatly enhanced inventory management capabilities, including the benefits attributable to our planned perpetual inventory and automated replenishment systems. We believe that information is a competitive tool and intend to be the craft industry leader in the effective and efficient utilization of this resource.

FOREIGN SALES

    Our current international business is concentrated in Canada. Sales outside the United States accounted for approximately 2% of total sales in fiscal 1998, 3% in fiscal 1999, and 3% in fiscal 2000. During the last three years, less than 5% of our assets have been located outside of the United States.

SERVICE AND TRADE MARKS

    The names "Michaels" and "Aaron Brothers" and the Michaels logo are each federally registered service marks.

EMPLOYEES

    As of April 20, 2001, we employed approximately 33,000 associates, approximately 21,700 of whom were employed on a part-time basis. The number of part-time associates is substantially increased during the Christmas selling season. Of our full-time associates, approximately 2,300 are engaged in various executive, operating, training, distribution, and administrative functions in our corporate and division offices and distribution centers, and the remainder are engaged in store operations. None of our associates are members of labor unions.

PROPERTIES

    We lease substantially all of the sites for our Michaels and Aaron Brothers stores, with lease terms generally ranging from five to 10 years. The base rental rates for Michaels stores generally range from $85,000 to $340,000 per year. Rental expense for our Michaels stores open for the full 12-month period of fiscal 2000 averaged $204,000, and rental expense for our Aaron Brothers stores open for the full 12-month period of fiscal 2000 averaged $116,000. The leases are generally renewable with increases in lease rental rates. Lessors have made leasehold improvements to prepare our stores for opening under a majority of our existing leases.

    In December 2000, we exercised our purchase option on properties we previously leased and acquired the 423,000 square foot building at the Alliance Airport in Tarrant County, Texas and the 506,000 square foot building in Jacksonville, Florida that we use as distribution centers. In June 2001, we completed a sale/leaseback transaction of these two properties. As a result, we now lease these properties. In addition, we lease a 431,000 square foot building in Lancaster, California and 421,000 square feet of space in Lexington, Kentucky for use as distribution centers. Aaron Brothers leases 150,000 square feet of space in the Los Angeles, California area for use as a distribution center, a custom framing regional processing center, and other office space. Our manufacturing division leases 66,000 square feet of space in Kernersville, North Carolina for use as a manufacturing plant and a custom framing regional processing center. We lease 144,000 square feet of space in Coppell, Texas for Michaels.com and its related fulfillment operations, a custom framing regional processing center, and other office space. We also lease 162,000 square feet of space in Irving, Texas and 67,000 square feet in Coppell, Texas for our corporate headquarters along with a 35,000 square foot building in Grand Prairie, Texas as a processing center.

    The following table indicates the number of our retail stores and wholesale operations located in each state or province as of May 5, 2001:

                                    NUMBER OF
STATE/PROVINCE                       STORES
--------------                      ---------
Alabama...........................         10
Alaska............................          2
Alberta...........................          5
Arizona(1)........................         27
Arkansas..........................          3
British Columbia..................          3
California(1).....................        176
Colorado(1).......................         15
Connecticut.......................          7
Delaware..........................          2
Florida...........................         35
Georgia...........................         24
Idaho.............................          3
Illinois..........................         28
Indiana...........................         12
Iowa..............................          6
Kansas............................          5
Kentucky..........................          5
Louisiana.........................         10
Maine.............................          2
Manitoba..........................          1
Maryland..........................         16
Massachusetts.....................         13
Michigan..........................         21
Minnesota.........................         11
Mississippi.......................          3
Missouri..........................         11
Montana...........................          3

                                    NUMBER OF
STATE/PROVINCE                       STORES
--------------                      ---------
Nebraska..........................          2
Nevada(1).........................         10
New Hampshire.....................          5
New Jersey........................         13
New Mexico........................          3
New York..........................         22
North Carolina....................         20
North Dakota......................          1
Ohio..............................         27
Oklahoma..........................          7
Ontario...........................         17
Oregon(1).........................         15
Pennsylvania......................         21
Puerto Rico.......................          3
Rhode Island......................          1
South Carolina....................          6
South Dakota......................          1
Tennessee.........................         10
Texas(1)(2).......................         61
Utah..............................          6
Vermont...........................          1
Virginia..........................         23
Washington(1).....................         24
West Virginia.....................          3
Wisconsin.........................          7
                                       ------
Total.............................        768
                                       ======

------------------------

(1) Of the store counts indicated in Arizona, California, Colorado, Nevada, Oregon, Texas, and Washington, Aaron Brothers accounts for 8, 85, 3, 5, 4, 11, and 7 stores, respectively.

(2) The store count for Texas includes one Star Wholesale store.

LEGAL PROCEEDINGS

    On May 2, 2000, Taiyeb Raniwala, a former assistant manager of the company, filed a purported class action complaint (the "Raniwala Complaint") against us, on behalf of our former and current assistant store managers. The Raniwala Complaint was filed in the Alameda County Superior Court, California and alleges we violated various California laws by erroneously treating our assistant store managers as "exempt" employees who are not entitled to overtime compensation. Based on these allegations, the Raniwala Complaint asserts we: (1) violated various California Wage Orders, (2) violated Section 17200 of the California Business and Professions Code, and (3) engaged in conversion. The Raniwala Complaint seeks back wages, interest, penalties, and attorneys' fees.

    On July 20, 2000, Raniwala filed an amended complaint to correct various deficiencies in the original Complaint (the "Amended Raniwala Complaint"). On September 25, 2000, we filed our answer to the Amended Raniwala Complaint.

    On June 6, 2001, we negotiated a tentative settlement of the purported class action with Raniwala. Pursuant to the terms of the settlement, in exchange for a full release of claims, we are obligated to pay a maximum of $3.0 million covering all claims and attorneys' fees, plus estimated payroll taxes of approximately $153,000. The specific terms of the settlement are currently being finalized between the parties and must then be approved by the Alameda County Superior Court. While we believe that it is likely that the settlement will be approved, we can provide no assurance to that effect.

    On April 14, 1999, Suzanne Collins, a former assistant manager of our subsidiary, Aaron Brothers, Inc., filed a class action complaint (the "Collins Complaint") against Aaron Brothers on behalf of Aaron Brothers' former store managers, assistant store managers, and managers-in-training. The Collins Complaint was filed in Los Angeles County Superior Court, California and alleges that Aaron Brothers violated various California laws by erroneously treating its store managers, assistant store managers, and managers-in-training as "exempt" employees who are not entitled to overtime compensation. Based on these allegations, the Collins Complaint asserts that Aaron Brothers: (1) violated various California Labor Codes; (2) violated Section 17200 of the California Business and Professions Code; and (3) engaged in conversion. The Collins Complaint seeks back wages, interest, penalties, punitive damages and attorneys' fees.

    On June 25, 2001, Collins filed an amended Complaint which expanded the purported class to include all current salaried store managers, assistant store managers, and managers-in-training based in California; added a new plaintiff as a class representative; and added two additional causes of action for injunctive and declaratory relief.

    The Court has set a hearing date during the fourth quarter of fiscal 2001 to determine whether the case should proceed as a class action lawsuit. A trial date has not yet been scheduled.

    The case is currently in the discovery phase. There can be no assurance that Aaron Brothers will be successful in defending this litigation or that future operating results will not be materially adversely affected by the final resolution of the lawsuit.

    We are a defendant from time to time in lawsuits incidental to our business. Based on currently available information, we believe that resolution of all known contingencies, including the litigation described above, is uncertain, and there can be no assurance that future costs of such litigation would not be material to our financial position or results of operations.

                                   MANAGEMENT

    The following table lists our directors and executive officers, their ages, and their positions as of July 31, 2001:

NAME                                            AGE                                POSITION
----                                    --------------------   -------------------------------------------------
Charles J. Wyly, Jr...................                    67   Chairman of the Board of Directors
Sam Wyly..............................                    66   Vice Chairman of the Board of Directors
Richard E. Hanlon.....................                    53   Director
Richard C. Marcus.....................                    62   Director
Elizabeth A. VanStory.................                    39   Director
R. Michael Rouleau....................                    63   President and Chief Executive Officer
Bryan M. DeCordova....................                    45   Executive Vice President-Chief Financial Officer
Edward F. Sadler......................                    56   Executive Vice President-Store Operations
Robert M. Spencer.....................                    61   Executive Vice President-Merchandising
Douglas B. Sullivan...................                    50   Executive Vice President-Development
James F. Tucker.......................                    56   Executive Vice President-Chief Information
                                                               Officer
Thomas C. DeCaro......................                    46   Senior Vice President-Merchandise Planning and
                                                                 Control
Sue Elliott...........................                    50   Senior Vice President-Human Resources
Stephen R. Gartner....................                    51   Senior Vice President-Supply Chain Management
Duane E. Hiemenz......................                    47   Senior Vice President-New Business Development
James C. Neustadt.....................                    53   Senior Vice President-Advertising and Marketing


    Mr. Charles J. Wyly, Jr. has served as Chairman of the Board since July 2001. He became a director of Michaels in 1984 and served as Vice Chairman of the Board from 1985 to July 2001. He became a director in 1984. He co-founded Sterling Software, Inc., a worldwide supplier of software products, in 1981 and, until its acquisition in 2000 by another company, had served as a director and since 1984 as Vice Chairman of the Board. Mr. Wyly served as a director of Sterling Commerce, Inc. from December 1995 until its acquisition in 2000 by another company. Mr. Wyly was a director of Scottish Annuity & Life
Holdings, Ltd., a variable life insurance and reinsurance company, from October 1998 until November 2000. Mr. Wyly served from 1964 to 1975 as an officer and director, including serving as President from 1969 to 1973, of University Computing Company. Mr. Wyly and his brother, Sam Wyly, founded Earth Resources Company, an oil refining and silver mining company, and Charles J. Wyly, Jr. served as Chairman of the Board of that company from 1968 to 1980. He was also a founding partner of Maverick Capital, Ltd., a manager of equity hedge funds.



    Mr. Sam Wyly has served as Vice Chairman of the Board since July 2001. He became a director of Michaels in 1984 and served as Chairman of the Board from 1984 to July 2001. Mr. Wyly is an entrepreneur who has created and managed several public and private companies. He is the sole manager of Ranger GP Governance, L.L.C., the general partner of Ranger Governance, Ltd., a Dallas-based investment company created by Mr. Wyly and Charles J. Wyly, Jr. Mr. Wyly was also Chairman of the Board of Green Mountain Energy Company, a clean energy provider, from March 1999 until August 2000. He founded University Computing Company, which became one of the first computer utility networks and one of the first software products companies. He was a founder and, until its acquisition in 2000 by another company, was Chairman and a director of Sterling
Software, Inc. He also was Chairman of the Executive Committee and a director of Sterling Commerce, Inc., until its acquisition in 2000 by another company, and was Chairman and a director of Scottish Annuity & Life Holdings, Ltd., from October 1998 until June 2000. He was a founding partner of Maverick
Capital, Ltd., a manager of equity hedge funds.


    Mr. Hanlon became a director in April 1990. He has been Senior Vice President--Investor Relations of AOL Time Warner Inc., the world's first Internet-powered media and communications company, since its inception in January 2001. From February 1995 until its inception as AOL Time Warner, Inc. in January 2001, he held various executive positions at America Online, Inc., a leading provider of Internet online services. From March 1993 until February 1995, Mr. Hanlon was President of Hanlon & Co., a consulting firm, and from 1988 until 1993 was Vice President--Corporate Communications and Secretary of LEGENT Corporation.

    Mr. Marcus became a director of Michaels in July 1999. Since January 1997, Mr. Marcus has served as Senior Advisor to Peter J. Solomon Company, an investment banking company. From December 1994 through December 1995,
Mr. Marcus served as Chief Executive Officer of Plaid Clothing Group, a manufacturer of men's tailored clothing. He is currently on the boards of directors of Zale Corporation, Lands' End, Inc., Fashionmall.com, and GiftCertificates.com. Prior to these activities, Mr. Marcus was with Neiman Marcus for 27 years and served as Chairman and Chief Executive Officer from 1979 through 1988.

    Ms. VanStory became a director of Michaels in July 1999. Since
October 2000, she has been President of Thinkout, a consulting firm. From
June 1999 until October 2000, she served as President of iMotors.com. From 1997 to June 1999, Ms. VanStory was Vice President of OfficeDepot.com, a division of Office Depot, Inc. From 1995 to 1997, she served as Vice President and General Manager of New Media for The Weather Channel. Ms. VanStory began her career in interactive media as Director of Marketing for Bell Atlantic Video Services, where she served from 1992 to 1995. From 1988 to 1992, she held several marketing positions with MCI Telecommunications Corporation. Ms. VanStory was previously a director of shop.org, an online retailing association.

    Mr. Rouleau has served as Chief Executive Officer since April 1996, and has also served as President from April 1997 to June 1999 and again since
March 2001. Prior to joining us, Mr. Rouleau had served as Executive Vice President of Store Operations for Lowe's Companies, Inc. from May 1992 until April 1996 and in addition as President of Lowe's Contractor Yard Division from February 1995 until April 1996. Prior to joining Lowe's, Mr. Rouleau was a co-founder and President and Chief Executive Officer of Office Warehouse, which subsequently merged into Office Max. Mr. Rouleau also served with the Target Stores division of Dayton Hudson Corporation for 20 years.

    Mr. DeCordova became Executive Vice President-Chief Financial Officer in March 1997. From 1990 until joining us, he served as Vice President of Finance and Chief Financial Officer, and from May 1991 also as Treasurer, for Duckwall-ALCO Stores, Inc.

    Mr. Sadler became Executive Vice President-Store Operations in
October 1999. From June 1995 until joining us, he was Regional Vice President and subsequently Senior Vice President-Stores of Caldor. Prior to Caldor,
Mr. Sadler served with Target for 19 years, most recently as Vice President-Store Operations.

    Mr. Spencer became Executive Vice President-Merchandising in January 2001. From January 1998 until January 2001, he served as Vice President-Northeast Zone. Prior to joining us, Mr. Spencer held senior management positions at A.C. Moore, where he was Executive Vice President and Chief Operating Officer from March 1996 until December 1997, and at McCrory Stores, Target, and W.T. Grant.

    Mr. Sullivan became Executive Vice President-Development in April 1997. He joined Michaels in 1987 and has served in a variety of capacities, overseeing the Company's store operations, distribution, store opening, real estate, legal, and personnel functions, including serving as President from August 1995 to April 1997. Prior to joining us, Mr. Sullivan had served with Family Dollar Stores, Inc. for 11 years, most recently as Vice President-Real Estate.

    Mr. Tucker became Executive Vice President-Chief Information Officer in June 1997. From 1994 until joining us, Mr. Tucker held the positions of Vice President of MIS and subsequently Senior Vice

President and Chief Information Officer for Shopko Stores, Inc. Prior to 1994, Mr. Tucker held the position of Vice President-Management Information Services for Trans World Music Corp.

    Mr. DeCaro became Senior Vice President-Merchandise Planning and Control in August 2000. From 1998 until joining us, he was Vice President-Merchandise for Disneyland Resort. Prior to this, he held the position of Senior Vice President-Merchandise Planning and Allocation for Kohl's Department Stores from February 1996 to April 1998. In addition, Mr. DeCaro has held various positions in Merchandise Planning and Allocation and Finance for The Disney Store, The Limited Stores, May Department Stores, and Sanger Harris Department Stores.

    Ms. Elliott became Senior Vice President-Human Resources in October 2000. From May 1998 until joining us, she was Senior Vice President-Human Resources for Luby's, Inc. Prior to this, she held the positions of Vice President-Human Resources and subsequently Senior Vice President-Italianni's Brand for Carlson Restaurants Worldwide from January 1993 to May 1998. In addition, Ms. Elliott has held various human resources and operations positions at PepsiCo (KFC Restaurants).

    Mr. Gartner joined us as Senior Vice President-Supply Chain Management in May 2001. From 1998 until joining us, Mr. Gartner held the position of Executive Vice President-Supply Chain Management for DSC Logistics. Prior to DSC Logistics, Mr. Gartner served with The Pilsbury Company for 20 years, most recently as Vice President-Distribution Operations.

    Mr. Hiemenz became Senior Vice President-New Business Development in
October 1999, after joining us as a Zone Vice President in July 1996 and serving as Executive Vice President-Store Operations from August 1996 to October 1999. Prior to joining Michaels, Mr. Hiemenz had served with Lowe's for nine years, most recently as a Regional Vice President.

    Mr. Neustadt joined us as Senior Vice President-Advertising and Marketing in May 1998. From 1994 until joining us, Mr. Neustadt was Vice
President-Advertising for Lowe's. Prior to Lowe's, he held a variety of advertising and marketing positions with Montgomery Ward, Handy Andy, and Payless Cashways, Inc.

                       DESCRIPTION OF OTHER INDEBTEDNESS

    In May 2001, we completed a new senior unsecured bank credit facility with Fleet National Bank, as administrative agent and lender, and other lending institutions, which replaced our previous $100 million senior unsecured bank credit facility. Our new credit agreement has an initial term of three years, which may be extended for one additional year under specific conditions, and provides for a $200 million revolving line of credit with a $25 million competitive bid loan feature and a $70 million letter of credit sub-facility. In addition, we have an uncommitted documentary letter of credit facility for an additional $50.0 million and Aaron Brothers has a similar facility for $2.5 million.

    Our credit agreement contains various financial covenants, including:

    - balance sheet leverage ratio, not to exceed 0.75 to 1.00. The balance sheet leverage ratio is defined as (a) the sum of (i) the consolidated funded debt (as defined in the credit agreement) plus (ii) six times the consolidated rental expense (as defined in the credit agreement) for the four most recent consecutive fiscal quarters to (b) the sum of (i) the total capital (as defined in the credit agreement), plus (ii) six times the consolidated rental expense for the most recent four consecutive fiscal quarters,

    - cash flow coverage ratio, not to be less than 1.90 to 1.00. The cash flow coverage ratio is defined as the ratio of (a) the consolidated EBITDAR (as defined in the credit agreement) to (b) the sum of (i) the consolidated total interest expense (as defined in the credit agreement), plus
      (ii) any scheduled amortization of principal on indebtedness (as defined in the credit agreement) (including amortization relating to capital leases), plus (iii) the consolidated rental expense,

    - cash flow leverage ratio, not to exceed 1.5 to 1.0. The cash flow leverage ratio is defined as the ratio of (a) the consolidated funded debt as of the last day of the period to (b) the consolidated EBITDA (as defined in the credit agreement) for the period, and

    - capital expenditure limitation (in the aggregate, subject to certain limitations, $200 million in 2001, $150 million in 2002, $190 million in 2003, $165 million in 2004, $200 million in 2005) with a permitted carryover to the next fiscal year of 25% of any unutilized amounts, and other covenants and events of default customary for bank facilities such as our credit agreement. Negative covenants include, without limitation, certain restrictions on indebtedness, liens, investments, distributions, mergers, consolidations and dispositions of assets, sales of accounts, and negative pledges. The credit agreement also contains a change of control provision.

    Interest on all borrowings varies based upon the type of borrowing, the fixed charge coverage ratio, and whether we elect to utilize the competitive bid loan feature available under our credit agreement. If the competitive bid loan feature is not utilized, the interest rate on borrowings under our credit agreement is generally (i) the higher of (1) an annual rate of interest announced from time to time by Fleet National Bank as its "base rate" or
(2) 0.5% above the Federal Funds Effective Rate or (ii) the Eurodollar Rate, as defined by our credit agreement, plus an applicable margin from 0.55% to 1.15% based on our fixed charge coverage ratio. If the competitive bid feature is utilized, loans up to $25 million may be made under our credit agreement at competitively bid interest rates offered by lending institutions participating in the facility, which may have the effect of decreasing the amount of interest we would otherwise be obligated to pay on such borrowings. We are required to pay a facility fee from 0.20% to 0.35% per annum on the unused portion of the revolving line of credit as well as letter of credit fees from 0.25% to 1.15% that vary depending on the fixed charge coverage ratio and the type of letter of credit.

    Our wholly-owned subsidiary, Aaron Brothers, Inc., has guaranteed our obligations under the credit agreement; if we acquire or create any additional subsidiaries, the credit agreement may require those subsidiaries to likewise guarantee our credit agreement obligations if those subsidiaries are unrestricted subsidiaries as defined under the indenture for the notes. In addition, the repayment of certain intercompany indebtedness relating to our trademark and intellectual property licensing arrangements with affiliates, 5931, Inc. and 5931 Business Trust (which is not to exceed $1 billion pursuant to covenants in the new bank facility), has been subordinated to our obligations under the credit agreement.

    We are in compliance with all terms and conditions of our credit agreement. Borrowings outstanding under our credit agreement were $29.2 million as of May 5, 2001. Borrowings available under the credit agreement are reduced by the aggregate amount of letters of credit outstanding under the credit agreement ($8.7 million at May 5, 2001). Borrowings in the first quarter of fiscal 2001 were outstanding for 79 days, with an average outstanding borrowing of $13.0 million and a weighted average interest rate of 7.33%.

    Our wholly-owned subsidiary, Michaels of Canada, ULC, a Canadian unlimited liability company, has a line of credit, which may not exceed the US dollar equivalent of $2.0 million Canadian dollars. This facility has a $1.5 million revolving line of credit and a $0.5 million third party payment line. We guarantee this facility. Michaels of Canada pays a standby commitment fee of 1/8 of 1% on the unused portion of the revolving line of credit facility. Interest on the revolving line of credit for Canadian dollar loans is at the lender's prime rate for Canadian dollar loans made in Canada. As of May 5, 2001, there were no outstanding borrowings on this facility.

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

    On July 6, 2001, we sold $200.0 million in principal amount at maturity of the outstanding notes in a private placement through initial purchasers to a limited number of "Qualified Institutional Buyers," as defined under the Securities Act of 1933. In connection with the sale of the outstanding notes, Michaels Stores and the initial purchasers entered into a registration rights agreement, dated as of July 6, 2001. Under that agreement, Michaels Stores must, among other things, use its commercially reasonable efforts to file with the SEC a registration statement under the Securities Act covering the exchange offer and to cause that registration statement to become effective under the Securities Act. Upon the effectiveness of that registration statement, Michaels Stores must also offer each holder of the outstanding notes the opportunity to exchange its securities for an equal principal amount at maturity of exchange notes. You are a holder with respect to the exchange offer if you are a person in whose name any outstanding notes are registered on Michaels Stores' books or any other person who has obtained a properly completed assignment of outstanding notes from the registered holder.

    Michaels Stores is making the exchange offer to comply with its obligations under the registration rights agreement. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

    In order to participate in the exchange offer, you must represent to Michaels Stores, among other things, that:

    - the exchange notes being acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the person receiving the exchange notes,

    - neither you nor any other person is engaging in or intends to engage in a distribution of those exchange notes,

    - neither you nor any other person has an arrangement or understanding with any third person to participate in the distribution of the exchange notes, and

    - neither you nor any other person is an affiliate of Michaels Stores. An affiliate is any person who "controls or is controlled by or is under common control with" Michaels Stores.

RESALE OF THE EXCHANGE NOTES

    Based on a previous interpretation by the Staff of the SEC set forth in no-action letters issued to third parties, including Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), Mary Kay Cosmetics, Inc. (available June 5, 1991), Warnaco, Inc. (available October 11, 1991), and K-III Communications Corp. (available May 14, 1993), Michaels Stores believes that the exchange notes issued in the exchange offer may be offered for resale, resold, and otherwise transferred by you, except if you are an affiliate of Michaels Stores, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the representations set forth in "--Purpose and Effect of the Exchange Offer" apply to you.

    If you tender in the exchange offer with the intention of participating in a distribution of the exchange notes, you cannot rely on the interpretation by the Staff of the SEC as set forth in the Morgan Stanley & Co. Incorporated no-action letter and other similar letters and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. In the event that Michaels Stores' belief regarding resale is inaccurate, those who transfer exchange notes in violation of the prospectus delivery provisions of the Securities Act and without an exemption from registration under the federal securities laws may incur liability under these laws. Michaels Stores does not assume or indemnify you against this liability.

    The exchange offer is not being made to, nor will Michaels Stores accept surrenders for exchange from, holders of outstanding notes in any jurisdiction in which the exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of the particular jurisdiction. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the outstanding notes were acquired by that broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. In order to facilitate the disposition of exchange notes by broker-dealers participating in the exchange offer, Michaels Stores has agreed, subject to specific conditions, to make this prospectus, as it may be amended or supplemented from time to time, available for delivery by those broker-dealers to satisfy their prospectus delivery obligations under the Securities Act. Any holder that is a broker-dealer participating in the exchange offer must notify the exchange agent at the telephone number set forth in the enclosed Letter of Transmittal and must comply with the procedures for brokers-dealers participating in the exchange offer. Michaels Stores has not entered into any arrangement or understanding with any person to distribute the exchange notes to be received in the exchange offer. See "Plan of Distribution."

TERMS OF THE EXCHANGE OFFER

    Upon the terms and subject to the conditions set forth in this prospectus and in the Letter of Transmittal, Michaels Stores will accept any and all outstanding notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the day the exchange offer expires.

    As of the date of this prospectus, $200.0 million in principal amount at maturity of the notes are outstanding. This prospectus, together with the Letter of Transmittal, is being sent to all registered holders of the outstanding notes on this date. There will be no fixed record date for determining registered holders of the outstanding notes entitled to participate in the exchange offer; however, holders of the outstanding notes must tender their certificates therefor or cause their outstanding notes to be tendered by book-entry transfer prior to the expiration date of the exchange offer to participate.

    The form and terms of the exchange notes will be the same as the form and terms of the outstanding notes except that the exchange notes will be registered under the Securities Act and therefore will not bear legends restricting their transfer. Following consummation of the exchange offer, all rights under the registration rights agreement accorded to holders of outstanding notes, including the right to receive additional incremental interest on the outstanding notes, to the extent and in the circumstances specified in the registration rights agreement, will terminate.

    Michaels Stores intends to conduct the exchange offer in accordance with the provisions of the registration rights agreement and applicable federal securities laws. Outstanding notes that are not tendered for exchange under the exchange offer will remain outstanding and will be entitled to the rights under the related indenture. Any outstanding notes not tendered for exchange will not retain any rights under the registration rights agreement and will remain subject to transfer restrictions. See "--Consequences of Failure to Exchange."

    Michaels Stores will be deemed to have accepted validly tendered outstanding notes when, as and if Michaels Stores will have given oral or written notice of its acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from Michaels Stores. If any tendered outstanding notes are not accepted for exchange because of an invalid tender, the occurrence of other events set forth in this prospectus, or otherwise, certificates for any unaccepted outstanding notes will be returned, or, in the case of outstanding notes tendered by book-entry transfer, those unaccepted outstanding notes will be credited to an account maintained with The Depository Trust Company, without expense to the tendering holder of those outstanding notes as promptly as practicable after the expiration date of the exchange offer. See "--Procedures for Tendering."

    Those who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange pursuant to the exchange offer. Michaels Stores will pay all charges and expenses, other than applicable taxes described below, in connection with the exchange offer. See "--Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS


    The expiration date is 5:00 p.m., New York City time on September 20, 2001, unless Michaels Stores, in its sole discretion, extends the exchange offer, in which case, the expiration date will be the latest date and time to which the exchange offer is extended. Michaels Stores may, in its sole discretion, extend the expiration date of, or terminate, the exchange offer.


    To extend the exchange offer, Michaels Stores must notify the exchange agent by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date and make a public announcement of the extension.

    Michaels Stores reserves the right:

    - to delay accepting any outstanding notes, to extend the exchange offer or to terminate the exchange offer if any of the conditions set forth below under "--Conditions" are not satisfied by giving oral or written notice of the delay, extension, or termination to the exchange agent; or

    - to amend the terms of the exchange offer in any manner consistent with the registration rights agreement.

    Any delay in acceptances, extension, termination, or amendment will be followed as promptly as practicable by oral or written notice of the delay to the registered holders of the outstanding notes. If Michaels Stores amends the exchange offer in a manner that constitutes a material change, Michaels Stores will promptly disclose the amendment by means of a prospectus supplement that will be distributed to the registered holders of the outstanding notes, and Michaels Stores will extend the exchange offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the registered holders of the outstanding notes, if the exchange offer would otherwise expire during the five to ten business day period.

    Without limiting the manner in which Michaels Stores may choose to make a public announcement of any delay, extension, amendment, or termination of the exchange offer, Michaels Stores will have no obligation to publish, advertise, or otherwise communicate that public announcement, other than by making a timely release to an appropriate news agency.

    Upon satisfaction or waiver of all the conditions to the exchange offer, Michaels Stores will accept, promptly after the expiration date of the exchange offer, all outstanding notes properly tendered and will issue the exchange notes promptly after acceptance of the outstanding notes. See "--Conditions" below. For purposes of the exchange offer, Michaels Stores will be deemed to have accepted properly tendered outstanding notes for exchange when, as and if Michaels Stores will have given oral or written notice of its acceptance to the exchange agent.

    In all cases, issuance of the exchange notes for outstanding notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of certificates for those outstanding notes or a timely confirmation of book-entry transfer of the outstanding notes into the exchange agent's account at The Depository Trust Company, a properly completed and duly executed Letter of Transmittal, and all other required documents; provided, however, that Michaels Stores reserves the absolute right to waive any defects or irregularities in the tender of outstanding notes or in the satisfaction of conditions of the exchange offer by holders of the outstanding notes. If any tendered outstanding notes are not accepted for any reason set forth in the terms and conditions of the exchange offer, if the holder withdraws such previously tendered outstanding notes, or if outstanding notes are submitted for a greater principal amount of outstanding notes than the holder desires to exchange, then the unaccepted, withdrawn or portion of non-exchanged outstanding notes, as appropriate, will be returned as promptly as practicable after the expiration or termination of the exchange offer, or, in the case of outstanding notes tendered by book-entry transfer, those unaccepted, withdrawn or portion of non-exchanged outstanding notes, as appropriate, will be credited to an account maintained with The Depository Trust Company, without expense to the tendering holder thereof.

CONDITIONS

    Without regard to other terms of the exchange offer, Michaels Stores will not be required to exchange any exchange notes for any outstanding notes and may terminate the exchange offer before the acceptance of any outstanding notes for exchange, if:

    - any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in Michaels Stores' reasonable judgment, might materially impair the ability of Michaels Stores to proceed with the exchange offer;

    - the Staff of the SEC proposes, adopts or enacts any law, statute, rule or regulation or issues any interpretation of any existing law, statute, rule or regulation, which, in Michaels Stores' reasonable judgment, might materially impair the ability of Michaels Stores to proceed with the exchange offer; or

    - any governmental approval or approval by holders of the outstanding notes has not been obtained, which approval Michaels Stores will, in its reasonable judgment, deem necessary for the consummation of the exchange offer.

    If Michaels Stores determines that any of these conditions are not satisfied, Michaels Stores may

    - refuse to accept any outstanding notes and return all tendered outstanding notes to the tendering holders, or, in the case of outstanding notes tendered by book-entry transfer, credit those outstanding notes to an account maintained with The Depository Trust Company,

    - extend the exchange offer and retain all outstanding notes tendered prior to the expiration of the exchange offer, subject, however, to the rights of holders who tendered the outstanding notes to withdraw their tendered outstanding notes, or

    - waive unsatisfied conditions with respect to the exchange offer and accept all properly tendered outstanding notes that have not been withdrawn. If the waiver constitutes a material change to the exchange offer, Michaels Stores will promptly disclose the waiver by means of a prospectus supplement that will be distributed to the registered holders of the outstanding notes, and Michaels Stores will extend the exchange offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders of the outstanding notes, if the exchange offer would otherwise expire during this period.

PROCEDURES FOR TENDERING


    To tender in the exchange offer, you must complete, sign and date an original or facsimile Letter of Transmittal, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver the Letter of Transmittal to the exchange agent prior to the expiration date of the exchange offer. You may also tender your outstanding notes by means of The Depository Trust Company's Automated Tenders Over the Participant Terminal System ("ATOP"), subject to the terms and procedures of that system. If delivery is made through ATOP, you must transmit an agent's message to the exchange agent account at The Depository Trust Company. The term "agent's message" means a message, transmitted to The Depository Trust Company and received by the exchange agent and forming a part of a book-entry transfer, that states that The Depository Trust Company has received an express acknowledgement that you agree to be bound by the letter of transmittal and that we may enforce the letter of transmittal against you. In addition:



    - certificates for the outstanding notes must be received by the exchange agent, along with the Letter of Transmittal,


    - a timely confirmation of transfer by book-entry of those outstanding notes, if the book-entry procedure is available, into the exchange agent's account at The Depository Trust Company, as set forth in the procedure for book-entry transfer described below, which the exchange agent must receive prior to the expiration date of the exchange offer, or

    - you must comply with the guaranteed delivery procedures described below.

    To be tendered effectively, the exchange agent must receive the Letter of Transmittal and other required documents at the address set forth below under "--Exchange Agent" prior to the expiration of the exchange offer.

    If you tender your outstanding notes and do not withdraw them prior to the expiration date of the exchange offer, you will be deemed to have an agreement with Michaels Stores in accordance with the terms and subject to the conditions set forth in this prospectus and in the Letter of Transmittal.

    THE METHOD OF DELIVERY OF OUTSTANDING NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT YOUR RISK. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT YOU USE AN OVERNIGHT OR HAND DELIVERY SERVICE, PROPERLY INSURED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE OF THE EXCHANGE OFFER. NO LETTER OF TRANSMITTAL OR OUTSTANDING NOTES SHOULD BE SENT TO MICHAELS STORES. YOU MAY REQUEST YOUR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES, OR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR YOU.

    Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and who wishes to tender its outstanding notes should contact the registered holder promptly and instruct that registered holder to tender the outstanding notes on the beneficial owner's behalf. If the beneficial owner wishes to tender its outstanding notes on the owner's own behalf, that owner must, prior to completing and executing the Letter of Transmittal and delivering its outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in that owner's name or obtain a properly completed assignment from the registered holder. The transfer of registered ownership of outstanding notes may take considerable time.

    Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an eligible institution unless the outstanding notes tendered pursuant thereto are tendered:

    - by a registered holder who has not completed the box entitled "Special Payment Instructions" or "Special Delivery Instructions" on the Letter of Transmittal, or

    - for the account of an eligible institution.

    In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, each of the following is deemed an eligible institution:

    - a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc.,

    - commercial bank,

    - trust company having an office or correspondent in the United States, or

    - eligible guarantor institution as provided by Rule 17Ad-15 of the Securities Exchange Act of 1934.

    If the Letter of Transmittal is signed by a person other than the registered holder of any outstanding notes, the outstanding notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as his, her or its name appears on the outstanding notes.

    If trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity sign the Letter of Transmittal or any outstanding notes or bond power, those persons should so indicate when signing, and unless Michaels Stores waives evidence satisfactory to Michaels Stores of their authority to so act must be submitted with the Letter of Transmittal.

    Michaels Stores will determine all questions as to the validity, form, eligibility, including time of receipt, acceptance of tendered outstanding notes, and withdrawal of tendered outstanding notes, in its sole discretion. All of these determinations by Michaels Stores will be final and binding. Michaels Stores reserves the absolute right to reject any and all outstanding notes not properly tendered or any outstanding notes Michaels Stores' acceptance of which would, in the opinion of counsel for Michaels Stores, be unlawful. Michaels Stores also reserves the right to waive any defects, irregularities or conditions of tender as to particular outstanding notes. Michaels Stores' interpretation of the terms and conditions of the exchange offer, including the instructions in the Letter of Transmittal will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within the time Michaels Stores determines. Although Michaels Stores intends to notify holders of outstanding notes of defects or irregularities with respect to tenders of outstanding notes, neither Michaels Stores, nor the exchange agent, or any other person will incur any liability for failure to give this notification. Tenders of outstanding notes will not be deemed to have been made until defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders of outstanding notes, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the expiration date of the exchange offer.

    In addition, Michaels Stores reserves the right, in its sole discretion, to purchase or make offers for any outstanding notes that remain outstanding subsequent to the expiration date of the exchange offer or, as set forth above under "--Conditions," to terminate the exchange offer and, to the extent permitted by applicable law and the terms of its agreements relating to its outstanding indebtedness, purchase outstanding notes in the open market, in privately negotiated transactions or otherwise. The terms of any purchases or offers could differ from the terms of the exchange offer.

    If the holder of outstanding notes is a broker-dealer participating in the exchange offer that will receive exchange notes for its own account in exchange for outstanding notes that were acquired as a result of market-making activities or other trading activities, that broker-dealer will be required to acknowledge in the Letter of Transmittal that it will deliver a prospectus in connection with any resale of the exchange notes and otherwise agree to comply with the procedures described above under "--Resale of the Exchange Notes"; however, by so acknowledging and delivering a prospectus, that broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

    In all cases, issuance of exchange notes pursuant to the exchange offer will be made only after timely receipt by the exchange agent of certificates for the outstanding notes or a timely confirmation of book-entry transfer of outstanding notes into the exchange agent's account at The Depository Trust Company, a properly completed and duly executed Letter of Transmittal, and all other required documents. If any tendered outstanding notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if outstanding notes are submitted for a greater principal amount of outstanding notes than the holder of outstanding notes desires to exchange, the unaccepted or portion of non-exchanged outstanding notes will be returned as promptly as practicable after the expiration or termination of the exchange offer, or, in the case of outstanding notes tendered by book-entry transfer into the exchange agent's account at The Depository Trust Company pursuant to the book-entry transfer procedures described below, the unaccepted or portion of non-exchanged outstanding notes will be credited to an account maintained with The Depository Trust Company, without expense to the tendering holder of outstanding notes.

BOOK-ENTRY TRANSFER


    The exchange agent will make a request to establish an account with respect to the outstanding notes at The Depository Trust Company for the purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in The Depository Trust Company's systems may make book-entry delivery of outstanding notes by causing The Depository Trust Company to transfer the outstanding notes into the exchange agent's account at The Depository Trust Company in accordance with The Depository Trust Company's procedures for transfer. However, although delivery of outstanding notes may be effected through book-entry transfer at The Depository Trust Company, the Letter of Transmittal or facsimile thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the exchange agent at the address set forth below under "--Exchange Agent" on or prior to the expiration date of the exchange offer, unless the holder either (1) complies with the guaranteed delivery procedures described below or (2) sends an agent's message through ATOP.


GUARANTEED DELIVERY PROCEDURES

    Holders who wish to tender their outstanding notes and (1) whose outstanding notes are not immediately available or (2) who cannot deliver their outstanding notes, the Letter of Transmittal, or any other required documents to the exchange agent prior to the expiration date, may effect a tender if:


    - the tender is made through an eligible institution;



    - prior to the expiration date of the exchange offer, the exchange agent receives from such eligible institution a properly completed and duly executed Notice of Guaranteed Delivery, by facsimile transmission, mail or hand delivery, setting forth the name and address of the holder, the certificate number(s) of the outstanding notes and the principal amount of outstanding notes tendered and stating that the tender is being made thereby and guaranteeing that, within three Nasdaq National Market trading days after the expiration date of the exchange offer, the Letter of Transmittal, together with the certificate(s) representing the outstanding notes in proper form for transfer or a confirmation of book-entry transfer, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the eligible institution with the exchange agent; and



    - the exchange agent receives the properly completed and executed Letter of Transmittal, as well as the certificate(s) representing all tendered outstanding notes in proper form for transfer and other documents required by the Letter of Transmittal within three Nasdaq National Market trading days after the expiration date of the exchange offer.


    Upon request to the exchange agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their outstanding notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

    Except as otherwise provided, tenders of outstanding notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer.

    To withdraw a tender of outstanding notes in the exchange offer, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth herein prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. Any such notice of withdrawal must

    - specify the name of the person having deposited the outstanding notes to be withdrawn,

    - identify the outstanding notes to be withdrawn,

    - be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which the outstanding notes were tendered or be accompanied by documents of transfer sufficient to have the exchange agent register the transfer of the outstanding notes in the name of the person withdrawing the tender, and

    - specify the name in which any outstanding notes are to be registered, if different from that of the person who deposited the outstanding notes to be withdrawn.

    Michaels Stores will determine all questions as to the validity, form, and eligibility of the notices, whose determination will be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer, and no exchange notes will be issued with respect to those outstanding notes unless the outstanding notes so withdrawn are validly retendered.

    Any outstanding notes that have been tendered but that are not accepted for payment will be returned to the holder of those outstanding notes, or in the case of outstanding notes tendered by book-entry transfer, will be credited to an account maintained with The Depository Trust Company, without cost to the holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be retendered by following one of the procedures described above under "--Procedures for Tendering" at any time prior to the expiration date of the exchange offer.

TERMINATION OF CERTAIN RIGHTS

    All rights given to holders of outstanding notes under the registration rights agreement will terminate upon the consummation of the exchange offer except with respect to Michaels Stores' duty:

    - to keep the registration statement effective until the closing of the exchange offer, and

    - to provide copies of the latest version of this prospectus to any broker-dealer that requests copies of this prospectus for use in connection with any resale by that broker-dealer of exchange notes received for its own account pursuant to the exchange offer in exchange for outstanding notes acquired for its own account as a result of market-making or other trading activities, subject to the conditions described above under "--Resale of the Exchange Notes."

EXCHANGE AGENT

    The Bank of New York has been appointed exchange agent for the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or the Letter of Transmittal, and requests for copies of the Notice of Guaranteed Delivery with respect to the outstanding notes should be addressed to the exchange agent as follows:


         BY HAND OR OVERNIGHT COURIER:                 BY REGISTERED OR CERTIFIED MAIL:
              The Bank of New York                           The Bank of New York
               101 Barclay Street                           101 Barclay Street, 7E
            New York, New York 10286                       New York, New York 10286
        Corporate Trust Services Window                   Attention: Diane Amorroso
                  Ground Level                              Reorganization Section
           Attention: Diane Amorroso
             Reorganization Section



           BY TELEPHONE (to confirm receipt of facsimile): (212) 815-3738


           BY FACSIMILE (for Eligible Institutions only): (212) 815-6339

FEES AND EXPENSES

    Michaels Stores will pay the expenses of soliciting tenders in connection with the exchange offer. The principal solicitation is being made by mail; however, additional solicitation may be made by telecopier, telephone, or in person by officers and regular employees of Michaels Stores and its affiliates.

    Michaels Stores has not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. Michaels Stores, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection with the exchange offer.

    Michaels Stores estimates that its cash expenses in connection with the exchange offer will be approximately $75,000. These expenses include registration fees, fees and expenses of the exchange agent, accounting and legal fees, and printing costs, among others.

    Michaels Stores will pay all transfer taxes, if any, applicable to the exchange of the outstanding notes for exchange notes. The tendering holder of outstanding notes, however, will pay applicable taxes if certificates representing outstanding notes not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of outstanding notes tendered, or

    - if tendered, the certificates representing outstanding notes are registered in the name of any person other than the person signing the Letter of Transmittal, or

    - if a transfer tax is imposed for any reason other than the exchange of the outstanding notes in the exchange offer.

    If satisfactory evidence of payment of the transfer taxes or exemption from payment of transfer taxes is not submitted with the Letter of Transmittal, the amount of the transfer taxes will be billed directly to the tendering holder and the exchange notes need not be delivered until the transfer taxes are paid.

CONSEQUENCES OF FAILURE TO EXCHANGE

    Participation in the exchange offer is voluntary. Holders of the outstanding notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

    Outstanding notes that are not exchanged for the exchange notes in the exchange offer will not retain any rights under the registration rights agreement and will remain restricted securities for purposes of the federal securities laws. Accordingly, the outstanding notes may not be offered, sold, pledged, or otherwise transferred except:

    - to Michaels Stores or any subsidiary thereof;

    - to a "Qualified Institutional Buyer" within the meaning of Rule 144A under the Securities Act purchasing for its own account or for the account of a qualified institutional buyer in a transaction meeting the requirements of Rule 144A;

    - pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder, if available; or

    - pursuant to an effective registration statement under the Securities Act,

and, in each case, in accordance with all other applicable securities laws.

ACCOUNTING TREATMENT

    For accounting purposes, Michaels Stores will recognize no gain or loss as a result of the exchange offer. The exchange notes will be recorded at the same carrying value as the outstanding notes, as reflected in Michaels Stores' accounting records on the date of the exchange. The expenses of the exchange offer will be amortized over the remaining term of the exchange notes.

                            DESCRIPTION OF THE NOTES

GENERAL

    The outstanding notes were and the exchange notes will be issued under an Indenture, dated as of July 6, 2001 (the "Indenture"), between Michaels Stores, Inc. (the "Company") and The Bank of New York, as Trustee (the "Trustee"). All references in this section to "the Company" do not include our subsidiaries unless the context otherwise requires and all references to "the Notes" include the outstanding notes and the exchange notes.

    The following summary of certain provisions of the Indenture and the Notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part thereof by the TIA. The summary provides an accurate description of all material terms of the Notes. Capitalized terms used herein and not otherwise defined have the meanings set forth under "--Certain Definitions."

    Principal of, premium, if any, and interest on the Notes will be payable, and the Notes may be exchanged or transferred, at the office or agency of the Company in the Borough of Manhattan, The City of New York (which initially shall be the corporate trust office of the Trustee, at 101 Barclay Street, New York, New York 10286), except that, at the option of the Company, payment of interest may be made by check mailed to the registered holders of the Notes at their registered addresses.

    The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple of $1,000. No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

    The definition of "Restricted Subsidiary" in the Indenture will exclude any "Unrestricted Subsidiary" and, as a result, Unrestricted Subsidiaries generally will not be bound by the restrictive provisions of the Indenture. The Board of Directors will have the ability, subject to the provisions of the Indenture, to designate certain other Restricted Subsidiaries as Unrestricted Subsidiaries after the Issue Date. Subject to the provisions of the Indenture, the Board of Directors may also designate Unrestricted Subsidiaries to be Restricted Subsidiaries. See the definitions of "Restricted Subsidiary" and "Unrestricted Subsidiary" and "--Certain Covenants--Limitation on Restricted Payments" herein.

TERMS OF THE NOTES

    The Notes are unsecured, senior obligations of the Company, are initially in the aggregate principal amount of $200.0 million, subject to our ability to issue additional notes which may be of the same series as these Notes and, together with these Notes, will not exceed $250.0 million in the aggregate, as described under "--Further Issues." The Notes mature on July 1, 2009.

    Each Note bears interest at a rate per annum of 9 1/4% from July 6, 2001, or from the most recent date to which interest has been paid or provided for, payable semiannually to Holders of record at the close of business on the June 15 or December 15 immediately preceding the interest payment date on January 1 and July 1 of each year, commencing January 1, 2002. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

OPTIONAL REDEMPTION

    The Notes will be redeemable, at the Company's option, in whole or in part, at any time on or after July 1, 2005, and prior to maturity, upon not less than 30 nor more than 60 days' prior notice mailed by first-class mail to each Holder's registered address, at the following redemption prices (expressed as a percentage of principal amount), plus accrued interest, if any, to the redemption date

(subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on July 1 of the years set forth below:

                                                              REDEMPTION
PERIOD                                                           PRICE
------                                                        -----------
2005........................................................    104.625%
2006........................................................    102.313%
2007 and thereafter.........................................        100%

    In addition, at any time and from time to time prior to July 1, 2004, the Company may redeem in the aggregate up to 35% of the aggregate principal amount of the Notes with the proceeds of one or more Equity Offerings so long as there is a Public Market at the time of such redemption at a redemption price (expressed as a percentage of principal amount thereof) of 109.25% plus accrued interest, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date); PROVIDED, HOWEVER, that at least 65% of the initial aggregate principal amount of the Notes must remain outstanding after each such redemption.

    In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate, although no Note of $1,000 in original principal amount or less will be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

RANKING

    The indebtedness evidenced by the Notes is unsecured Senior Indebtedness of the Company, will rank PARI PASSU in right of payment with all existing and future Senior Indebtedness of the Company and will be senior in right of payment to all existing and future Subordinated Obligations of the Company. The Notes are effectively subordinated to all existing and future Secured Indebtedness of the Company to the extent of the value of the assets securing such Indebtedness and to all existing and future Indebtedness of any Subsidiary of the Company.

    As of May 5, 2001, after giving effect to the offering of the notes and the use of proceeds from the outstanding notes to redeem our 10 7/8% senior notes due 2006, the Company would have had $200.6 million of senior indebtedness outstanding and, except for the guarantee by Aaron Brothers, Inc. of the Credit Agreement, the non-guarantor Subsidiaries would have had no indebtedness outstanding. The Company has no Subordinated Obligations other than intercompany Indebtedness. Although the Indenture contains limitations on the amount of additional Indebtedness which the Company or any Restricted Subsidiary may Incur, under certain circumstances the amount of such Indebtedness could be substantial and such debt may be secured Indebtedness or Indebtedness of Subsidiaries. See "Risk Factors--Secured Indebtedness and Borrowings by Subsidiaries That Do Not Become Guarantors Will Be Effectively Senior to the Notes" and "--Certain Covenants--Limitation on Indebtedness" and "--Limitation on Liens."

CHANGE OF CONTROL

    Upon the occurrence of any of the following events (each a "Change of Control") with respect to the Company, each Holder will have the right to require the Company to repurchase all or any part of such Holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of Holders of record on the relevant record date to receive interest due on the related interest payment date):

        (i) (A) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of the Company and (B) the Permitted Holders "beneficially own" (as defined in Rules 13d-3 and 13d-5 under the Exchange
    Act), directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Voting Stock of the Company than such other person and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors of the Company (for the purposes of this clause, such other person shall be deemed to beneficially own any Voting Stock of a specified corporation held by a parent corporation, if such other person "beneficially owns" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, more than 35% of the voting power of the Voting Stock of such parent corporation and the Permitted Holders "beneficially own" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, in the aggregate a lesser percentage of the voting power of the Voting Stock of such parent corporation and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of such parent corporation);

        (ii) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a vote of 66 2/3% of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office;

        (iii) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, the assets of the Company to any Person or group of Persons (other than to any Wholly Owned Subsidiary of the Company); or

        (iv) the merger or consolidation of the Company with or into another corporation with the effect that either (A) immediately after such transaction any person (as defined in clause (i) above) (other than a Permitted Holder) shall have become the "beneficial owner" (as defined in clause (i) above) of securities of the surviving corporation of such merger or consolidation representing a majority of the voting power of the Voting Stock of the surviving corporation or (B) the securities of the Company that are outstanding immediately prior to such transaction and which represent 100% of the voting power of the Voting Stock of the Company are changed into or exchanged for cash, securities or property, unless pursuant to such transaction such securities are changed into or exchanged for, in addition to any other consideration, (1) securities of the surviving corporation that represent immediately after such transaction, at least a majority of the voting power of the Voting Stock of the surviving corporation or
    (2) securities that represent immediately after such transaction at least a majority of the voting power of the Voting Stock of the corporation that owns, directly or indirectly, 100% of the voting power of the Voting Stock of the surviving corporation of that transaction.

    Within 30 days following any Change of Control, or at the Company's option, prior to any Change of Control but after the public announcement thereof, the Company shall mail a notice to each Holder with a copy to the Trustee stating:
(1) that a Change of Control has or may have occurred and that such Holder has the right to require the Company to purchase such Holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of Holders of record on a record date to receive interest on the relevant interest payment date); (2) the circumstances and relevant facts and pro forma financial information regarding such Change of Control; (3) the repurchase date (which shall be no earlier than the consummation of the Change of Control and no earlier than 30 days nor later than 60 days from the date such notice is mailed); (4) that the Change of Control offer is conditioned on the Change of Control occurring if the notice is mailed prior to the Change of Control; and (5) the instructions determined by the Company, consistent with this covenant, that a Holder must follow in order to have its Notes purchased. Notwithstanding the occurrence of a Change of Control, the Company shall not be obligated to repurchase the Notes upon a Change of Control if the Company has irrevocably elected to redeem all of the Notes under the provisions described under "--Optional Redemption" above, provided that the Company does not default in its redemption obligations pursuant to such election.

    Neither the Trustee nor the Board of Directors of the Company may waive the covenant relating to the Holder's right to have its Notes repurchased upon a Change of Control.

    The phrase "all or substantially all," as used with respect to a sale of assets in the definition in the Indenture of "Change of Control," varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under New York law (the law governing the Indenture) and is subject to judicial interpretation. Accordingly, in certain circumstances, there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of "all or substantially all" of the assets of a Person and therefore it may be unclear whether a Change of Control has occurred.

    The existence of a Holder's right to require the Company to repurchase such Holder's Notes upon a Change of Control may deter a third party from acquiring the Company in a transaction which constitutes a Change of Control.

    The Company will comply, to the extent applicable, with the requirements of
Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this paragraph by virtue thereof.

    The Change of Control purchase feature is a result of negotiations between the Company and the initial purchasers of the Notes. The Company has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Company would decide to do so in the future. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the Company's capital structure or credit rating.

    The Company will not be required to make a Change of Control offer upon a Change of Control if a third party makes the Change of Control offer in the manner, at the times and otherwise in compliance with the requirements described in the Indenture applicable to a Change of Control offer made by the Company and purchases all notes validly tendered and not withdrawn under such Change of Control offer.

    The occurrence of certain of the events that would constitute a Change of Control would constitute a default under the Credit Agreement. Future Indebtedness of the Company may contain prohibitions of certain events which would constitute a Change of Control and may require such Indebtedness to be repaid or repurchased upon a Change of Control. Moreover, the exercise by the Holders of their right to require the Company to repurchase the Notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company's ability to pay cash to the Holders upon a

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repurchase may be limited by the Company's then existing financial resources.
There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

CERTAIN COVENANTS

    The Indenture contains covenants including, among others, the following:

    LIMITATION ON INDEBTEDNESS. (a) The Company will not Incur, and will not permit any Restricted Subsidiary to Incur, any Indebtedness; PROVIDED, HOWEVER, that the Company, any Guarantor and any Foreign Restricted Subsidiary may Incur Indebtedness (including Acquired Indebtedness) if on the date thereof the Consolidated Coverage Ratio would be equal to or greater than 2.5 to 1.0.

    (b) Notwithstanding the foregoing paragraph (a), the Company and any Restricted Subsidiaries (to the extent set forth below) may Incur the following Indebtedness ("Permitted Indebtedness"):

        (i) Indebtedness and letters of credit (with letters of credit being deemed to have a principal amount equal to the maximum face amount thereunder) of the Company, Aaron Brothers, Inc. (in the form of a guarantee of the Company's obligations) as long as it is a Restricted Subsidiary that is not a Significant Subsidiary or any Restricted Subsidiary which is a Guarantor of the Notes under the Credit Agreement, Letter of Credit Facility and any Refinancing Indebtedness in respect thereof in an aggregate principal amount outstanding at any time not to exceed the greater of
    (x) an amount equal to 50% of the book value of the inventory of the Company and its Restricted Subsidiaries as of any date of Incurrence calculated on a consolidated basis in accordance with GAAP and (y) $325 million; provided that if Aaron Brothers, Inc. is at any time a Restricted Subsidiary that is a Significant Subsidiary and an obligor (including as a guarantor) under the Credit Agreement, Letter of Credit Facility or Refinancing Indebtedness in respect thereof, such event will be deemed to constitute the incurrence of Indebtedness guaranteed by Aaron Brothers, Inc. under the Credit Agreement, Letter of Credit Facility or Refinancing Indebtedness in respect thereof, as the case may be;

        (ii) Indebtedness of the Company owing to and held by any Wholly Owned Subsidiary or Indebtedness of a Restricted Subsidiary owing to and held by the Company or any Wholly Owned Subsidiary; PROVIDED, HOWEVER, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or any subsequent transfer of any such Indebtedness (except to the Company or a Wholly Owned Subsidiary) will be deemed, in each case, to constitute the Incurrence of such Indebtedness by the issuer thereof;

        (iii) (x) Indebtedness represented by the Notes and any Guarantees of the Notes by any of the Company's Subsidiaries in an amount not to exceed the amount outstanding on the initial Issue Date, (y) any Indebtedness of the Company or any Restricted Subsidiary (other than the Indebtedness described in clauses (i)-(ii) above) outstanding on the Issue Date, provided that the 10 7/8% Senior Notes shall only be deemed Permitted Indebtedness until 60 days after the Issue Date and (z) any Refinancing Indebtedness Incurred in respect of any Indebtedness described in this clause (iii) other than the 10 7/8% Senior Notes or paragraph (a);

        (iv) (A) Acquired Indebtedness of the Company or a Restricted Subsidiary; PROVIDED, HOWEVER, that at the time such Restricted Subsidiary or assets is acquired by the Company or a Restricted Subsidiary, the Company would have been able to Incur $1.00 of additional Indebtedness pursuant to paragraph (a) of this covenant after giving effect to the Incurrence of such Indebtedness pursuant to this clause (iv) and such transaction or series of related transactions and (B) Refinancing Indebtedness Incurred by a Restricted Subsidiary in respect of Indebtedness Incurred by such Restricted Subsidiary pursuant to this clause (iv);

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        (v) Indebtedness (A) in respect of performance bonds, bankers'
    acceptances, letters of credit and surety or appeal bonds provided by the Company or any Restricted Subsidiary in the ordinary course of its business and which do not secure other Indebtedness and (B) under Currency Agreements, Interest Rate Agreements and Commodity Price Protection Agreements Incurred which, at the time of Incurrence, is in the ordinary course of business; PROVIDED, HOWEVER, that, in the case of Currency Agreements, Interest Rate Agreements and Commodity Price Protection Agreements, such Currency Agreements, Interest Rate Agreements and Commodity Price Protection Agreements do not increase the Indebtedness of the Company outstanding at any time other than as a result of fluctuations in foreign currency exchange rates, interest rates or commodity prices or by reason of fees, indemnities and compensation payable thereunder;

        (vi) Indebtedness (A) represented by Guarantees by the Company of Indebtedness otherwise permitted to be Incurred pursuant to this covenant and (B) represented by Guarantees by a Restricted Subsidiary of Indebtedness of the Company or another Restricted Subsidiary otherwise permitted to be Incurred pursuant to this covenant; PROVIDED that, in the case of clause (B), if a Restricted Subsidiary Guarantees any such Indebtedness other than any Guarantee by Aaron Brothers, Inc. of Indebtedness under the Credit Agreement, Letter of Credit Facility and any Refinancing Indebtedness in respect thereof, such Restricted Subsidiary executes and delivers to the Trustee a supplemental indenture in form satisfactory to the Trustee providing for the Guarantee on an equal basis of the Notes; provided, however, if Aaron Brothers, Inc. is at any time a Restricted Subsidiary that is a Significant Subsidiary while it has Guaranteed the Credit Agreement, Letter of Credit Facility, or Refinancing Indebtedness in respect thereof, Aaron Brothers, Inc. shall Guarantee the Notes on an equal basis as set forth in this clause (vi);

        (vii) Indebtedness of the Company or any Restricted Subsidiary represented by Capitalized Lease Obligations, mortgage financings or purchase money obligations, in each case Incurred for the purpose of financing or refinancing all or any part of the purchase price or cost of construction, repairs, renovation, remodeling, expansion or other improvement of property, plant and equipment, including services and equipment supporting such items, used in the Company's or any Restricted Subsidiary's business or a Related Business (collectively, "Purchase Money Debt") in an aggregate principal amount not to exceed 10% of Total Assets at the time of any Incurrence thereof;

      (viii) Indebtedness of the Company or any Restricted Subsidiary represented by Capitalized Lease Obligations Incurred from time to time for point-of-sale equipment and store systems, including services and equipment supporting such equipment and systems, with the aggregate capitalized amount of such obligation determined in accordance with GAAP outstanding at any one time not to exceed $50 million;

        (ix) Indebtedness of the Company or any Restricted Subsidiary Incurred with respect to acquisitions of assets or a Person or consisting of Guarantees of such Indebtedness, so long as such Indebtedness was not created in anticipation of such acquisition and does not exceed, in the aggregate, $10 million; and

        (x) other Indebtedness of the Company or any Restricted Subsidiary in an aggregate principal amount outstanding at any time not to exceed
    $50 million, of which no more than $10 million may be borrowed by non-Guarantor Restricted Subsidiaries.

    (c) Notwithstanding the foregoing, the Company shall not Incur any Indebtedness pursuant to the foregoing paragraph (b) if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated Obligations unless such new Indebtedness shall be subordinated to the Notes to at least the same extent as such Subordinated Obligations being Refinanced. The Indenture further provides that, notwithstanding any other provision of this "--Limitation on Indebtedness" covenant, the

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Company will not, and will not permit any Restricted Subsidiary to, Incur any
Guarantee of Indebtedness of any Unrestricted Subsidiary.

    (d) Notwithstanding the foregoing, any Guarantee by a Restricted Subsidiary of the Notes may be released (i) upon the sale, transfer or other disposition of all of the Capital Stock of such Restricted Subsidiary held by the Company or any Subsidiary to a Person other than the Company or a Subsidiary, (ii) if such Restricted Subsidiary no longer guarantees any Indebtedness of the Company or has outstanding any Indebtedness which it would not be able to incur without guaranteeing the Notes pursuant to paragraph (b) of this "--Limitation on Indebtedness" covenant if such Indebtedness was incurred on the date of such release, or (iii) if such Subsidiary is designated an Unrestricted Subsidiary in compliance with "--Limitation on Restricted Payments."

    (e)  For purposes of determining compliance with the foregoing covenant,
(i) in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described above, the Company may classify or later reclassify such item of Indebtedness or any portion thereof and only be required to include the amount and type of such Indebtedness in one of the above clauses and (ii) an item of Indebtedness may be divided and classified in more than one of the types of Indebtedness described above.

    LIMITATION ON RESTRICTED PAYMENTS. (a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly,

        (i) declare or pay any dividend or make any distribution on or in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving the Company), except (1) dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to purchase such Capital Stock, and (2) dividends or distributions payable to the Company or another Restricted Subsidiary (and, if such Restricted Subsidiary making such dividend or distribution is not wholly owned, to its other shareholders on a pro rata basis),

        (ii) purchase, redeem, retire or otherwise acquire for value any Capital Stock of the Company held by Persons other than the Company or another Restricted Subsidiary,

        (iii) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment any Subordinated Obligations (other than (A) the purchase, repurchase or other acquisition of Subordinated Obligations in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase or acquisition or (B) the repayment, redemption or retirement for value of the Company's obligations owed to 5931, Inc. or 5931 Business Trust or successors thereto so long as it remains a Wholly Owned Subsidiary) or

        (iv) make any Investment (other than a Permitted Investment) in any Person (any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement, Investment or payment being herein referred to as a "Restricted Payment") if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

           (1) a Default or Event of Default will have occurred and be continuing (or would result therefrom);

           (2) the Company could not Incur at least $1.00 of additional Indebtedness under paragraph (a) of the covenant described under "--Limitation on Indebtedness;" or

           (3) the aggregate amount of such Restricted Payment and all other Restricted Payments (the amount so expended, if other than in cash, to be determined in good faith by the Board of Directors of the Company, whose determination will be evidenced by a resolution of such

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       Board of Directors certified in an Officers' Certificate to the Trustee)
       declared or made subsequent to the Issue Date would exceed the sum of:

               (A) 50% of the Consolidated Net Income with respect to the period (treated as one accounting period) from the end of the most recent fiscal quarter ending prior to the Issue Date to the end of the most recent fiscal quarter for which financial statements are available to the Trustee (or, in case such Consolidated Net Income will be a deficit, minus 100% of such deficit) plus $100 million;

               (B) the aggregate Net Cash Proceeds received by the Company from the issue or sale of Capital Stock (other than Disqualified Stock) subsequent to the Issue Date (other than an issuance or sale to a Subsidiary);

               (C) the amount by which Indebtedness of the Company is reduced on the Company's balance sheet upon the conversion or exchange (other than by a Restricted Subsidiary) subsequent to the Issue Date of any Indebtedness of the Company convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash or other property distributed by the Company upon such conversion or exchange);

               (D) in the case of designation of an Unrestricted Subsidiary as a Restricted Subsidiary (as long as the designation of such Subsidiary as an Unrestricted Subsidiary was deemed a Restricted Payment) the value (as provided in the definition of "Investment") of the Company's interest in such Subsidiary provided that such amount shall not in any case exceed the aggregate amount of the Restricted Payments deemed made at the time or after the Subsidiary was designated as an Unrestricted Subsidiary; and

               (E) in the case of the disposition, return, dividend or repayment of any Investment constituting a Restricted Payment made after the date of the Indenture an amount (to the extent not included in Consolidated Net Income) equal to the lesser of payments made to the Company or a Restricted Subsidiary with respect to such Investment and the initial amount of such Investment, in either case, less the cost of disposition of such Investment and net of taxes (to the extent not reflected in Consolidated Net Income).

    (b)  The provisions of the foregoing paragraph (a) will not prohibit:

        (i) any purchase, redemption, defeasance or other acquisition of Capital Stock of the Company or Subordinated Obligations made by exchange for, or out of the Net Cash Proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary); PROVIDED, HOWEVER, that
    (A) such purchase, redemption, defeasance or other acquisition will be excluded in the calculation of the amount of Restricted Payments and
    (B) the Net Cash Proceeds from such sale will be excluded from clause (3)
    (B) of paragraph (a) above;

        (ii) any purchase, redemption, defeasance or other acquisition of Subordinated Obligations made by exchange for, or out of the net proceeds of the substantially concurrent sale of, Subordinated Obligations of the Company; PROVIDED, HOWEVER, that (A) the principal amount of such new Indebtedness does not exceed the principal amount of the Subordinated Obligations being so redeemed, purchased, defeased, acquired or retired for value (plus the amount of any premium required to be paid under the terms of the instrument governing the Subordinated Obligations being so redeemed, purchased, defeased, acquired or retired), (B) such new Indebtedness is subordinated to the Notes at least to the same extent as such Subordinated Obligations so redeemed, purchased, defeased, acquired or retired for value,
    (C) such new Indebtedness has a final scheduled maturity date later than the final scheduled maturity date of

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    the Notes and (D) such new Indebtedness has an Average Life equal to or greater than the Average Life of the Notes; PROVIDED FURTHER, HOWEVER, that such purchase, redemption, defeasance or other acquisition will be excluded in the calculation of the amount of Restricted Payments;

        (iii) any purchase, redemption, defeasance or other acquisition of Subordinated Obligations (1) from Net Available Cash to the extent permitted by the covenant described under "--Limitation on Sales of Assets and Subsidiary Stock"; PROVIDED, HOWEVER, that such purchase or redemption will be excluded in the calculation of the amount of Restricted Payments or
    (2) pursuant to an offer to purchase which is then required to be made upon a change of control of the Company pursuant to the terms of the instrument governing such Subordinated Obligation; PROVIDED, HOWEVER, that such purchase will be included in the calculation of the amount of Restricted Payments;

        (iv) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; PROVIDED, HOWEVER, that the amount of such dividend will be included in the calculation of the amount of Restricted Payments; or

        (v) repurchase, acquisitions or retirements of shares of Capital Stock of the Company deemed to occur upon the exercise of stock options or similar rights issued under employee benefit plans of the Company if such shares represent all or a portion of the exercise price or are surrendered in connection with satisfying any federal or state income tax obligation or are repurchased or acquired to fulfill obligations of the Company or any Restricted Subsidiary under employee compensation or other benefit arrangements entered into or provided for in the ordinary course of business; provided that cash payments pursuant to this clause (v) shall not exceed $2 million in any fiscal year.

    LIMITATION ON RESTRICTIONS ON DISTRIBUTIONS FROM RESTRICTED
SUBSIDIARIES. The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to

        (i) pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness or other obligation owed to the Company,

        (ii) make any Investments in the Company or

        (iii) transfer any of its property or assets to the Company or any Restricted Subsidiary, except:

           (1) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date;

           (2) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement in effect on or prior to the date on which such Restricted Subsidiary was acquired by the Company or a Restricted Subsidiary (other than encumbrances or restrictions Incurred in connection with, or in contemplation of, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Subsidiary or was acquired by the Company or a Restricted Subsidiary) and outstanding on such date;

           (3) any encumbrance or restriction pursuant to an agreement effecting a refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (1) or (2) of this covenant or contained in any amendment, waiver, modification or renewal of an agreement referred to in clause (1) or (2) of this covenant; PROVIDED, HOWEVER, that the encumbrances and restrictions contained in any such refinancing agreement or amendment, waiver, modification or renewal are no less favorable to the Noteholders than the encumbrances and restrictions contained in such agreements as determined in good faith by the Company;

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           (4) in the case of clause (iii), any encumbrance or restriction
       (A) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract, (B) by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary not otherwise prohibited by the Indenture, (C) arising or agreed to in the ordinary course of business and that does not individually or in the aggregate, detract from the value of property or assets of the Company or any Restricted Subsidiary in any manner material to the Company or such Restricted Subsidiary or (D) contained in security agreements securing Indebtedness of a Restricted Subsidiary to the extent such encumbrance or restrictions restrict the transfer of the property subject to such security agreements;

           (5) any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition; and

           (6) encumbrances or restrictions contained in any financing agreement of a Foreign Restricted Subsidiary or arising or existing by reason of applicable law, including any legal limitations restricting the ability of Foreign Restricted Subsidiaries to pay as dividends or distribute or otherwise pay or repatriate funds to the Company or its Subsidiaries.

    LIMITATION ON SALES OF ASSETS AND SUBSIDIARY STOCK. (a) The Company will not, and will not permit any Restricted Subsidiary to, make any Asset Disposition unless

        (i) the Company or such Restricted Subsidiary receives consideration at the time of such Asset Disposition at least equal to the fair market value, as determined in good faith by the Board of Directors of the Company (including as to the value of all non-cash consideration), of the shares and assets subject to such Asset Disposition,

        (ii) at least 75% of the consideration thereof received by the Company or such Restricted Subsidiary (other than Asset Swaps) is in the form of cash or Temporary Cash Investments and

        (iii) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company or such Restricted Subsidiary, as the case may be

           (A) FIRST, to the extent the Company or any Restricted Subsidiary, as the case may be, elects (or is required by the terms of any Senior Indebtedness), to prepay, repay or purchase Senior Indebtedness or Indebtedness (other than Disqualified Stock) of a Wholly Owned Subsidiary (in each case other than Indebtedness owed to the Company or an Affiliate of the Company) within 180 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash;

           (B) SECOND, to the extent of the balance of Net Available Cash after application in accordance with clause (A), to the extent the Company or such Restricted Subsidiary, as the case may be, elects, to the investment by the Company or any Restricted Subsidiary in Additional Assets within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash;

           (C) THIRD, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B), to make an Offer (as defined below) to purchase Notes pursuant to and subject to the conditions set forth in paragraph (b) of this covenant within 45 days after the date that is one year from the receipt of such Net Available Cash; and

           (D) FOURTH, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A), (B) and (C), to
       (x) the acquisition by the Company or any Wholly Owned Subsidiary of Additional Assets, (y) the prepayment, repayment, purchase or other acquisition of Indebtedness of the Company (other than Indebtedness owed to an

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       Affiliate of the Company and other than Disqualified Stock of the
       Company) or Indebtedness of any Restricted Subsidiary (other than Indebtedness owed to the Company or an Affiliate of the Company) or
       (z) to general corporate purposes (other than to the payment of dividends or distributions in respect of, or repurchases of, Capital Stock), in each case within 45 days after the later of one year from the receipt of such Net Available Cash and the date the Offer described in paragraph (b) below is consummated; PROVIDED, HOWEVER that in connection with any prepayment, repayment, purchase or other acquisition of Indebtedness pursuant to clause (A), (C) or (D) above, the Company or such Restricted Subsidiary will, to the extent such Indebtedness is not revolving Indebtedness, retire such Indebtedness and, except as to Indebtedness described in clause (i) of paragraph (b) under "--Limitation on Indebtedness," will cause any related loan commitment or availability (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased.

    Notwithstanding the foregoing provisions, the Company and its Restricted Subsidiaries shall not be required to apply any Net Available Cash in accordance herewith except to the extent that the aggregate Net Available Cash from all Asset Dispositions which are not applied in accordance with this covenant exceeds $10,000,000. The Company shall not be required to make an Offer for Notes pursuant to this covenant if the Net Available Cash available therefor (after application of the proceeds as provided in clauses (A) and (B)) are less than $15,000,000 for any particular Asset Disposition (which lesser amounts shall be carried forward for purposes of determining whether an Offer is required with respect to the Net Available Cash from any subsequent Asset Disposition).

    For the purposes of this covenant, the following are deemed to be cash:
(x) the assumption by the transferee of Indebtedness of the Company (other than Disqualified Stock of the Company) or any Restricted Subsidiary and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition, (y) any Designated Noncash Consideration received by the Company or any of its Restricted Subsidiaries in the Asset Sale and (z) securities received by the Company or any Restricted Subsidiary from the transferee that are promptly converted by the Company or such Restricted Subsidiary into cash.

    With respect to an Asset Swap constituting an Asset Disposition, the Company or any Restricted Subsidiary shall be required to receive in cash (as such term is deemed to be defined for purposes of this paragraph (a)) or Temporary Cash Investments in an amount equal to 75% of the proceeds of the Asset Disposition which do not consist of in-kind assets acquired with the Asset Swap.

    (b) In the event of an Asset Disposition that requires the purchase of Notes pursuant to clause (a)(iii)(C) of this covenant, the Company will be required to purchase Notes tendered pursuant to an offer by the Company for the Notes (the "Offer") at a purchase price of 100% of their principal amount plus accrued interest to the date of purchase in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. If the aggregate purchase price of Notes tendered pursuant to the Offer is less than the Net Available Cash allotted to the purchase of the Notes, the Company will apply the remaining Net Available Cash in accordance with clause (a)(iii)(D) above.

    (c) The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

    LIMITATION ON TRANSACTIONS WITH AFFILIATES. (a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into any agreement or conduct any transaction or series of related transactions (including the purchase, sale, lease or exchange of any property, or

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rendering of any service) with any Affiliate of the Company (an "Affiliate
Transaction") unless (i) the terms of such transaction or agreement are no less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained at the time of such transaction in arm's-length dealings with a Person who is not such an Affiliate; and (ii) in the event such Affiliate Transaction involves an aggregate amount in excess of $5,000,000, the terms of such transaction or agreement shall have been approved by a majority of the members of the Board of Directors having no personal stake in such Affiliate Transaction (and such majority determines that such Affiliate Transaction satisfies the criteria in clause (i) above).

    (b) The foregoing shall not apply to (i) any Restricted Payment permitted to be made pursuant to "--Limitation on Restricted Payments," (ii) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors or the payment of fees and indemnities to directors of the Company and its Restricted Subsidiaries in the ordinary course of business, (iii) loans or advances to employees in the ordinary course of business, (iv) any transaction between the Company and a Wholly Owned Subsidiary or between Wholly Owned Subsidiaries, (v) transactions pursuant to written agreements in existence on the Issue Date,
(vi) repurchases, acquisitions or retirements of shares of Capital Stock of the Company deemed to occur upon the exercise of stock options or similar rights issued under employee benefit plans of the Company if such shares represent all or a portion of the exercise price or are surrendered in connection with satisfying any federal or state income tax obligation or are repurchased or acquired to fulfill obligations of the Company or any Restricted Subsidiary under employee compensation or other benefit arrangements entered into or provided for in the ordinary course of business; provided that cash payments pursuant to this clause (vi) shall not exceed $2 million in any fiscal year, or
(vii) any transaction between the Company or any Wholly Owned Subsidiary, on the one hand, and a Restricted Subsidiary, on the other hand, in the ordinary course of business on terms that are customary in the industry or consistent with past practice.

    LIMITATION ON LIENS. The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or permit to exist any Lien on any of its property or assets (including Capital Stock), whether owned on the Issue Date or thereafter acquired, securing any obligation, other than Permitted Liens, unless contemporaneously therewith effective provision is made to secure the Notes equally and ratably with (or on a senior basis to, in the case of Subordinated Obligations) such obligation for so long as such obligation is so secured.

    LIMITATION ON SALE/LEASEBACK TRANSACTIONS. The Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale/Leaseback Transaction with respect to any property unless (i) the Company or such Restricted Subsidiary would be entitled to (A) Incur Indebtedness in an amount equal to the Attributable Indebtedness with respect to such Sale/Leaseback Transaction pursuant to the covenant described under "--Limitation on Indebtedness" and (B) create a Lien, if any, on such property securing such Attributable Indebtedness without equally and ratably securing the Notes pursuant to the covenant described under "--Limitation on Liens," (ii) the Net Cash Proceeds received by the Company or any Restricted Subsidiary in connection with such Sale/Leaseback Transaction are at least equal to the fair value (as determined in good faith and certified in an Officers' Certificate to the Trustee) of such property and (iii) the transfer of such property is permitted by, and the Company or such Restricted Subsidiary applies the proceeds of such transaction in compliance with, the covenant described under "--Limitation on Sales of Assets and Subsidiary Stock."

    LIMITATION ON SALE OF SUBSIDIARY PREFERRED STOCK. The Company (i) will not, and will not permit any Restricted Subsidiary of the Company to, transfer, convey, sell, lease or otherwise dispose of any Preferred Stock of any Restricted Subsidiary to any Person (other than to the Company or a Wholly Owned Subsidiary), unless (a) such transfer, conveyance, sale, lease or other disposition is of all the

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Capital Stock of such Restricted Subsidiary (or, in the case of a non-wholly owned Restricted Subsidiary, all of the Capital Stock held by the Company or its Restricted Subsidiaries) and (b) the net cash proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with the covenant described above under "--Limitation on Sales of Assets and Subsidiary Stock" and (ii) will not permit any Restricted Subsidiary to issue any of its Preferred Stock to any Person other than to the Company or a Wholly Owned Subsidiary

    SEC REPORTS. Notwithstanding that the Company may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the SEC and provide the Trustee and Noteholders with the annual reports and such information, documents and other reports which are specified in Sections 13 and 15(d) of the Exchange Act. The Company also will comply with the other provisions of TIA Section 314(a).

MERGER AND CONSOLIDATION

    The Company will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless:
(i) the resulting, surviving or transferee Person (the "Successor Company") will be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company) will expressly assume, by supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture; (ii) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Restricted Subsidiary as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), no Default or Event of Default will have occurred and be continuing; (iii) immediately after giving effect to such transaction, the Successor Company would be able to Incur an additional $1.00 of Indebtedness under paragraph (a) of the covenant described under "--Limitation on Indebtedness"; and (iv) the Company will have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture, if any, comply with the Indenture, as set forth in the Indenture.

    The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, but the predecessor Company in the case of a lease of all its assets or a conveyance, transfer or lease of substantially all its assets will not be released from the obligation to pay the principal of and interest on the Notes.

    Notwithstanding the foregoing clauses (ii) and (iii), any Wholly Owned Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Company and the Company will not be required to take any action under clause (iv) in connection therewith.

DEFAULTS

    An Event of Default is defined in the Indenture as (i) a default in any payment of interest on any Note when due, continued for 30 days, (ii) a default in the payment of principal of any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise,
(iii) the failure by the Company to comply with its obligations described under "--Merger and Consolidation," "--Limitation on Sales of Assets and Subsidiary Stock" or "--Change of Control," (iv) the failure by the Company to comply for 60 days after notice with its other agreements contained in the Indenture,
(v) the failure by the Company or any Significant Subsidiary of the Company to pay any Indebtedness within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default if the total amount of such Indebtedness unpaid or accelerated exceeds $10 million or its foreign currency equivalent (the "cross acceleration provision"), (vi) certain events of bankruptcy, insolvency or reorganization of the Company or any

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Significant Subsidiary of the Company (the "bankruptcy provisions") or
(vii) any final, non-appealable judgment or decree for the payment of money in excess of $10 million is rendered against the Company or any Significant Subsidiary of the Company and either (A) an enforcement proceeding has been commenced by any creditor upon such judgment or decree or (B) such judgment or decree remains unpaid and outstanding for a period of 60 days following such judgment and is not discharged, waived or stayed (the "judgment default provision").

    The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

    However, a default under clauses (iv) or (v) will not constitute an Event of Default until the Trustee or the Holders of 25% in aggregate principal amount of the outstanding Notes notify the Company as provided in the Indenture of the default and the Company does not cure such default within the time specified in clauses (iv) and (v) hereof after receipt of such notice.

    If an Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the then outstanding Notes by notice to the Company may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and accrued interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. Under certain circumstances, the Holders of a majority in aggregate principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

    Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders unless such Holders shall have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no Holder may pursue any remedy with respect to the Indenture or the Notes unless (i) such Holder shall have previously given the Trustee notice that an Event of Default is continuing,
(ii) Holders of at least 25% in aggregate principal amount of the outstanding Notes shall have requested the Trustee to pursue the remedy, (iii) such Holders shall have offered the Trustee reasonable security or indemnity against any loss, liability or expense, (iv) the Trustee shall not have complied with such request within 60 days after the receipt of the request and the offer of security or indemnity and (v) the Holders of a majority in principal amount of the outstanding Notes shall not have given the Trustee a direction inconsistent with such request within such 60-day period. Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification from the Noteholders satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

    The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each Holder notice of the Default within the earlier of 90 days after it occurs or 30 days after it is known by a Trust Officer or written notice of it is received by the Trustee. Except in the case of a Default in the payment of principal of, premium, if any, or interest on any Note, the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines

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that withholding notice is in the interests of the Noteholders. In addition, the
Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Company is taking or proposes to take in respect thereof.

SATISFACTION AND DISCHARGE

    The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes as expressly provided for in the Indenture) as to all outstanding Notes under the Indenture when (a) either (1) all such Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid or Notes whose payment has been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust as provided for in the Indenture) have been delivered to the Trustee for cancellation or (2) all Notes not theretofore delivered to the Trustee for cancellation (a) have become due and payable, (b) will become due and payable at their Stated Maturity within 91 days or (c) are to be called for redemption within 91 days under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company; (b) the Company or any other Person has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust an amount in United States dollars sufficient to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, including principal of, premium, if any, and accrued interest at such maturity, Stated Maturity or redemption date; and (c) the Company or any other Person has paid or caused to be paid all other sums payable under the Indenture by the Company. The Company may request the Trustee to acknowledge the discharge upon delivery to the Trustee of an officers' certificate and an opinion of independent counsel each stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of such Indenture have been complied with.

AMENDMENTS AND WAIVERS

    Subject to certain exceptions, the Indenture may be amended with the consent of the Holders of a majority in principal amount of the Notes then outstanding and any past default or compliance with any provisions may be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each Holder of an outstanding Note affected, no amendment may, among other things, (i) reduce the amount of Notes whose Holders must consent to an amendment, (ii) reduce the rate of or extend the time for payment of interest on any Note, (iii) reduce the principal of or extend the Stated Maturity of any Note, (iv) reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under "--Optional Redemption," (v) make any Note payable in money other than that stated in the Note, (vi) impair the right of any Holder to receive payment of principal of and interest on such Holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder's Notes or (vii) make any change in the amendment provisions which require each Holder's consent or in the waiver provisions.

    Without the consent of any Holder, the Company and the Trustee may amend the Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation of the obligations the Company under the Indenture, to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are as described in Section 163(f) (2) (B) of the Code), to add Guarantees with respect to the Notes, to secure the Notes, to add to the covenants of the Company for the benefit of the Noteholders

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or to surrender any right or power conferred upon the Company, to make any change that does not adversely affect the rights of any Holder and to comply with any requirement of the SEC in connection with the qualification of the Indenture under the TIA.

    The consent of the Noteholders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

    After an amendment under the Indenture becomes effective, the Company is required to mail to Noteholders a notice briefly describing such amendment. However, the failure to give such notice to all Noteholders, or any defect therein, will not impair or affect the validity of the amendment.

TRANSFER AND EXCHANGE

    A Noteholder may transfer or exchange Notes in accordance with the Indenture. Upon any transfer or exchange, the registrar and the Trustee may require a Noteholder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Noteholder to pay any taxes required by law or permitted by the Indenture, including any transfer tax or other similar governmental charge payable in connection therewith. The Company is not required to transfer or exchange any Note selected for redemption or to transfer or exchange any Note for a period of 15 days prior to a selection of Notes to be redeemed or an interest payment date. The Notes will be issued in registered form and the registered holder of a Note will be treated as the owner of such Note for all purposes.

DEFEASANCE

    The Company at any time may terminate all of its obligations under the Notes and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust (as defined herein) and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. The Company at any time may terminate its obligations under the covenants described under "--Certain Covenants," the operation of the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries and the judgment default provision described under "--Defaults" and the limitations contained in clauses (iii) and
(iv) under "--Merger and Consolidation" ("covenant defeasance").

    The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (iv), (v), (vi) (with respect only to Significant Subsidiaries), or (vii) under "--Defaults" above or because of the failure of the Company to comply with clauses (ii), (iii) or (iv) under "--Merger and Consolidation."

    In order to exercise either defeasance option, the Company must irrevocably deposit or cause to be deposited in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide cash at such times and in such amounts as will be sufficient to pay principal and interest when due on all the Notes (except lost, stolen or destroyed Notes which have been replaced or repaid) to maturity or redemption, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that Holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not

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occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable federal income tax law).

CONCERNING THE TRUSTEE

    The Bank of New York is the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with regard to the Notes.

FALL AWAY EVENT

    In the event of the occurrence of a Fall Away Event, the covenants and provisions described above under "--Change of Control," "--Certain Covenants--Limitation on Indebtedness," "--Limitation on Restricted Payments," "--Limitation on Restrictions on Distributions from Restricted Subsidiaries," "--Limitation on Sales of Assets and Subsidiary Stock," "--Limitation on Transactions with Affiliates," and "--Limitation on Sale of Subsidiary Preferred Stock" shall each no longer be in effect for the remaining term of the Notes, subject to the next paragraph; provided that after a Fall Away Event, so long as the Notes retain an Investment Grade status the Company will become subject to a new covenant that will provide that from and after the occurrence of a Fall Away Event the non-Guarantor Subsidiaries of the Company (other than Foreign Restricted Subsidiaries, and except that Aaron Brothers, Inc. may guarantee the Credit Agreement, Letter of Credit Facility or Refinancing Indebtedness, so long as it is not a Significant Subsidiary), may not Guarantee Indebtedness of the Company or otherwise incur Indebtedness other than Indebtedness of the types described under "--Certain Covenants--Limitation on Indebtedness" in clauses
(ii), (iii)(x), (iii)(y) of such covenant as in effect on the date of the occurrence of the Fall Away Event with respect to Indebtedness outstanding on the date of the occurrence of the Fall Away Event, in clause (iii)(z) of such covenant as in effect on the date of the occurrence of the Fall Away Event with respect to Indebtedness outstanding on the date of the occurrence of the Fall Away Event, in clause (iv) of such covenant (except that the proviso contained therein shall not be applicable); in clauses (v), (vii) and (viii) of such covenant and Indebtedness in an aggregate principal amount not to exceed 5% of the Company's Consolidated Tangible Net Worth at any one time outstanding. The covenant will also contain a release provision that any guarantee by a Subsidiary may be released (a) upon the sale, transfer or other disposition of all of the Capital Stock of such Subsidiary held by the Company or any Subsidiary to a Person other than the Company or a Subsidiary or (b) if such Subsidiary no longer guarantees any Indebtedness of the Company or has any Indebtedness outstanding which it would not be able to incur without guaranteeing the Notes pursuant to this covenant if such Indebtedness was incurred on the date of the release.

    If, at any time, after the occurrence of a Fall Away Event, the Company fails to maintain Investment Grade status or a Default or Event of Default has occurred and is continuing, then the covenants which are no longer in effect pursuant to the preceding paragraph will be immediately reinstated and be applicable to the Company and its Restricted Subsidiaries and the new covenant in the preceding paragraph shall be terminated although any actions taken during the pendency of the Fall Away Event shall not be deemed a Default or Event of Default under the Indenture whether or not they would have been permitted if the covenants did not fall away.

FURTHER ISSUES

    We may from time to time, without notice to or the consent of the Holders of the Notes, create and issue further notes ranking equally with the Notes in all respects (or in all respects other than the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes). Such further notes, together with these Notes, will not exceed $250.0 million in the aggregate, may be consolidated and form a single series with the Notes and have the same terms as to status, redemption, voting or otherwise as to the

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Notes. All references herein to the Notes will include any further notes once issued, unless the context otherwise requires.

GOVERNING LAW

    The Indenture provides that it and the Notes are governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

CERTAIN DEFINITIONS

    "Acquired Indebtedness" means Indebtedness of a Person (i) existing at the time such Person becomes a Restricted Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case, other than Indebtedness incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary or such acquisition, as the case may be. Acquired Indebtedness shall be deemed to be incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Restricted Subsidiary, as the case may be.

    "Additional Assets" means (i) any property or assets (other than inventory in the ordinary course of business and other than Indebtedness and Capital Stock) in a Related Business; (ii) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; or (iii) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary; PROVIDED, HOWEVER, that, in the case of clauses (ii) and (iii), such Restricted Subsidiary is primarily engaged in a Related Business.

    "Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. For purposes of the covenants in the Indenture, "Affiliate" shall also mean any beneficial owner of shares representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company or of rights or warrants to purchase such Voting Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

    "Asset Disposition" means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) of shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares), property or other assets (each referred to for the purposes of this definition as a "disposition") by the Company or any of its Restricted Subsidiaries (including any disposition by means of a merger, consolidation or similar transaction) other than (i) a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly Owned Subsidiary, (ii) a disposition of property, assets, inventory or Temporary Cash Investments in the ordinary course of business, (iii) for purposes of the "Limitation on Sales of Assets and Subsidiary Stock" covenant only, a disposition that constitutes a Restricted Payment permitted by the "Limitation on Restricted Payments" covenant, (iv) a disposition of duplicative or excessive real property where less than 75% of the consideration received is in the form of cash or Temporary Cash Investments, which disposition occurs within one year of the acquisition thereof and (v) any disposition of assets or series of related dispositions with an aggregate fair market value (as determined in good faith) of less than $5 million.

    "Asset Swap" means the exchange by the Company or a Restricted Subsidiary of a portion of its property, business or assets, for property, businesses or assets or Capital Stock of a Person, which all or substantially all of whose assets are a type used in the business of the Company on the date of the

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Indenture or in a Related Business, or a combination of any property, business or assets or Capital Stock of such a Person and cash or Temporary Cash Investments.

    "Attributable Indebtedness" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended); PROVIDED, HOWEVER, that "Attributable Indebtedness" shall not include any such obligations to the extent they relate to the lease of stores, warehouses, offices or distribution facilities, including without limitation, the fixtures appertaining thereto, unless such obligations are required to be recorded on the Company's balance sheet in accordance with GAAP.

    "Average Life" means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (i) the sum of the product of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (ii) the sum of all such payments.

    "Board of Directors" means the Board of Directors or equivalent governing body of a Person (or the general partner of such Person, as the case may be) or any committee thereof duly authorized to act on behalf of such Board or equivalent governing body.

    "Business Day" means a day other than a Saturday, Sunday or other day on which banking institutions in New York State are authorized or required by law to close.

    "Capitalized Lease Obligation" means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease.

    "Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participation or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

    "Code" means the Internal Revenue Code of 1986, as amended.

    "Commodity Price Protection Agreement" means any forward contract, commodity swap, commodity option or other similar financial agreement or arrangement relating to, or the value which is dependent upon, fluctuations in commodity prices.

    "Consolidated Coverage Ratio" as of any date of determination means the ratio of (i) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters for which financial statements are available to
(ii) Consolidated Interest Expense for such period; PROVIDED, HOWEVER, that
(1) if the Company or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period,
(2) if since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Disposition or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Asset Disposition, the EBITDA for such period shall be reduced by an amount equal to the EBITDA (if positive) directly attributable to the assets which are the subject of such Asset

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Disposition for such period, or increased by an amount equal to the EBITDA (if negative) directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale), (3) if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period and (4) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition or any Investment that would have required an adjustment pursuant to clause (2) or (3) above if made by the Company or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition or Investment occurred on the first day of such period. For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months).

    "Consolidated Interest Expense" means, for any period, the total interest expense of the Company and its consolidated Restricted Subsidiaries, plus, to the extent not included in such interest expense, (i) interest expense attributable to capital leases, (ii) amortization of debt discount and debt issuance costs, (iii) non-cash interest expense, (iv) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, (v) interest actually paid by the Company or any such Restricted Subsidiary under any Guarantee of Indebtedness or other obligation of any other Person, (vi) net costs associated with Hedging Obligations (including amortization of fees), (vii) Preferred Stock dividends in respect of all Preferred Stock of the Company and its Subsidiaries held by Persons other than the Company or a Wholly Owned Subsidiary and (viii) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company) in connection with Indebtedness Incurred by such plan or trust; PROVIDED, HOWEVER, that there shall be excluded therefrom any such interest expense of any Unrestricted Subsidiary to the extent the related Indebtedness is not Guaranteed or paid by the Company or any Restricted Subsidiary.

    "Consolidated Net Income" means, for any period, the net income (loss) of the Company and its consolidated Subsidiaries in accordance with GAAP; PROVIDED, HOWEVER, that there shall not be included in such Consolidated Net Income:

        (i) any net income (loss) of any Person if such Person is not a Restricted Subsidiary, except that (A) subject to the limitations contained in (iv) below the Company's equity in the net income

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    of any such Person for such period shall be included in such Consolidated
    Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (iii) below) and (B) the Company's equity in a net loss of any such Person (other than an Unrestricted Subsidiary) for such period shall be included in determining such Consolidated Net Income,

        (ii) any net income (loss) of any Person acquired by the Company or a Restricted Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition,

       (iii) any net income of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that (A) subject to the limitations contained in (iv) below the Company's equity in the net income of any such Restricted Subsidiary for such period shall only be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend (subject, in the case of a dividend to another Restricted Subsidiary, to the limitation contained in this clause) and (B) the Company's equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income,

        (iv) any gain (but not loss) realized upon the sale or other disposition of any property, plant or equipment of the Company or its consolidated Subsidiaries (including pursuant to any Sale/ Leaseback Transaction) which is not sold or otherwise disposed of in the ordinary course of business and any gain (but not loss) realized upon the acquisition or disposition of any securities, of any Person,

        (v) any extraordinary gain or loss net of taxes (less all fees and expenses relating thereto),

        (vi) the cumulative effect of a change in accounting principles,

       (vii) any gain or loss, net of taxes, realized upon the termination of any employee pension benefit plan, and

      (viii) any net gain arising from the extinguishment, under GAAP, of any Indebtedness of any Person.

    "Consolidated Tangible Net Worth" of any Person means, at any time, for such Person and its Restricted Subsidiaries on a consolidated basis, an amount computed equal to (a) the consolidated stockholders' equity of the Person and its Restricted Subsidiaries, minus, (b) all Intangible Assets of the Person and its Restricted Subsidiaries, in each case as of such time.

    "Credit Agreement" means the Revolving Credit Agreement, dated as of May 1, 2001, among the Company, Fleet National Bank and the lenders parties thereto, as it may be amended, extended, renewed, refinanced, substituted or replaced from time to time (including increases in principal amount thereof to the extent permitted under the Notes, the addition of one or more lenders to an existing facility or the replacement or inclusion of one or more lenders in a new facility) in one or more agreements.

    "Currency Agreement" means in respect of a Person any foreign exchange contract, currency swap agreement or other similar agreement as to which such Person is a party or a beneficiary.

    "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

    "Designated Noncash Consideration" means the fair market value of non-cash consideration received by the Company or any of its Restricted Subsidiaries in connection with an Asset Disposition

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that is so designated pursuant to an officer's certificate, setting forth the basis of the valuation. The aggregate fair market value of the Designated Noncash Consideration, taken together with the fair market value at the time of receipt of all other Designated Noncash Consideration then held by the Company or any Restricted Subsidiary, may not exceed 5% of the Company's Consolidated Tangible Net Worth, at the time of the receipt of the Designated Noncash Consideration (with the fair market value being measured at the time received and without giving effect to subsequent changes in value).

    "Disqualified Stock" means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event (i) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise,
(ii) is convertible or exchangeable for Indebtedness or Disqualified Stock or
(iii) is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to the first anniversary of the Stated Maturity of the Notes (other than upon a change of control or sale of assets by the Company in circumstances where the holders of the Notes would have similar rights).

    "EBITDA" for any period means the sum of Consolidated Net Income for such period, plus the following to the extent deducted in calculating such Consolidated Net Income: (i) income tax expense, (ii) Consolidated Interest Expense, (iii) depreciation expense, (iv) amortization expense, and (v) all other non-cash items reducing Consolidated Net Income (excluding any non-cash items to the extent they represent an accrual of, or reserve for, cash disbursements for any subsequent period), less all non-cash items increasing such Consolidated Net Income, in each case for such period. Notwithstanding the foregoing, the income tax expense, depreciation expense and amortization expense of a Restricted Subsidiary of the Company shall be included in EBITDA only to the extent (and in the same proportion) that the net income of such Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be distributable to the Company by such Subsidiary as a dividend.

    "Equity Offering" means an offering for cash of common stock of the Company.

    "Exchange Act" means the Securities Exchange Act of 1934, as amended.

    "Fall Away Event" means the Notes shall have achieved Investment Grade status and the Company delivers to the Trustee an officer's certificate certifying that the foregoing condition has been satisfied.

    "Foreign Restricted Subsidiary" means a Restricted Subsidiary that is organized and existing under the laws of any country or other jurisdiction other than the United States of America, any State thereof or the District of Columbia and substantially all of the assets of which are located outside the United States of America.

    "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the date of the Indenture, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Indenture shall be computed in conformity with GAAP.

    "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or

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other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); PROVIDED, HOWEVER, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

    "Guarantor" means any guarantor of the Notes.

    "Hedging Obligations" of any Person means the obligations of such Person pursuant to any Interest Rate Agreement, Currency Agreement, or Commodity Price Protection Agreement.

    "Holder" or "Noteholder" means the Person in whose name a Note is registered on the Registrar's books.

    "Incur" means issue, assume, Guarantee, incur or otherwise become liable for; PROVIDED, HOWEVER, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be incurred by such Subsidiary at the time it becomes a Subsidiary.

    "Indebtedness" means, with respect to any Person on any date of determination (without duplication),

        (i) the principal of and premium, if any, in respect of indebtedness of such Person for borrowed money,

        (ii) the principal of and premium, if any, in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments,

       (iii) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto),

        (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services (except Trade Payables), which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services,

        (v) all Capitalized Lease Obligations and all Attributable Indebtedness of such Person,

        (vi) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Restricted Subsidiary, any Preferred Stock (but excluding, in each case, any accrued dividends),

       (vii) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; PROVIDED, HOWEVER, that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and
    (B) the amount of such Indebtedness of such other Person,

      (viii) all Indebtedness of other Persons to the extent Guaranteed by such Person, and

        (ix) to the extent not otherwise included in this definition, Hedging Obligations.

    The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

    "Intangible Assets" means intellectual property, goodwill and other intangible assets, in each case determined in accordance with GAAP.

    "Interest Rate Agreement" means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap

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agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

    "Investment" in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of such Person) or other extension of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued or owned by such Person and all other items that would be classified as investments on a balance sheet prepared in accordance with GAAP. For purposes of the definition of "Unrestricted Subsidiary" and the "Limitation on Restricted Payments" covenant, (i)"Investment" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; PROVIDED, HOWEVER, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary in an amount (if positive) equal to (x) the Company's "Investment" in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time that such Subsidiary is so redesignated a Restricted Subsidiary; and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors and evidenced by a resolution of such Board of Directors certified in an Officers' Certificate to the Trustee.

    "Investment Grade" means BBB- or higher by Standard & Poor's Ratings Group and its successors and Baa3 or higher by Moody's Investors Service, Inc. and its successors.

    "Issue Date" means the date on which the Notes are originally issued.

    "Letter of Credit Facility" means the Master Commercial Letter of Credit Reimbursement Agreement, dated as of May 1, 2001, among the Company and Fleet National Bank, as it may be amended, extended, renewed, refinanced, substituted, or replaced from time to time (including increases in principal or notional amount thereof to the extent permitted under the Notes, or the addition of one or more lenders to an existing facility or the replacement or inclusion of one or more lenders in a new facility) in one or more agreements.

    "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

    "Net Available Cash" from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other non-cash form and excluding Designated Non Cash Consideration and Asset Swaps except to the extent they are converted into cash) therefrom, in each case net of (i) all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP, as a consequence of such Asset Disposition, (ii) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition, (iii) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition, (iv) the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the

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assets disposed of in such Asset Disposition and retained by the Company or any
Restricted Subsidiary after such Asset Disposition and (v) in the case of an Asset Disposition by a Foreign Restricted Subsidiary, any amount which, as a result of applicable law, may not be legally paid as a dividend, or distributed or otherwise paid or repatriated to the Company or its Subsidiaries.

    "Net Cash Proceeds," with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees and expenses actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

    "Permitted Holders" means Sam Wyly, Charles J. Wyly, Jr., Evan A. Wyly, trusts established by or for the benefit of any such Persons or any of their lineal descendants, entities controlled by any such trusts, and their respective Affiliates.

    "Permitted Investment" means an Investment by the Company or any Restricted Subsidiary in

        (i) the Company, a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary; PROVIDED, HOWEVER, that the primary business of such Restricted Subsidiary is a Related Business;

        (ii) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary; PROVIDED, HOWEVER, that such Person's primary business is a Related Business;

       (iii) Temporary Cash Investments;

        (iv) receivables owing to the Company or any Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; PROVIDED, HOWEVER, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

        (v) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

        (vi) loans or advances to employees made in the ordinary course of business consistent with past practice of the Company or such Restricted Subsidiary;

       (vii) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments;

      (viii) any Investment to the extent the consideration therefore consists of Qualified Capital Stock of the Company;

        (ix) advances to vendors in the ordinary course of business in an aggregate principal amount at any one time outstanding not to exceed $5 million;

        (x) in the form of payment pursuant to deferred compensation plans for former and current directors, officers, consultants and employees; and

        (xi) in addition to items (i)-(x) above, an amount not to exceed 2.5% of the Company's Consolidated Tangible Net Worth in the aggregate at any one time outstanding.

    "Permitted Liens" means, with respect to any Person,

        (a) pledges or deposits by such Person under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders,

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    contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

        (b) Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review and landlords' Liens;

        (c) Liens for property taxes not yet due or payable or subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings;

        (d) Liens in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

        (e) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

        (f) Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligations;

        (g) leases and subleases of real property which do not interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries, and which are made on customary and usual terms applicable to similar properties;

        (h) Liens existing as of the date of the Indenture and Liens created by the Indenture;

        (i) Liens created solely for the purpose of securing Purchase Money Debt Incurred after the date on which the Notes are originally issued; PROVIDED, HOWEVER, that (A) the aggregate principal amount of Indebtedness secured by such Liens shall not exceed the lesser of cost or fair market value of the assets or property so acquired or constructed, (B) the Indebtedness secured by such Liens shall have otherwise been permitted to be issued under the Indenture and (C) such Liens shall not encumber any other assets or property of the Company or any of its Restricted Subsidiaries and shall attach to such assets or property within 90 days of the construction, acquisition or improvement of such assets or property;

        (j) Liens on the assets or property of a Restricted Subsidiary of the Company existing at the time such Restricted Subsidiary became a Subsidiary of the Company and not incurred as a result of (or in connection with or in anticipation of) such Restricted Subsidiary becoming a Subsidiary of the Company; PROVIDED, HOWEVER, that (A) any such Lien does not by its terms cover any property or assets after the time such Restricted Subsidiary becomes a Subsidiary which were not covered immediately prior to such time,
    (B) the incurrence of the Indebtedness secured by such Lien shall have otherwise been permitted to be Incurred under the Indenture, and (C) such Liens do not extend to or cover any other property or assets of the Company or any of its Restricted Subsidiaries;

        (k) Liens to secure Capitalized Lease Obligations permitted to be Incurred under the Indenture;

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        (l) Liens to secure Indebtedness permitted to be Incurred under the
    Indenture which is recourse solely to the assets securing such Indebtedness; PROVIDED that (i) the fair market value, as determined in good faith, of the assets subject to such Liens (determined at the time such Liens are granted) does not exceed an amount equal to 125% of the amount of such Indebtedness and (ii) the aggregate principal amount outstanding of all Indebtedness secured by such Liens at the time when such additional Indebtedness is Incurred shall not exceed 5% of the Company's Consolidated Tangible Net Worth; and

        (m) Liens extending, renewing or replacing in whole or in part a Lien permitted by the Indenture; PROVIDED, HOWEVER, that (A) such Liens do not extend beyond the property subject to the existing Lien and improvements and construction on such property and (B) the Indebtedness secured by the Lien may not exceed the Indebtedness secured at the time by the existing Lien.

    "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

    "Preferred Stock," as applied to any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distribution, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

    "Public Market" means any time after (x) the common stock of the Company is then registered with the SEC pursuant to Section 12(b) or 12(g) of the Exchange Act and traded either on a national securities exchange or in the National Association of Securities Dealers Automated Quotation System and (y) at least 20% of the total issued and outstanding Voting Stock of the Company has been distributed by means of an effective registration statement under the Securities Act.

    "Qualified Capital Stock" of any Person means any and all Capital Stock of such Person other than Disqualified Stock.

    "Refinancing Indebtedness" means Indebtedness that refunds, refinances, replaces, renews, repays or extends (including pursuant to any defeasance or discharge mechanism) (collectively, "refinances," and "refinanced" shall have a correlative meaning) any Indebtedness existing on the Issue Date or Incurred in compliance with the Indenture (including Indebtedness of the Company that refinances Indebtedness of any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness; PROVIDED, HOWEVER, that (i) the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced,
(ii) the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced and (iii) such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to (or, to the extent of any applicable premium in connection with a refinancing, greater than) or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced; PROVIDED FURTHER, HOWEVER, that Refinancing Indebtedness shall not include (x) Indebtedness of a Restricted Subsidiary that refinances Indebtedness of the Company other than Indebtedness owed to such Restricted Subsidiary by the Company, (y) Indebtedness of a non-Guarantor Restricted Subsidiary that refinances Indebtedness of a Guarantor or
(z) Indebtedness of the Company or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary.

    "Related Business" means any business related, ancillary or complementary to the businesses of the Company and the Restricted Subsidiaries on the applicable date.

    "Restricted Subsidiary" means any Subsidiary of the Company other than an Unrestricted Subsidiary.

    "Sale/Leaseback Transaction" means an arrangement relating to property now owned or hereafter acquired whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or a Restricted Subsidiary leases it from such Person.

    "SEC" means the Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or if at any time after the execution of the Indenture the SEC is not existing and performing the duties now assigned to it under the TIA, then the body performing such duties at such time.

    "Secured Indebtedness" means any Indebtedness of the Company secured by a Lien.

    "Senior Indebtedness" means all Indebtedness of the Company (including, without limitation, Indebtedness under the Credit Agreement, and fees, costs and expenses incurred thereunder), including interest thereon, whether outstanding on the Issue Date or thereafter Incurred, unless in the instrument creating or evidencing the same or pursuant to which the same is outstanding it is provided that such obligations are subordinated in right of payment to the Notes; PROVIDED, HOWEVER, that Senior Indebtedness shall not include (1) any obligation of the Company to any Subsidiary, (2) any liability for federal, state, local or other taxes owed or owing by the Company, (3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including Guarantees thereof or instruments evidencing such liabilities),
(4) any Indebtedness, Guarantee or obligation of the Company which is subordinate or junior expressly by its written terms in any respect to any other Indebtedness, Guarantee or obligation of the Company, including any Subordinated Obligations, (5) any obligations with respect to any Capital Stock,
(6) Indebtedness which, when Incurred and without respect to any election under
Section 1111(b) of Title II, United States Code, is without recourse to the Company, or (7) any Indebtedness Incurred in violation of the Indenture.

    "Significant Subsidiary" means any Restricted Subsidiary that would be a "Significant Subsidiary" of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC as of the Issue Date.

    "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

    "Subordinated Obligation" means any Indebtedness of the Company (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the Notes pursuant to a written agreement.

    "Subsidiary" of any Person means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person, (ii) such Person and one or more Subsidiaries of such Person or (iii) one or more Subsidiaries of such Person.

    "Temporary Cash Investments" means any of the following: (i) any investment in direct obligations of the United States of America or any agency thereof or obligations Guaranteed by the United States of America or any agency thereof,
(ii) investments in time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America having capital, surplus and undivided profits aggregating in excess of $250,000,000 (or the foreign currency equivalent thereof) and whose long-term debt is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities
Act), (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) above entered into with a bank or trust company meeting the qualifications described in clause (ii) above, (iv) investments in commercial paper, maturing not more than 365 days after the date of acquisition, issued by a Person (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America, any State thereof or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's Investors Service, Inc. or "A-1" (or higher) according to Standard & Poor's Ratings Group,
(v) investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by Standard & Poor's Ratings Group or "A" by Moody's Investors Service, Inc., and (vi) investments in mutual funds whose investment guidelines restrict such funds' investments to investments which are substantially similar to those described in clauses
(i)-(v) above.

    "10 7/8% Senior Notes" means the Company's 10 7/8% Senior Notes due 2006.

    "TIA" means the Trust Indenture Act of 1939, as amended, or any successor statute.

    "Total Assets" means, as of any date, the Company's total consolidated assets as of such date, as determined in accordance with GAAP.

    "Trade Payables" means, with respect to any Person, any accounts payable or any indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person arising in the ordinary course of business in connection with the acquisition of goods or services.

    "Unrestricted Subsidiary" means (i) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below, and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; PROVIDED, HOWEVER, that (i) either (A) the Subsidiary to be so designated has total consolidated assets of $1,000 or less or (B) if such Subsidiary has total consolidated assets greater than $1,000, then such designation would be permitted under "Limitation on Restricted Payments" and (ii) the holders of any Indebtedness of such Subsidiary do not have direct or indirect recourse against the Company or any Restricted Subsidiary of the Company and neither the Company nor any Restricted Subsidiary of the Company otherwise has any liability for any payment obligations in respect of such Indebtedness except as permitted under "--Certain Covenants--Limitation on Indebtedness." The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; PROVIDED, HOWEVER, that immediately after giving effect to such designation (x) the Company could Incur $1.00 of additional Indebtedness under clause (a) of "--Certain Covenants--Limitation on Indebtedness" and (y) no Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions. Notwithstanding the foregoing, any Unrestricted Subsidiary (as determined in accordance with clauses (i) through (ii) of the first sentence of this definition) may but is not obligated to provide a Guarantee for the Notes.

    "U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer's option.

    "Voting Stock" of a corporation means all classes of Capital Stock of such corporation then outstanding and normally entitled to vote in the election of directors.

    "Wholly Owned Subsidiary" means a Restricted Subsidiary of the Company all the Capital Stock of which (other than directors' qualifying shares) is owned by the Company or another Wholly Owned Subsidiary.

BOOK-ENTRY DELIVERY AND FORM

    The exchange notes will be issued only in fully registered form, without interest coupons, in denominations of $1,000 and integral multiples thereof. The exchange notes will not be issued in bearer form.


    GLOBAL NOTES. The exchange notes will be represented by one or more Notes in registered, global form without interest coupons (collectively, the "Global Note"). The Global Note will be deposited upon issuance with the Trustee as custodian for The Depositary Trust Company, or DTC, in New York, New York, and registered in the name of DTC or its nominee, or will remain in the custody of the Trustee pursuant to a customary custodian arrangement.


    Interests in the Global Note may only be exchanged for certificated notes in the limited circumstances specified under "--Exchange of Book-Entry Notes for Certificated Notes." Except as set forth below, the Global Note may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. In addition, transfer of beneficial interests in the Global Note will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time.

    EXCHANGE OF BOOK-ENTRY NOTES FOR CERTIFICATED NOTES. A beneficial interest in a Global Note may not be exchanged for a Note in certificated form unless

    (1) DTC (a) notifies the Company that it is unwilling or unable to continue as Depositary for the Global Note or (b) has ceased to be a clearing agency registered under the Exchange Act, and in either case the Company thereupon fails to appoint a successor Depositary for 90 days,

    (2) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Notes in certificated form, or

    (3) there shall have occurred and be continuing an Event of Default or any event which after notice or lapse of time or both would be an Event of Default with respect to the Notes.

In all cases, certificated Notes delivered in exchange for any Global Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the Depositary (in accordance with its customary procedures). Any certificated Note issued in exchange for an interest in a Global Note will bear the legend restricting transfers that is borne by such Global Note. Any such exchange will be effected through the DWAC system and an appropriate adjustment will be made in the records of the security registrar to reflect a decrease in the principal amount of the relevant Global Note.

    CERTAIN BOOK-ENTRY PROCEDURES FOR GLOBAL NOTES. The descriptions of the operations and procedures of DTC that follow are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. The Company takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

    DTC has advised the Company that it is:

    - a limited purpose trust company organized under the laws of the State of New York,

    - a "banking organization" within the meaning of the New York Banking Law,

    - a member of the Federal Reserve System, and

    - a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of
      Section 17A of the Exchange Act.

    DTC was created to hold securities for its participants ("participants") and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

    DTC has advised the Company that its current practice, upon the issuance of the Global Note, is to credit, on its internal system, the respective principal amount of the individual beneficial interests represented by such Global Note to the accounts with DTC of the participants through which such interests are to be held. Ownership of beneficial interest in the Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominees (with respect to interest of participants) and the records of participants and indirect participants (with respect to interests of persons other than participants).

    As long as DTC, or its nominee, is the registered holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner and holder of the Notes represented by such Global Note for all purposes under the Indenture and the Notes. Except in the limited circumstances described above under "--Exchange of Book-Entry Notes for Certificated Notes," owners of beneficial interests in a Global Note will not be entitled to have any portions of such Global Note registered in their names, and will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered the owners or Holders of the Global Note (or any Notes represented thereby) under the Indenture or the Notes.

    Investors may hold their interests in the Global Note directly through DTC, if they are participants in such system, or indirectly through organizations which are participants in such system. All interests in a Global Note will be subject to the procedures and requirements of DTC.

    The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons may be limited to that extent. Because DTC can act only on behalf of its participants, which in turn act on behalf of indirect participants and certain banks, the ability of a person having beneficial interests in a Global Note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

    Payments of the principal of, premium, if any, and interest on the Global Note will be made to DTC or its nominee as the registered owner thereof. Neither the Company, the Trustee nor any of their respective agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interest in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    The Company expects that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest in respect of a Global Note representing any Notes held by it or its nominee, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note for such Notes as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name." Such payments will be the responsibility of such participants. None of the Company or the Trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee as the registered owner of the Notes for all purposes.

    DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more participants to whose accounts with DTC interests in the Global Note are credited and only in respect of such portion of the aggregate principal amount of the Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange the Global Note for legended Notes in certificated form, and to distribute such Notes to its participants.

    Although DTC has agreed to the foregoing procedures in order to facilitate transfer of beneficial ownership interests in the Global Notes among participants of DTC, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued or changed at any time. None of the Company, the Trustee nor any of their respective agents will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to or payments made on account of, beneficial ownership interests in Global Notes.

    SAME DAY SETTLEMENT. Interests in the Global Note will trade in DTC's Same-Day Funds Settlement System and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants. Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds.

                              PLAN OF DISTRIBUTION

    Except as described below, a broker-dealer may not participate in the exchange offer in connection with a distribution of the exchange notes. Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received for its own account in exchange for outstanding notes where those outstanding notes were acquired as a result of market-making activities or other trading activities. Michaels Stores has agreed that it will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale subject to the conditions described under "The Exchange Offer--Resale of the Exchange Notes."

    Michaels Stores will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of those methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices, or negotiated prices. Any resale may be made directly to purchasers or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of any exchange notes. Any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, and any profit on the resale of exchange notes and any commissions or concessions received by those persons may be deemed to be underwriting compensation under the Securities Act of 1933. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933.

    Michaels Stores has agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and expenses of counsel for the holders of the exchange notes and will indemnify the holders of the exchange notes, including any broker-dealers, against some liabilities, including some liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

    Jones, Day, Reavis & Pogue will pass upon the validity of the exchange notes for Michaels Stores, Inc.

                                    EXPERTS

    Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at February 3, 2001 and January 29, 2000, and for each of the three years in the period ended February 3, 2001, as set forth in their report. We've included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                             MICHAELS STORES, INC.
       INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                                                                PAGE
                                                              --------
Audited Financial Statements:
  Report of Independent Auditors............................       F-2
  Consolidated Balance Sheets at February 3, 2001 and
  January 29, 2000..........................................       F-3
  Consolidated Statements of Income for the fiscal years
    ended February 3, 2001, January 29, 2000, and January
    30, 1999................................................       F-4
  Consolidated Statements of Cash Flows for the fiscal years ended February 3, 2001, January 29, 2000, and January
    30, 1999................................................       F-5
  Consolidated Statements of Stockholders' Equity for the
    fiscal years ended February 3, 2001, January 29, 2000,
    and January 30, 1999....................................       F-6
  Notes to Consolidated Financial Statements for the fiscal
    years ended February 3, 2001, January 29, 2000, and
    January 30, 1999........................................       F-7
  Unaudited Supplemental Quarterly Financial Data for the
    fiscal years ended February 3, 2001 and January 29,
    2000....................................................      F-20
Unaudited Financial Statements:
  Consolidated Balance Sheets at May 5, 2001 and February 3,
  2001......................................................      F-21
  Consolidated Statements of Income for the three months
    ended May 5, 2001 and April 29, 2000....................      F-22
  Consolidated Statements of Cash Flows for the three months
    ended May 5, 2001 and April 29, 2000....................      F-23
  Notes to Consolidated Financial Statements for the three
  months ended May 5, 2001..................................      F-24

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Michaels Stores, Inc.

    We have audited the accompanying consolidated balance sheets of Michaels Stores, Inc. and subsidiaries (the "Company") as of February 3, 2001 and
January 29, 2000, and the related consolidated statements of income, cash flows, and stockholders' equity for each of the three years in the period ended February 3, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Michaels Stores, Inc. and subsidiaries at February 3, 2001 and January 29, 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 3, 2001, in conformity with accounting principles generally accepted in the United States.

    As discussed in Note 2 to the consolidated financial statements, in fiscal 2000 the Company changed its method of accounting for revenue recognition on custom frame sales.

                                                           /s/ Ernst & Young LLP

Dallas, Texas
March 5, 2001

                             MICHAELS STORES, INC.
                          CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS EXCEPT SHARE DATA)

                                                              FEBRUARY 3,   JANUARY 29,
                                                                 2001          2000
                                                              -----------   -----------
                                        ASSETS

CURRENT ASSETS:
  Cash and equivalents......................................  $   28,191    $   77,398
  Merchandise inventories...................................     663,700       615,065
  Prepaid expenses and other................................      24,572        19,026
  Deferred income taxes and income taxes receivable.........      13,353        11,498
                                                              ----------    ----------
    Total current assets....................................     729,816       722,987
                                                              ----------    ----------
PROPERTY AND EQUIPMENT, AT COST.............................     543,312       455,285
Less accumulated depreciation...............................    (242,307)     (209,552)
                                                              ----------    ----------
                                                                 301,005       245,733
                                                              ----------    ----------
COSTS IN EXCESS OF NET ASSETS OF ACQUIRED OPERATIONS, NET...     121,256       124,766
OTHER ASSETS................................................       6,359         3,217
                                                              ----------    ----------
                                                                 127,615       127,983
                                                              ----------    ----------
Total assets................................................  $1,158,436    $1,096,703
                                                              ==========    ==========

                         LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable..........................................  $  143,224    $  124,828
  Accrued liabilities and other.............................     144,121       136,375
  Income taxes payable......................................       1,663         9,773
                                                              ----------    ----------
    Total current liabilities...............................     289,008       270,976
                                                              ----------    ----------
SENIOR NOTES................................................     125,000       125,000
CONVERTIBLE SUBORDINATED NOTES..............................          --        96,940
DEFERRED INCOME TAXES.......................................      18,269        17,990
OTHER LONG-TERM LIABILITIES.................................      21,513        18,999
                                                              ----------    ----------
    Total long-term liabilities.............................     164,782       258,929
                                                              ----------    ----------
                                                                 453,790       529,905
                                                              ----------    ----------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
  Preferred stock, $.10 par value, 2,000,000 shares
    authorized, none issued.................................          --            --
  Common stock, $.10 par value, 150,000,000 shares
    authorized; shares issued of 31,836,840 at February 3,
    2001 and 31,573,113 at January 29, 2000.................       3,184         3,157
  Additional paid-in capital................................     429,688       401,414
  Retained earnings.........................................     271,774       194,138
  Treasury stock, at cost, no shares and 1,509,000 shares,
    respectively............................................          --       (31,911)
                                                              ----------    ----------
    Total stockholders' equity..............................     704,646       566,798
                                                              ----------    ----------
Total liabilities and stockholders' equity..................  $1,158,436    $1,096,703
                                                              ==========    ==========

          See accompanying notes to consolidated financial statements.

                             MICHAELS STORES, INC.
                       CONSOLIDATED STATEMENTS OF INCOME
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                       FISCAL YEAR
                                                           ------------------------------------
                                                              2000         1999         1998
                                                           ----------   ----------   ----------
NET SALES................................................  $2,249,440   $1,882,522   $1,573,965
Cost of sales and occupancy expense......................   1,494,304    1,244,204    1,051,266
                                                           ----------   ----------   ----------

GROSS PROFIT.............................................     755,136      638,318      522,699

Selling, general, and administrative expense.............     596,522      503,069      425,690
Store pre-opening costs..................................      10,197       11,077        7,897
Litigation settlement....................................          --        1,500           --
                                                           ----------   ----------   ----------

OPERATING INCOME.........................................     148,417      122,672       89,112

Interest expense.........................................      18,026       22,654       22,678
Other (income) and expense, net..........................      (3,678)      (2,373)      (3,890)
                                                           ----------   ----------   ----------

INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF
  ACCOUNTING CHANGE......................................     134,069      102,391       70,324
Provision for income taxes...............................      53,628       40,090       26,723
                                                           ----------   ----------   ----------

INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE.....      80,441       62,301       43,601
Cumulative effect of accounting change for revenue
  recognition, net of tax of $1,235......................       1,852           --           --
                                                           ----------   ----------   ----------

NET INCOME...............................................  $   78,589   $   62,301   $   43,601
                                                           ==========   ==========   ==========

EARNINGS PER COMMON SHARE EXCLUDING THE CUMULATIVE EFFECT
  OF ACCOUNTING CHANGE:
  Basic..................................................  $     2.42   $     2.15   $     1.49
                                                           ==========   ==========   ==========
  Diluted................................................  $     2.35   $     2.01   $     1.43
                                                           ==========   ==========   ==========

EARNINGS PER COMMON SHARE INCLUDING THE CUMULATIVE EFFECT
  OF ACCOUNTING CHANGE:
  Basic..................................................  $     2.37   $     2.15   $     1.49
                                                           ==========   ==========   ==========
  Diluted................................................  $     2.29   $     2.01   $     1.43
                                                           ==========   ==========   ==========

          See accompanying notes to consolidated financial statements.

                             MICHAELS STORES, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                         FISCAL YEAR
                                                              ---------------------------------
                                                                2000        1999        1998
                                                              ---------   ---------   ---------
OPERATING ACTIVITIES:
  Net income................................................  $  78,589   $  62,301   $  43,601
  Adjustments:
    Depreciation............................................     61,841      55,085      45,972
    Amortization............................................      4,106       4,121       4,281
    Other...................................................      1,070         969       1,017
    Change in assets and liabilities, excluding
      acquisitions:
      Merchandise inventories...............................    (47,609)   (113,826)   (115,659)
      Prepaid expenses and other............................     (5,546)     (4,115)       (882)
      Deferred income taxes and other.......................     (3,723)     10,508      10,464
      Accounts payable......................................     18,396      18,655      (3,283)
      Income taxes payable..................................     21,634       2,540      15,854
      Accrued liabilities and other.........................     18,000      24,532       4,673
                                                              ---------   ---------   ---------
        Net change in assets and liabilities................      1,152     (61,706)    (88,833)
                                                              ---------   ---------   ---------
        Net cash provided by operating activities...........    146,758      60,770       6,038
                                                              ---------   ---------   ---------

INVESTING ACTIVITIES:
  Additions to property and equipment.......................   (118,010)    (90,860)    (77,994)
  Net proceeds from sales of property and equipment.........        108         101      18,427
  Acquisitions..............................................     (2,182)         --          --
                                                              ---------   ---------   ---------
        Net cash used in investing activities...............   (120,084)    (90,759)    (59,567)
                                                              ---------   ---------   ---------

FINANCING ACTIVITIES:
  Payment of other long-term liabilities....................     (5,567)     (6,100)     (5,378)
  Redemption of convertible subordinated notes..............     (4,206)         --          --
  Acquisition of treasury stock.............................   (156,507)    (11,539)    (20,372)
  Proceeds from stock options exercised.....................     89,465      28,760       7,060
  Proceeds from issuance of common stock and other..........        934         142       6,060
                                                              ---------   ---------   ---------
        Net cash (used in) provided by financing
          activities........................................    (75,881)     11,263     (12,630)
                                                              ---------   ---------   ---------

NET DECREASE IN CASH AND EQUIVALENTS........................    (49,207)    (18,726)    (66,159)
CASH AND EQUIVALENTS AT BEGINNING OF PERIOD.................     77,398      96,124     162,283
                                                              ---------   ---------   ---------
CASH AND EQUIVALENTS AT END OF PERIOD.......................  $  28,191   $  77,398   $  96,124
                                                              =========   =========   =========

SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid for interest....................................  $  14,335   $  21,271   $  20,708
                                                              =========   =========   =========
  Cash paid (refunds received) for income taxes.............  $  31,495   $  24,463   $  (1,618)
                                                              =========   =========   =========

          See accompanying notes to consolidated financial statements.

                             MICHAELS STORES, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                   FOR THE THREE YEARS ENDED FEBRUARY 3, 2001
                        (IN THOUSANDS EXCEPT SHARE DATA)

                                                               ADDITIONAL              TREASURY
                                       NUMBER OF     COMMON     PAID-IN     RETAINED    STOCK,
                                         SHARES      STOCK      CAPITAL     EARNINGS    AT COST      TOTAL
                                       ----------   --------   ----------   --------   ---------   ---------
BALANCE AT JANUARY 31, 1998..........  29,033,908    $2,903    $ 350,977    $ 88,031   $      --   $ 441,911
  Exercise of stock options and
    other............................     494,122        50        6,900        (560)         --       6,390
  Tax benefit from exercise of stock
    options..........................          --        --        3,231          --          --       3,231
  Proceeds from Stock Purchase
    Plan.............................     178,730        18        6,200          --          --       6,218
  Acquisition of treasury stock......  (1,145,000)       --           --          --     (20,372)    (20,372)
  Net income.........................          --        --           --      43,601          --      43,601
                                       ----------    ------    ---------    --------   ---------   ---------

BALANCE AT JANUARY 30, 1999..........  28,561,760     2,971      367,308     131,072     (20,372)    480,979
  Exercise of stock options and
    other............................   1,866,353       186       28,716         765          --      29,667
  Tax benefit from exercise of stock
    options..........................          --        --        5,390          --          --       5,390
  Acquisition of treasury stock......    (364,000)       --           --          --     (11,539)    (11,539)
  Net income.........................          --        --           --      62,301          --      62,301
                                       ----------    ------    ---------    --------   ---------   ---------

BALANCE AT JANUARY 29, 2000..........  30,064,113     3,157      401,414     194,138     (31,911)    566,798
  Exercise of stock options and
    other............................   4,488,031       449       89,953        (953)         --      89,449
  Conversion of Subordinated Notes...   2,445,696       245       96,328          --          --      96,573
  Tax benefit from exercise of stock
    options..........................          --        --       29,744          --          --      29,744
  Acquisition of treasury stock......  (5,161,000)       --           --          --    (156,507)   (156,507)
  Retirement of treasury stock.......          --      (667)    (187,751)         --     188,418          --
  Net income.........................          --        --           --      78,589          --      78,589
                                       ----------    ------    ---------    --------   ---------   ---------

BALANCE AT FEBRUARY 3, 2001..........  31,836,840    $3,184    $ 429,688    $271,774   $      --   $ 704,646
                                       ==========    ======    =========    ========   =========   =========

          See accompanying notes to consolidated financial statements.

                             MICHAELS STORES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

    Michaels Stores, Inc. (together with its subsidiaries, unless the text otherwise requires, the "Company") owns and operates a chain of 628 specialty retail stores in 48 states, Canada and Puerto Rico featuring arts, crafts, framing, floral, decorative wall decor, and seasonal merchandise for the hobbyist and do-it-yourself home decorator. A Michaels store typically carries approximately 40,000 items. The Company's wholly-owned subsidiary, Aaron Brothers, Inc., operates a chain of 119 framing and art supply stores. Aaron Brothers stores are located primarily on the West Coast. The Company also owns and operates Star Decorators' Wholesale Warehouse ("Star Wholesale"), a single wholesale operation located in Dallas, Texas, offering merchandise primarily to interior decorators/designers, wedding/event planners, florists, hotels, restaurants, and commercial display companies.

FISCAL YEAR

    The Company reports on the basis of a 52 or 53-week fiscal year, which ends on the Saturday closest to January 31. Fiscal 2000 ended February 3, 2001 and contained 53 weeks. Fiscal 1999 ended January 29, 2000 and fiscal 1998 ended January 30, 1999, and each contained 52 weeks.

CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and all wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated.

ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND EQUIVALENTS

    Cash and equivalents are generally comprised of highly liquid instruments with original maturities of three months or less. Cash equivalents are carried at cost, which approximates fair value. The Company records interest income earned from its cash and equivalents as a component of other (income) and expense, net, in its financial statements. Interest income was $3,866,000, $2,374,000, and $3,942,000 for fiscal 2000, 1999, and 1998, respectively.

MERCHANDISE INVENTORIES

    Store merchandise inventories are valued as determined by a retail inventory method at the lower of average cost or market. Distribution center inventories are valued at the lower of cost or market determined by the first-in, first-out method.

PROPERTY AND EQUIPMENT

    Property and equipment is recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets. Useful lives of buildings, fixtures and equipment, leasehold improvements, and capital leases for computer equipment are generally estimated to be 30, 8, 10 and

                             MICHAELS STORES, INC.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
5 years, respectively. Amortization of assets recorded under capital leases and leasehold improvements is included in depreciation expense.

COSTS IN EXCESS OF NET ASSETS OF ACQUIRED OPERATIONS

    Costs in excess of net assets of acquired operations are being amortized over 40 years on a straight-line basis. Accumulated amortization was $29,003,000 and $25,317,000 as of the end of fiscal 2000 and 1999, respectively.

IMPAIRMENT OF LONG-LIVED ASSETS

    The Company periodically reviews long-lived assets for impairment by comparing the carrying value of the assets with their estimated future undiscounted cash flows. If it is determined that an impairment loss has occurred, the loss would be recognized during that period. The impairment loss is calculated as the difference between asset carrying values and the present value of estimated net cash flows or comparable market values, giving consideration to recent operating performance and pricing trends. In fiscal 2000, 1999, and 1998, the Company had no significant impairment losses related to long-lived assets.

ESTIMATING FAIR VALUE OF FINANCIAL INSTRUMENTS

    The $125 million of Senior Notes due June 2006 are estimated at fair market value based on dealer quotes at each balance sheet date.

RESERVE FOR CLOSED FACILITIES

    The Company maintains a reserve for future rental obligations, carrying costs, and other closing costs related to closed facilities, primarily closed and relocated stores. The following is a detail of account activity (in thousands):

                                                                       FISCAL YEAR
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
Balance at beginning of fiscal year.........................   $8,765     $8,557     $7,278
Additions charged to costs and expenses.....................    6,302      4,076      4,840
Payment of rental obligations and other.....................   (7,068)    (3,868)    (3,561)
                                                               ------     ------     ------
Balance at end of fiscal year...............................   $7,999     $8,765     $8,557
                                                               ======     ======     ======

ADVERTISING COSTS

    Advertising costs are expensed in the period in which the advertising first occurs. Co-op advertising funds are recognized when the Company has performed its obligations under the co-op advertising agreements. Advertising expense, net of co-op advertising funds, was $82,519,000, $69,745,000, and $58,928,000 for fiscal 2000, 1999, and 1998, respectively, and is included in selling, general, and administrative expense.

                             MICHAELS STORES, INC.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
STORE PRE-OPENING COSTS

    The Company expenses all start-up activity costs as incurred, which primarily include store pre-opening costs.

REVENUE RECOGNITION

    Revenue from sales of the Company's merchandise is recognized at the time of the merchandise sale, excluding revenue from the sale of custom frames. The Company allows for merchandise to be returned under most circumstances. The Company does not provide a reserve for estimated returns, as the amount does not have a material impact on the financial statements.

    In fiscal 2000, the Company recorded the cumulative effect of a change in accounting principle related to revenue recognition from the sale of custom frames. The Company now recognizes the sale of custom frames at the time the frame is picked up by the customer. For a detailed description, see Note 2 of Notes to Consolidated Financial Statements.

RECLASSIFICATIONS

    Certain reclassifications have been made to prior periods to conform to current presentations.

                             MICHAELS STORES, INC.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
EARNINGS PER SHARE

    The following table sets forth the computation of basic and diluted earnings per common share:

                                                                       FISCAL YEAR
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
                                                              (IN THOUSANDS EXCEPT PER SHARE
                                                                          DATA)
NUMERATOR:
Net income (1)..............................................  $78,589    $62,301    $43,601
Assumed add-back of interest on convertible subordinated
  debt less tax benefit of $2,386...........................       --      3,893         --
                                                              -------    -------    -------
Net income per diluted share computation....................  $78,589    $66,194    $43,601
                                                              =======    =======    =======
DENOMINATOR:
Denominator for basic earnings per common share--weighted
  average shares............................................   33,209     29,006     29,218
Effect of dilutive securities:
  Convertible subordinated debt.............................       --      2,551         --
  Employee stock options....................................    1,069      1,428      1,360
                                                              -------    -------    -------
Denominator for diluted earnings per common share--weighted
  average shares adjusted for dilutive securities...........   34,278     32,985     30,578
                                                              =======    =======    =======
BASIC EARNINGS PER COMMON SHARE:
  Before cumulative effect of accounting change.............  $  2.42    $  2.15    $  1.49
  Cumulative effect of accounting change....................    (0.05)        --         --
                                                              -------    -------    -------
  Net income................................................  $  2.37    $  2.15    $  1.49
                                                              =======    =======    =======
DILUTED EARNINGS PER COMMON SHARE:
  Before cumulative effect of accounting change.............  $  2.35    $  2.01    $  1.43
  Cumulative effect of accounting change....................    (0.06)        --         --
                                                              -------    -------    -------
  Net income................................................  $  2.29    $  2.01    $  1.43
                                                              =======    =======    =======

------------------------

(1) Fiscal 2000 net income includes the cumulative effect of a change in accounting principle, net of tax, in the amount of $1,852,000. See Note 2 of Notes to Consolidated Financial Statements.

    The Company's purchase and subsequent retirement of 5,161,000 shares of its common stock ("Common Stock") in fiscal 2000 reduced the number of weighted average shares outstanding by approximately 1,426,000 shares for fiscal 2000.

    For fiscal 2000, approximately 1.6 million shares related to the Company's outstanding employee stock options were excluded from the calculation of diluted earnings per share since their exercise prices exceeded the fair market value of the Common Stock. In addition, the convertible subordinated notes were not included in the diluted earnings per share calculation for fiscal 1998 because they were anti-dilutive.

                             MICHAELS STORES, INC.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires all derivatives to be recorded on the balance sheet at fair value and establishes accounting treatment for certain types of hedging activities. The Company will adopt the requirements of SFAS No. 133 in its fiscal year beginning February 4, 2001. The adoption of SFAS No. 133 will have no material impact on the Company's operating results or financial position.

NOTE 2. CHANGE IN ACCOUNTING PRINCIPLE

    Effective October 29, 2000, the Company changed its method of accounting for custom frame sales in accordance with guidance provided in the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." Historically, the Company has recognized sales for custom frame orders at the time that the order was placed by the customer. Under the new accounting method adopted retroactive to January 30, 2000, the Company now effectively recognizes revenue for custom frame orders at the time of delivery. The cumulative effect of the change on prior years resulted in a charge to income of $1.9 million (after reduction for income taxes of $1.2 million) which is included in the results of operations for the first quarter of fiscal 2000. The effect of the change on fiscal 2000 was to recognize $2.6 million in revenue and increase income before the cumulative effect of the accounting change by $685,000. No pro forma disclosures of net income and earnings per share for prior fiscal years, assuming the accounting change was applied retroactively, are provided as the amounts are not materially different from previously reported amounts.

NOTE 3. DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

                                                              FEBRUARY 3,    JANUARY 29,
                                                                  2001           2000
                                                              ------------   ------------
                                                                    (IN THOUSANDS)
PROPERTY AND EQUIPMENT:
  Land and buildings........................................    $ 28,868       $  3,119
  Fixtures and equipment....................................     383,410        312,599
  Leasehold improvements....................................     125,187        112,715
  Capital leases............................................       5,847         26,852
                                                                --------       --------
                                                                $543,312       $455,285
                                                                ========       ========
ACCRUED LIABILITIES AND OTHER:
  Salaries, bonuses, and other payroll-related costs........    $ 54,722       $ 42,960
  Taxes, other than income and payroll......................      21,116         21,538
  Rent......................................................       7,678         10,233
  Deferred revenue..........................................       4,374             --
  Current portion of capital lease obligations..............         731          6,353
  Other.....................................................      55,500         55,291
                                                                --------       --------
                                                                $144,121       $136,375
                                                                ========       ========

                             MICHAELS STORES, INC.

NOTE 4. DEBT

    The Company completed a public offering of $125 million of Senior Notes (the "Notes") in June 1996. The Notes bear interest at a rate of 10 7/8% payable
June 15 and December 15 of each year and mature on June 15, 2006. The Notes are not redeemable prior to June 15, 2001. On or after June 15, 2001, the Notes are redeemable at the option of the Company, in whole or in part, at redemption prices ranging from 105.44% in 2001 to 100.00% in 2004, plus accrued interest to the date of redemption. In addition, the indenture under which the Notes have been issued contains certain covenants, including but not limited to restrictions on (1) debt; (2) payments such as dividends, repurchases of Common Stock, or repurchases of subordinated obligations; (3) distributions from subsidiaries; (4) sales of assets; (5) transactions with affiliates; (6) liens; and (7) mergers, consolidations, and transfers of all or substantially all assets. The fair value, based on dealer quotes, of the outstanding Notes as of February 3, 2001 and January 29, 2000 was $130.6 million and $130.1 million, respectively.

    In January 1993, the Company issued $97.75 million of convertible subordinated notes ("Subordinated Notes") due January 15, 2003. On June 9, 2000, the Company called for the redemption of the Subordinated Notes on June 29, 2000. The aggregate principal amount of the Subordinated Notes outstanding was $96,935,000. The holders had the option to convert their Subordinated Notes into shares of Common Stock prior to 5:00 p.m., Eastern Time, on June 22, 2000, at a price of $38.00 per share. Alternatively, holders could have their Subordinated Notes redeemed on June 29, 2000 at a total redemption price of $1,051.25 per $1,000 principal amount of Subordinated Notes, which included a premium for early redemption and accrued interest. As a result, the majority of the Subordinated Notes was surrendered by the June 22, 2000 conversion date and was converted into 2,445,565 shares of Common Stock. The remaining Subordinated Notes were redeemed at a total redemption price of $4,206,051 on June 29, 2000. The loss from the redemption was not material.

    The Company's bank credit facility with Fleet National Bank (formerly BankBoston, N.A.) and other lending institutions (the "Credit Agreement") provides for an unsecured revolving line of credit of $100 million with a $25 million competitive bid feature and a $50 million letter of credit sub-facility, which line of credit may be increased to $125 million under specific conditions. The Credit Agreement contains certain financial covenants, including those related to the ratio of funded debt to total capital, a fixed charge coverage ratio, and a capital expenditure limitation. Interest on all borrowings varies based upon the type of borrowing, our fixed charge coverage ratio, and whether the Company elects to utilize the competitive bid feature available under the Credit Agreement. If the competitive bid procedure is not employed, the interest rate on the Credit Agreement is generally (a) the higher of (i) an annual rate of interest announced from time to time by the lending institution as its "base rate" or (ii) one-half of one percent ( 1/2%) above the Federal Funds Effective Rate or (b) the Eurodollar Rate as defined by the Credit Agreement plus an applicable margin based on our fixed charge coverage ratio. If the competitive bid feature is utilized, loans up to $25 million may be made under the Credit Agreement at competitively bid interest rates offered by lending institutions participating in the facility, which may have the effect of decreasing the amount of interest the Company would otherwise be obligated to pay on such borrowings. The Company is required to pay a facility fee from 0.2% to 0.3% per annum on the unused portion of the revolving line of credit as well as letter of credit fees that vary depending on the fixed charge coverage ratio. We are in compliance with all terms and conditions of the Credit Agreement. No borrowings were outstanding under the Credit Agreement at February 3, 2001 or January 29, 2000. Borrowings available under the Credit Agreement are reduced by the aggregate amount of letters of credit outstanding ($15,094,000 at February 3, 2001). Borrowings in

                             MICHAELS STORES, INC.

NOTE 4. DEBT (CONTINUED)
fiscal 2000 and fiscal 1999 were outstanding under the Credit Agreement for 47 days and 121 days, respectively, in connection with the inventory buildup for peak selling seasons (with average outstanding borrowings of $25 million and $40 million, respectively, and a weighted average interest rate of 7.80% and 6.29%, respectively). The Credit Agreement expires on August 28, 2001.

NOTE 5. INCOME TAXES

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax assets and liabilities as of the respective year-end balance sheets are as follows:

                                                              FEBRUARY 3,   JANUARY 29,
                                                                 2001          2000
                                                              -----------   -----------
                                                                   (IN THOUSANDS)
DEFERRED TAX ASSETS:
  Net operating loss, general business credit, and
    alternative minimum tax credit carryforwards............    $11,734       $17,920
  Accrued expenses..........................................     21,332        17,675
  Other.....................................................      6,693         4,311
                                                                -------       -------
    Deferred tax assets.....................................     39,759        39,906
  Valuation allowance.......................................     (5,408)       (5,454)
                                                                -------       -------
    Total deferred tax assets...............................     34,351        34,452
                                                                -------       -------
DEFERRED TAX LIABILITIES:
  Depreciation and amortization.............................     23,672        23,033
  Other.....................................................     15,595        17,655
                                                                -------       -------
    Total deferred tax liabilities..........................     39,267        40,688
                                                                -------       -------
Net deferred tax liabilities................................    $(4,916)      $(6,236)
                                                                =======       =======

                             MICHAELS STORES, INC.

NOTE 5. INCOME TAXES (CONTINUED)
    The federal and state income tax provision is as follows:

                                                                       FISCAL YEAR
                                                              ------------------------------
                                                              2000(1)      1999       1998
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
FEDERAL:
  Current...................................................  $44,877    $24,393    $16,015
  Deferred..................................................      840     11,487     10,620
                                                              -------    -------    -------
Total federal income tax provision..........................   45,717     35,880     26,635

STATE:
  Current...................................................    7,753      2,921        463
  Deferred..................................................   (1,077)     1,289       (375)
                                                              -------    -------    -------
Total state income tax provision............................    6,676      4,210         88
                                                              -------    -------    -------
Total income tax provision..................................  $52,393    $40,090    $26,723
                                                              =======    =======    =======

------------------------

(1) The total income tax provision for fiscal 2000 includes a provision on income before the cumulative effect of a change in accounting principle of $53,628,000 and a tax benefit of $1,235,000 resulting from the cumulative effect of a change in accounting principle.

    Reconciliation between the actual income tax provision and the income tax provision calculated by applying the federal statutory rate is as follows:

                                                                       FISCAL YEAR
                                                              ------------------------------
                                                              2000(1)      1999       1998
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
Income tax provision at statutory rate......................  $45,844    $35,837    $24,613
Decrease in federal valuation allowance.....................      (46)        --     (1,075)
Decrease in valuation allowance for state net operating
  losses, net of federal income tax effect..................       --     (1,571)    (2,497)
State income taxes, net of federal income tax effect........    4,339      4,308      2,554
Utilization of net operating losses previously not
  benefited.................................................       --         --     (1,439)
Amortization of intangibles.................................    1,290      1,279      1,331
Other.......................................................      966        237      3,236
                                                              -------    -------    -------
Total income tax provision..................................  $52,393    $40,090    $26,723
                                                              =======    =======    =======

    At February 3, 2001, the Company had state net operating loss carryforwards to reduce future taxable income of approximately $82 million expiring at various dates between fiscal 2001 and fiscal 2018. The Company also has tax credit carryforwards of approximately $500,000 available to offset future income taxes. During fiscal 1999, the Company reduced its valuation allowance by $2.4 million for state net operating losses because it was more likely than not that the assets would be realized.

                             MICHAELS STORES, INC.

NOTE 6. STOCKHOLDERS' EQUITY

    In October 1997, the Company began issuing Common Stock through its Dividend Reinvestment and Stock Purchase Plan (the "Stock Purchase Plan"). The Stock Purchase Plan provides owners of shares of Common Stock and other interested investors with a convenient and economical method to purchase Common Stock. The Stock Purchase Plan also provides the Company with a cost-efficient and flexible mechanism to raise equity capital. The Company may establish a discount of 0% to 5% in certain transactions to purchase shares under the Stock Purchase Plan. During fiscal 2000, 1999, and 1998, the Company issued 411, 982, and 178,730 shares, respectively, through the Stock Purchase Plan, generating $14,000, $27,000, and $6,218,000, respectively, in new equity.

    In October 1999, we began issuing Common Stock through our Employees Stock Purchase Plan. The plan provides our employees with a convenient and economical means of purchasing Common Stock. The plan also provides us with an additional way to raise equity capital. During fiscal 2000 and 1999, we issued 33,288 and 8,035 shares, respectively, through the plan, generating approximately $922,000 and $208,000, respectively, in proceeds. Prior to October 1999, shares for the Employees Stock Purchase Plan were acquired through open market purchases.

    In fiscal 1998, the Company repurchased and placed into treasury 1,145,000 shares of Common Stock for an aggregate purchase price of $20.4 million. On
July 14, 1999, the Board of Directors authorized the repurchase of up to 5,000,000 shares of Common Stock. Pursuant to this plan, in fiscal 1999, the Company repurchased and placed in treasury 364,000 shares of Common Stock for an aggregate purchase price of $11.5 million. In the first quarter of fiscal 2000, the Company retired all of the Common Stock held in treasury. Subsequent to the first quarter of fiscal 2000, through December 14, 2000, the Company repurchased 4,636,000 shares of Common Stock for an aggregate purchase price of $139.4 million (average of $30.06 per share) of which all shares have been retired. On December 14, 2000, the Company announced the completion of the July 1999 stock repurchase plan.

    On December 14, 2000, the Board of Directors authorized the repurchase of an additional 1,000,000 shares of outstanding Common Stock. During fiscal 2000, the Company repurchased and retired 525,000 shares under this plan at an aggregate purchase price of $17.2 million (average of $32.67 per share). The Company is restricted by regulations of the Securities and Exchange Commission from making repurchases during specified time periods. In addition, under the agreements governing the Company's outstanding indebtedness, the Company can only repurchase shares if specified financial ratios are maintained.

    Select employees and key advisors of the Company, including directors, may participate in the 1997 Stock Option Plan (the "Plan"), with an aggregate of approximately 807,000 shares of Common Stock remaining for issuance thereunder. Options issued to employees under the Plan have a five year term and vest over a three year period following the date of grant, while options issued to directors under the Plan have a five year term and vest immediately.

    The Company has elected to follow the Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued To Employees," and related guidance in accounting for its employee stock options. The exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant and, as a result, the Company does not recognize compensation expense for stock option grants.

                             MICHAELS STORES, INC.

NOTE 6. STOCKHOLDERS' EQUITY (CONTINUED)
    Pro forma information regarding net income and earnings per share, as required by the provisions of SFAS No. 123, "Accounting For Stock-Based Compensation," has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for the options was estimated at the date of grant using the Black-Scholes option valuation model with the following weighted-average assumptions:

                                                                         FISCAL YEAR
                                                              ----------------------------------
                                                                2000         1999         1998
                                                              --------     --------     --------
Risk-free interest rates....................................    6.24%        5.43%        4.93%
Dividend yield..............................................       0%           0%           0%
Expected volatility rates of the Common Stock...............    73.8%        57.2%        58.4%
Weighted average expected life of the options (in years)....    2.55         3.20         2.14

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The Company's employee stock options have characteristics significantly different from those of traded options and changes in the subjective input assumptions can materially affect the fair value estimate. In addition, options vest over several years and additional option grants are expected. As a result, the Company believes the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options and the effects of the following hypothetical calculations are not likely to be representative of similar future calculations.

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options' vesting periods. The pro forma effects of applying SFAS No. 123 are not indicative of future amounts because this statement does not apply to options granted prior to fiscal 1995. The Company's pro forma information is as follows:

                                                                       FISCAL YEAR
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
                                                              (IN THOUSANDS EXCEPT PER SHARE
                                                                          DATA)
Pro forma net income(1).....................................  $68,213    $50,188    $36,661
Pro forma earnings per common share:
  Basic.....................................................     2.05       1.73       1.25
  Diluted...................................................     2.01       1.55       1.21

------------------------

(1) The fiscal 2000 pro forma net income amount includes the cumulative effect of the change in accounting principle, net of tax. See Note 2 of Notes to Consolidated Financial Statements.

                             MICHAELS STORES, INC.

NOTE 6. STOCKHOLDERS' EQUITY (CONTINUED)
    For fiscal 2000, 1999, and 1998, the Company's stock option activity is summarized below:

                                                                           FISCAL YEAR
                                                 ---------------------------------------------------------------
                                                        2000                  1999                  1998
                                                 -------------------   -------------------   -------------------
                                                            WEIGHTED              WEIGHTED              WEIGHTED
                                                            AVERAGE               AVERAGE               AVERAGE
                                                            EXERCISE              EXERCISE              EXERCISE
                                                 OPTIONS     PRICE     OPTIONS     PRICE     OPTIONS     PRICE
                                                 --------   --------   --------   --------   --------   --------
                                                           (IN THOUSANDS EXCEPT PRICE PER SHARE DATA)
Outstanding at beginning of year...............    7,403     $21.77      6,986     $19.54     6,627      $18.10
Granted........................................    1,506      39.12      2,587      24.05     1,150       25.89
Exercised......................................   (4,454)     20.08     (1,857)     15.58      (494)      14.79
Forfeited/Expired..............................     (302)     31.77       (313)     27.68      (297)      19.96
                                                 -------    -------    -------    -------    ------     -------
Outstanding at end of year.....................    4,153     $29.12      7,403     $21.77     6,986      $19.54
                                                 =======    =======    =======    =======    ======     =======
Exercisable at end of year.....................    1,836     $23.71      5,335     $19.86     5,313      $18.39
Weighted average fair value of options granted
  during the year..............................              $19.14                $10.69                $11.95

    The following table summarizes information about stock options outstanding at February 3, 2001:

                                                                  STOCK OPTIONS
                              STOCK OPTIONS OUTSTANDING            EXERCISABLE
                          ----------------------------------   -------------------
                                       WEIGHTED     WEIGHTED              WEIGHTED
                                       AVERAGE      AVERAGE               AVERAGE
                                      REMAINING     EXERCISE              EXERCISE
RANGE OF EXERCISE PRICES   SHARES    LIFE (YEARS)    PRICE      SHARES     PRICE
------------------------  --------   ------------   --------   --------   --------
          (IN THOUSANDS EXCEPT REMAINING LIFE AND PRICE PER SHARE DATA)
$13.74 - 18.32..........     829         3.1         $17.91       814      $17.91
 18.33 - 22.90..........     747         3.0          22.19       327       22.11
 22.91 - 27.48..........     164         4.3          25.63        14       26.45
 27.49 - 32.06..........   1,087         3.2          29.45       467       29.67
 32.07 - 36.65..........     264         4.2          34.68       203       34.83
 36.66 - 41.23..........     140         4.3          39.93         8       37.38
 41.24 - 45.81..........     922         4.5          41.80         3       41.75
                           -----         ---        -------     -----     -------
                          4,153..        3.6         $29.12     1,836      $23.71
                           =====         ===        =======     =====     =======

NOTE 7. RETIREMENT PLANS

    The Company sponsors a 401(k) savings plan (the "401(k) Plan") for eligible employees of the Company and certain of its subsidiaries. Participation in the 401(k) Plan is voluntary and available to any employee who is 21 years of age and has completed 500 hours of service in a six-month eligibility period. Participants may elect to contribute up to 15% of their compensation on a pre-tax basis and up to 10% on an after-tax basis. In accordance with the provisions of the 401(k) Plan, the Company makes a matching contribution to the account of each participant in an amount equal to 50% of the first 6% of eligible compensation contributed by each participant not to exceed 3% of the participant's total compensation for the year. The Company's matching contribution expense, net of forfeitures, was $1,808,000, $1,475,000, and $1,293,000 for fiscal 2000, 1999, and 1998, respectively.

                             MICHAELS STORES, INC.

NOTE 7. RETIREMENT PLANS (CONTINUED)
    Effective August 1, 1999, the Company adopted the Michaels Stores, Inc. Deferred Compensation Plan (the "Deferred Plan") to provide eligible employees, directors, and certain consultants (plan "participants") the opportunity to defer receipt of current compensation. The amount of compensation deferred by each participant electing to participate in the Deferred Plan will be determined in accordance with the terms of the Deferred Plan, based on elections by the plan participants and paid in accordance with the terms of the Deferred Plan. The Company provides matching contributions equal to 50% of the first 6% of compensation deferred under the Deferred Plan, reduced by the matching contributions credited to the participant under the Company's 401(k) Plan. The participants who are employees will be eligible for a matching contribution only if they participate in the 401(k) Plan and they are deferring to the 401(k) Plan the maximum amount permitted for the Plan Year. The Company's matching contribution expense was $298,000 and $84,000 for fiscal 2000 and 1999, respectively. Deferred amounts and matching contributions are deposited each pay period in a trust that qualifies as a grantor trust under the Internal Revenue Code of 1986, as amended. The funds are invested in individual participant life insurance contracts. The Company is the owner of these contracts and the Company and the participant's designee are beneficiaries. Participants must elect investments for their deferrals and matching contributions from a variety of hypothetical benchmark funds. The return on the underlying investments determines the amount of earnings and losses that are credited or debited to the participant's account. Amounts deferred, matching contributions, and earnings and losses are 100% vested. The Company's obligations under the Deferred Plan are unsecured general obligations of the Company and will rank equally with other unsecured general creditors of the Company.

NOTE 8. COMMITMENTS AND CONTINGENCIES

COMMITMENTS

    The Company operates stores and uses distribution centers, office facilities, and equipment that are generally leased under non-cancelable operating leases, the majority of which provide for renewal options. Future minimum annual rental commitments for all non-cancelable operating leases as of February 3, 2001 are as follows (in thousands):

For the Fiscal Year:
  2001......................................................   $  172,171
  2002......................................................      171,109
  2003......................................................      158,432
  2004......................................................      140,670
  2005......................................................      123,946
  Thereafter................................................      455,148
                                                               ----------
Total minimum rental commitments............................   $1,221,476
                                                               ==========

    Rental expense applicable to non-cancelable operating leases was $149,630,000, $122,962,000, and $103,735,000 in fiscal 2000, 1999, and 1998, respectively.

                             MICHAELS STORES, INC.

NOTE 8. COMMITMENTS AND CONTINGENCIES (CONTINUED)
CONTINGENCIES

    On May 2, 2000, Taiyeb Raniwala, a former assistant manager of the Company, filed a purported class action complaint (the "Raniwala Complaint") against the Company, on behalf of the Company's former and current assistant store managers. The Raniwala Complaint was filed in the Alameda County Superior Court, California and alleges the Company violated certain California laws by erroneously treating its assistant store managers as "exempt" employees who are not entitled to overtime compensation. The Raniwala Complaint seeks back wages, interest, penalties, and attorneys' fees. A hearing for class certification is currently scheduled for June 29, 2001, and a trial is tentatively scheduled for February 25, 2002. The case is in the early phase of discovery. Although the Company believes it has certain meritorious defenses and intends to defend this lawsuit vigorously, there can be no assurance that it will be successful in such defense or that there will not be a materially adverse impact on its future operating results by the final resolution of the lawsuit.

    On April 14, 1999, Suzanne Collins, a former assistant manager of the Company's subsidiary, Aaron Brothers, Inc., filed a class action complaint (the "Collins Complaint") against Aaron Brothers on behalf of Aaron Brothers' former store managers, assistant store managers, and managers-in-training. The Collins Complaint was filed in Los Angeles County Superior Court, California and alleges that Aaron Brothers violated certain California laws by erroneously treating its store managers, assistant store managers, and managers-in-training as "exempt" employees who are not entitled to overtime compensation. The Collins Complaint seeks back wages, interest, penalties, and attorneys' fees. The hearing for class certification and trial dates has been vacated, pending the appointment of a new judge in the case. The case is currently in the discovery phase. Although Aaron Brothers believes it has certain meritorious defenses and intends to defend this lawsuit vigorously, there can be no assurance that it will be successful in such defense or that there will not be a materially adverse impact on its future operating results by the final resolution of the lawsuit.

    On January 15, 1999, MJDesigns, Inc. ("MJDesigns"), a competitor, filed a complaint alleging that representatives of the Company disseminated negative information about the financial stability of MJDesigns, which, it was contended, contributed to MJDesigns' bankruptcy filing. On August 5, 1999, the parties reached a settlement, whereby the Company paid $1.5 million to MJDesigns and both parties executed mutual releases.

    The Company is a defendant from time to time in lawsuits incidental to its business. Based on currently available information, the Company believes that resolution of all known contingencies is uncertain, and there can be no assurance that future costs related to such litigation would not be material to the Company's financial position or results of operations.

                             MICHAELS STORES, INC.
                UNAUDITED SUPPLEMENTAL QUARTERLY FINANCIAL DATA
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                       FIRST      SECOND     THIRD      FOURTH
                                                      QUARTER    QUARTER    QUARTER    QUARTER
                                                      --------   --------   --------   --------
FISCAL 2000:
AS RESTATED(1):
Net sales...........................................  $474,152   $434,059   $525,735   $815,494
Cost of sales and occupancy expense.................   313,333    292,263    344,506    544,202
Operating income....................................    21,338     11,600     29,328     86,151
Income before cumulative effect of accounting
  change(1).........................................    10,082      4,554     15,694     50,111
Net income..........................................     8,230      4,554     15,694     50,111
Earnings per common share excluding the cumulative
  effect of accounting change:
Basic...............................................  $   0.33   $   0.13   $   0.44   $   1.54
Diluted.............................................  $   0.31   $   0.13   $   0.43   $   1.52
Common shares used in per share calculations:
Basic...............................................    30,597     34,035     35,673     32,531
Diluted.............................................    32,317     35,417     36,483     32,896

AS PREVIOUSLY REPORTED:
Net sales...........................................  $472,548   $438,392   $526,504   $809,408
Cost of sales and occupancy expense.................   312,394    294,721    344,831    540,912
Operating income....................................    20,673     13,475     29,772     83,355
Net income..........................................     9,684      5,679     15,960     48,433
Earnings per common share:
Basic...............................................  $   0.32   $   0.17   $   0.45   $   1.49
Diluted.............................................  $   0.30   $   0.16   $   0.44   $   1.47

FISCAL 1999:
Net sales...........................................  $388,544   $359,124   $463,034   $671,820
Cost of sales and occupancy expense.................   262,547    244,859    307,270    429,528
Operating income....................................    12,851      5,126     22,589     82,106
Net income..........................................     5,193         28     10,436     46,644
Earnings per common share:
Basic...............................................  $   0.18   $   0.00   $   0.36   $   1.58
Diluted.............................................  $   0.18   $   0.00   $   0.34   $   1.41
Common shares used in per share calculations:
Basic...............................................    28,584     28,748     29,183     29,511
Diluted(2)..........................................    29,239     30,447     30,933     33,669

------------------------

(1) As more fully described in Note 2 of Notes to Consolidated Financial Statements, the Company changed its accounting policy with respect to revenue recognition related to the sale of custom frames effective retroactively as of the beginning of fiscal 2000. As a result, the Company has restated its previously published fiscal 2000 quarterly financial data and recorded a charge of $1.9 million, net of tax, in the first quarter of fiscal 2000 for the cumulative effect of the change on prior years.

(2) The convertible subordinated notes were not included in the diluted earnings per common share calculation for the first, second, and third quarters of fiscal 1999 because they were anti-dilutive. The convertible subordinated notes were included in the diluted earnings per common share in the fourth quarter of fiscal 1999.

                             MICHAELS STORES, INC.

                          CONSOLIDATED BALANCE SHEETS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                MAY 5,      FEBRUARY 3,
                                                                 2001          2001
                                                              -----------   -----------
                                                              (UNAUDITED)
                                        ASSETS
CURRENT ASSETS:
  Cash and equivalents......................................  $   21,365    $   28,191
  Merchandise inventories...................................     744,701       663,700
  Prepaid expenses and other................................      21,744        24,572
  Deferred income taxes.....................................      13,345        13,353
                                                              ----------    ----------
    Total current assets....................................     801,155       729,816
                                                              ----------    ----------
PROPERTY AND EQUIPMENT, AT COST.............................     561,214       543,312
Less accumulated depreciation...............................    (256,315)     (242,307)
                                                              ----------    ----------
                                                                 304,899       301,005
                                                              ----------    ----------
COSTS IN EXCESS OF NET ASSETS OF ACQUIRED OPERATIONS, NET...     120,313       121,256
OTHER ASSETS................................................       8,351         6,359
                                                              ----------    ----------
                                                                 128,664       127,615
                                                              ----------    ----------
Total assets................................................  $1,234,718    $1,158,436
                                                              ==========    ==========

                         LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable..........................................  $  169,314    $  143,224
  Accrued liabilities and other.............................     146,640       144,121
  Borrowings under line of credit...........................      29,200            --
  Income taxes payable......................................       2,621         1,663
                                                              ----------    ----------
    Total current liabilities...............................     347,775       289,008
                                                              ----------    ----------
SENIOR NOTES................................................     125,000       125,000
DEFERRED INCOME TAXES.......................................      18,269        18,269
OTHER LONG-TERM LIABILITIES.................................      23,283        21,513
                                                              ----------    ----------
    Total long-term liabilities.............................     166,552       164,782
                                                              ----------    ----------
                                                                 514,327       453,790
                                                              ----------    ----------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Common stock, $.10 par value, 150,000,000 shares
    authorized; shares issued and outstanding of 32,172,812
    at May 5, 2001 and 31,836,840 at February 3, 2001.......       3,217         3,184
  Additional paid-in capital................................     438,768       429,688
  Retained earnings.........................................     278,406       271,774
                                                              ----------    ----------
    Total stockholders' equity..............................     720,391       704,646
                                                              ----------    ----------
Total liabilities and stockholders' equity..................  $1,234,718    $1,158,436
                                                              ==========    ==========

          See accompanying notes to consolidated financial statements.

                             MICHAELS STORES, INC.
                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                               THREE MONTHS ENDED
                                                              --------------------
                                                               MAY 5,    APRIL 29,
                                                                2001       2000
                                                              --------   ---------
NET SALES...................................................  $524,720   $474,152
Cost of sales and occupancy expense.........................   347,439    313,333
                                                              --------   --------
GROSS PROFIT................................................   177,281    160,819
Selling, general, and administrative expense................   156,428    136,758
Store pre-opening costs.....................................     1,616      2,723
Litigation settlement.......................................     3,153         --
                                                              --------   --------
OPERATING INCOME............................................    16,084     21,338
Interest expense............................................     3,778      5,520
Other (income) and expense, net.............................       (48)      (989)
                                                              --------   --------
INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF
  ACCOUNTING CHANGE.........................................    12,354     16,807
Provision for income taxes..................................     5,065      6,725
                                                              --------   --------
INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE........     7,289     10,082
Cumulative effect of accounting change for revenue
  recognition, net of tax of $1,235.........................        --      1,852
                                                              --------   --------
NET INCOME..................................................  $  7,289   $  8,230
                                                              ========   ========

EARNINGS PER COMMON SHARE EXCLUDING THE CUMULATIVE EFFECT OF
  ACCOUNTING CHANGE:
  Basic.....................................................  $   0.23   $   0.33
                                                              ========   ========
  Diluted...................................................  $   0.22   $   0.31
                                                              ========   ========

EARNINGS PER COMMON SHARE INCLUDING THE CUMULATIVE EFFECT OF
  ACCOUNTING CHANGE:
  Basic.....................................................  $   0.23   $   0.27
                                                              ========   ========
  Diluted...................................................  $   0.22   $   0.25
                                                              ========   ========

          See accompanying notes to consolidated financial statements.

                             MICHAELS STORES, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                               THREE MONTHS ENDED
                                                              --------------------
                                                               MAY 5,    APRIL 29,
                                                                2001       2000
                                                              --------   ---------
OPERATING ACTIVITIES:
  Net income................................................  $  7,289   $  8,230
  Adjustments:
    Depreciation............................................    15,466     15,456
    Amortization............................................     1,032      1,027
    Other...................................................       102        433
    Change in assets and liabilities:
      Merchandise inventories...............................   (81,001)   (26,792)
      Prepaid expenses and other............................     2,828       (685)
      Deferred income taxes and other.......................      (267)        21
      Accounts payable......................................    26,090     22,575
      Income taxes payable..................................     1,998     (4,066)
      Accrued liabilities and other.........................     1,638     (7,108)
                                                              --------   --------
        Net change in assets and liabilities................   (48,714)   (16,055)
                                                              --------   --------
        Net cash (used in) provided by operating
          activities........................................   (24,825)     9,091
                                                              --------   --------

INVESTING ACTIVITIES:
  Additions to property and equipment.......................   (19,040)   (17,220)
  Net proceeds from sales of property and equipment.........        13         24
                                                              --------   --------
        Net cash used in investing activities...............   (19,027)   (17,196)
                                                              --------   --------

FINANCING ACTIVITIES:
  Net borrowings under bank credit facilities...............    29,200         --
  Payment of other long-term liabilities....................      (247)    (1,473)
  Proceeds from stock options exercised.....................     7,777     31,285
  Proceeds from issuance of common stock and other..........       296        195
                                                              --------   --------
        Net cash provided by financing activities...........    37,026     30,007
                                                              --------   --------

NET (DECREASE) INCREASE IN CASH AND EQUIVALENTS.............    (6,826)    21,902
CASH AND EQUIVALENTS AT BEGINNING OF PERIOD.................    28,191     77,398
                                                              --------   --------
CASH AND EQUIVALENTS AT END OF PERIOD.......................  $ 21,365   $ 99,300
                                                              ========   ========

          See accompanying notes to consolidated financial statements.

                             MICHAELS STORES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     FOR THE THREE MONTHS ENDED MAY 5, 2001

                                  (UNAUDITED)

NOTE 1. BASIS OF PRESENTATION

    The consolidated financial statements include the accounts of Michaels Stores, Inc. and its wholly-owned subsidiaries (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated.

    The accompanying consolidated financial statements are unaudited (except for the Consolidated Balance Sheet as of February 3, 2001) and have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals and other items, as disclosed) considered necessary for a fair presentation have been included. Because of the seasonal nature of the Company's business, the results of operations for the three months ended
May 5, 2001 are not indicative of the results to be expected for the entire year. These interim financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto included in the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2001.

    All references herein to "fiscal 2001" relate to the 52 weeks ending February 2, 2002, and all references to "fiscal 2000" relate to the 53 weeks ended February 3, 2001. In addition, all references herein to "the first quarter of fiscal 2001" relate to the 13 weeks ended May 5, 2001, and all references to "the first quarter of fiscal 2000" relate to the 13 weeks ended April 29, 2000.

NOTE 2. CHANGE IN ACCOUNTING PRINCIPLE

    Effective October 29, 2000, the Company changed its method of accounting for custom frame sales in accordance with guidance provided in the SEC's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." Historically, the Company has recognized sales for custom frame orders at the time the customer placed the order. Under the new accounting method adopted retroactive to January 30, 2000, the Company now effectively recognizes revenue for custom frame orders at the time of delivery. The cumulative effect of the change on fiscal years prior to fiscal 2000 resulted in a non-cash charge to income of $1.9 million (after reduction for income taxes of $1.2 million), which is included in the results of operations for the first quarter of fiscal 2000. In addition, the Company has given retroactive effect to this change in accounting principle by restatement of the Company's previously published financial statements for the first quarter of fiscal 2000. The effect of the change on the first quarter of fiscal 2000 was to recognize $1.6 million in revenue and increase income before the cumulative effect of the accounting change by $398,000.

                             MICHAELS STORES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                     FOR THE THREE MONTHS ENDED MAY 5, 2001

                                  (UNAUDITED)

NOTE 3. EARNINGS PER SHARE

    The following table sets forth the computation of basic and diluted earnings per common share:

                                                                  THREE MONTHS
                                                                     ENDED
                                                              --------------------
                                                               MAY 5,    APRIL 29,
                                                                2001       2000
                                                              --------   ---------
                                                                 (IN THOUSANDS,
                                                                EXCEPT PER SHARE
                                                                     DATA)
NUMERATOR:
  Income before cumulative effect of accounting change......   $7,289     $10,082
  Cumulative effect of accounting change, net of tax........       --       1,852
                                                               ------     -------
  Net income................................................   $7,289     $ 8,230
                                                               ======     =======

DENOMINATOR:
  Denominator for basic earnings per share-weighted average
    shares..................................................   31,872      30,597
  Effect of dilutive securities:
    Employee stock options..................................      655       1,720
                                                               ------     -------
  Denominator for diluted earnings per share-weighted
    average shares adjusted for dilutive securities.........   32,527      32,317
                                                               ======     =======

BASIC EARNINGS PER COMMON SHARE:
  Income before cumulative effect of accounting change......   $ 0.23     $  0.33
  Cumulative effect of accounting change, net of tax........       --       (0.06)
                                                               ------     -------
  Net income................................................   $ 0.23     $  0.27
                                                               ======     =======

DILUTED EARNINGS PER COMMON SHARE:
  Income before cumulative effect of accounting change......   $ 0.22     $  0.31
  Cumulative effect of accounting change, net of tax........       --       (0.06)
                                                               ------     -------
  Net income................................................   $ 0.22     $  0.25
                                                               ======     =======

NOTE 4. CREDIT AGREEMENT

    Effective May 1, 2001, the Company completed a new $200 million unsecured bank credit facility with Fleet National Bank and other lending institutions (the "Credit Agreement"), which replaced the previous $100 million unsecured bank credit facility. The Credit Agreement has a term of three years (with a maturity extension for one additional year available under certain conditions) and contains a $25 million competitive bid feature and a $70 million letter of credit sub-facility.

    The Credit Agreement contains certain financial covenants, including a balance sheet leverage ratio, a cash flow coverage ratio, a cash flow leverage ratio, and a capital expenditure limitation. Interest on all borrowings varies based upon the type of borrowing, the fixed charge coverage ratio, and whether the Company elects to utilize the competitive bid feature available under the Credit Agreement. If the competitive bid feature is not utilized, the interest rate on borrowings under the

                             MICHAELS STORES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                     FOR THE THREE MONTHS ENDED MAY 5, 2001

                                  (UNAUDITED)

NOTE 4. CREDIT AGREEMENT (CONTINUED)
Credit Agreement is generally (a) the higher of (i) an annual rate of interest announced from time to time by Fleet National Bank, as agent, as its "base rate" or (ii) one-half of one percent ( 1/2%) above the Federal Funds Effective Rate or (b) the Eurodollar Rate, as defined by the Credit Agreement, plus an applicable margin based on our fixed charge coverage ratio. If the competitive bid feature is utilized, loans up to $25 million may be made under the Credit Agreement at competitively bid interest rates offered by lending institutions participating in the facility, which may have the effect of decreasing the amount of interest the Company would otherwise be obligated to pay on such borrowings. The Company is required to pay a facility fee from 0.2% to 0.35% per annum on the unused portion of the revolving line of credit as well as letter of credit fees that vary depending on the fixed charge coverage ratio.

    The Company is in compliance with all terms and conditions of the Credit Agreement. Borrowings outstanding under the Credit Agreement were $29.2 million as of May 5, 2001. Borrowings available under the Credit Agreement are reduced by the aggregate amount of letters of credit outstanding under the Credit Agreement ($8.7 million at May 5, 2001). Borrowings in the first quarter of fiscal 2001 were outstanding for 79 days, with average outstanding borrowings of $13.0 million and a weighted average interest rate of 7.33%.

NOTE 5. LEGAL PROCEEDINGS

    On May 2, 2000, Taiyeb Raniwala ("Raniwala"), a former assistant manager of the Company, filed a purported class action complaint (the "Raniwala Complaint") against us, on behalf of our former and current assistant store managers. The Raniwala Complaint was filed in the Alameda County Superior Court, California and alleges we violated certain California laws by erroneously treating our assistant store managers as "exempt" employees who are not entitled to overtime compensation. Based on these allegations, the Raniwala Complaint asserts we:
(1) violated certain California Wage Orders; (2) violated Section 17200 of the California Business and Professions Code; and (3) engaged in conversion. The Raniwala Complaint seeks back wages, interest, penalties, and attorneys' fees.

    On July 20, 2000, Raniwala filed an amended complaint to correct certain deficiencies in the original Complaint (the "Amended Raniwala Complaint"). On September 25, 2000, we filed our answer to the Amended Raniwala Complaint.

    On June 6, 2001, we negotiated a tentative settlement with Raniwala. Pursuant to the terms of the settlement, in exchange for a full release of claims, we are obligated to pay a maximum of $3.0 million covering all claims and attorneys' fees, plus estimated payroll taxes of approximately $153,000, which amounts were accrued in the first quarter of fiscal 2001. The specific terms of the settlement are currently being finalized between the parties and must then be approved by the Alameda County Superior Court. While we believe that it is likely that the settlement will be approved, we can provide no assurance to that effect.

    On April 14, 1999, Suzanne Collins ("Collins"), a former assistant manager of our subsidiary, Aaron Brothers, Inc. ("Aaron Brothers"), filed a class action complaint (the "Collins Complaint") against Aaron Brothers on behalf of Aaron Brothers' former store managers, assistant store managers, and managers-in-training. The Collins Complaint was filed in the Los Angeles County Superior Court,

                             MICHAELS STORES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                     FOR THE THREE MONTHS ENDED MAY 5, 2001

                                  (UNAUDITED)

NOTE 5. LEGAL PROCEEDINGS (CONTINUED)
California and alleges that Aaron Brothers violated certain California laws by erroneously treating its store managers, assistant store managers, and managers-in-training as "exempt" employees who are not entitled to overtime compensation. Based on these allegations, the Collins Complaint asserts that Aaron Brothers: (1) violated certain California Labor Codes; (2) violated
Section 17200 of the California Business and Professions Code; and (3) engaged in conversion. The Collins Complaint seeks back wages, interest, penalties, punitive damages, and attorneys' fees.

    On May 30, 2001, Collins filed a motion to amend the Collins Complaint (the "Amended Collins Complaint"), which is scheduled for a hearing on June 25, 2001. If granted, the Amended Collins Complaint would: (1) expand the purported class to include all current Aaron Brothers salaried store managers, assistant store managers, and managers-in-training based in California; (2) add a new plaintiff as a class representative; and (3) add two additional causes of action for injunctive and declaratory relief.

    The Court has set a status conference in the case for July 11, 2001. At the July 11, 2001 status conference, it is anticipated that the Court will set a hearing date to determine whether the case should proceed as a class action lawsuit. A trial date has not yet been scheduled.

    The case is currently in the discovery phase. There can be no assurance that Aaron Brothers will be successful in defending this litigation or that future operating results will not be materially adversely affected by the final resolution of the lawsuit.

    We are a defendant from time to time in lawsuits incidental to our business. Based on currently available information, we believe that resolution of all known contingencies, including the litigation described above, is uncertain, and there can be no assurance that future costs of such litigation would not be material to our financial position or results of operations.

NOTE 6. RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires all derivatives to be recorded on the balance sheet at fair value and establishes accounting treatment for certain types of hedging activities. The Company adopted the requirements of SFAS No. 133 beginning in fiscal 2001. The adoption of SFAS No. 133 had no material impact on the Company's operating results or financial position for the first quarter of fiscal 2001.

-----------------------------------------
-----------------------------------------

                                  $200,000,000

                                     [LOGO]

                          9 1/4% SENIOR NOTES DUE 2009

                                 --------------

                                   PROSPECTUS

                                 --------------

                              AUGUST       , 2001

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Michaels' certificate of incorporation limits the liability of Michaels' directors to the maximum extent permitted by Delaware law. Delaware law provides that a director of a corporation will not be personally liable for monetary damages for breach of that individual's fiduciary duties as a director except for liability for (1) a breach of the director's duty of loyalty to the corporation or its stockholders, (2) any act or omission not in good faith or that involves intentional misconduct or a knowing violation of the law,
(3) unlawful payments of dividends or unlawful stock repurchases or redemptions, or (4) any transaction from which the director derived an improper personal benefit.

    This limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

    Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers, as well as other employees and individuals, against attorneys' fees and other expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person was or is a party or is threatened to be made a party by reason of such person being or having been a director, officer, employee or agent of the corporation. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

    Michaels' certificate of incorporation requires that Michaels indemnify its directors and officers, and any other person who is or was serving at the request of Michaels as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, to the fullest extent permitted by Delaware law. Michaels' certificate of incorporation also requires that Michaels advance expenses incurred by such a person in connection with the defense of any action or proceeding arising out of that person's status or service to Michaels. The bylaws of Michaels require that it indemnify its directors to the fullest extent permitted by Delaware law and may, if and to the extent authorized by Michaels' board of directors, so indemnify its officers and any other person whom it has the power to indemnify against any liability, expense or other matter whatsoever.

    As authorized by its certificate of incorporation, Michaels has procured insurance that purports (a) to insure it against certain costs of indemnification that may be incurred by it pursuant to the provisions referred to above or otherwise and (b) to insure the directors and officers of Michaels against certain liabilities incurred by them in the discharge of their functions as directors and officers except for liabilities arising from their own malfeasance.

ITEM 21.  EXHIBITS

    The following is a list of all exhibits filed as a part of this registration statement on Form S-4, including those incorporated by reference.


           EXHIBIT
           NUMBER           DESCRIPTION OF EXHIBITS
    ---------------------   -----------------------
           *3.1(ii)         Amended and Restated Bylaws of Michaels Stores, Inc.

            4.1             Form of Common Stock Certificate (previously filed as
                              Exhibit 4.1 to Michaels' Annual Report on Form 10-K for
                              the year ended January 30, 1994, Commission File
                              No. 000-11822, filed April 29, 1994, and incorporated
                              herein by reference)

           EXHIBIT
           NUMBER           DESCRIPTION OF EXHIBITS
    ---------------------   -----------------------
            4.2             Indenture, dated as of June 26, 1996, by and between
                              Michaels Stores, Inc. and The Bank of New York (previously filed as Exhibit 4 to Form 10-Q for the quarter ended
                              July 28, 1996, filed by Registrant on September 30, 1996
                              and incorporated herein by reference) (File
                              No. 000-11822)

           *4.3             Indenture, dated as of July 6, 2001, by and between Michaels
                              Stores, Inc. and The Bank of New York, as Trustee

           *4.4             Registration Rights Agreement, dated as of July 6, 2001, by and among Michaels Stores, Inc. and Merrill Lynch, Pierce,
                              Fenner & Smith Incorporated, Credit Suisse First Boston
                              Corporation, Deutsche Banc Alex. Brown Inc., Fleet
                              Securities, Inc. and Wells Fargo Brokerage Services, LLC

           *5.1             Opinion of Jones, Day, Reavis & Pogue

          *12.1             Ratio of Earnings to Fixed Charges

         **23.1             Consent of Ernst & Young LLP

          *23.2             Consent of Jones, Day, Reavis & Pogue (included in
                              Exhibit 5.1)

          *24.1             Power of attorney

          *25.1             Statement of Eligibility under the Trust Indenture Act of
                              1939 on Form T-1.

         **99.1             Letter of Transmittal

         **99.2             Notice of Guaranteed Delivery

         **99.3             Letter regarding Exchange Offer

         **99.4             Letter to Depository Trust Company Participants


------------------------


 *  Previously filed



**  Filed herewith


ITEM 22.  UNDERTAKINGS

    (a) The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    (e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irving, State of Texas, on August 15, 2001.


                                                       MICHAELS STORES, INC.

                                                       By:            /s/ BRYAN M. DECORDOVA
                                                            -----------------------------------------
                                                                        Bryan M. DeCordova
                                                             EXECUTIVE VICE PRESIDENT-CHIEF FINANCIAL
                                                                             OFFICER


    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities indicated as of August 15, 2001.


                 SIGNATURES                                        TITLE
                 ----------                                        -----
                      *                        Chairman of the Board of Directors
--------------------------------------------
            Charles J. Wyly, Jr.

                      *                        Vice Chairman of the Board of Directors
--------------------------------------------
                  Sam Wyly

                      *                        President and Chief Executive Officer
--------------------------------------------   (Principal Executive Officer)
             R. Michael Rouleau

           /s/ BRYAN M. DECORDOVA              Executive Vice President-Chief Financial
--------------------------------------------   Officer (Principal Financial and Accounting
             Bryan M. DeCordova                Officer)

                                               Director
--------------------------------------------
              Richard E. Hanlon

                      *                        Director
--------------------------------------------
               Richard Marcus

                                               Director
--------------------------------------------
            Elizabeth A. VanStory


    * The undersigned by signing his name hereto does sign and execute this Amendment No. 1 to the Registration Statement pursuant to the Powers of Attorney executed by the above-named directors and officers of the Registrant, which have been previously filed with the SEC.


By:                 /s/ BRYAN M. DECORDOVA
            --------------------------------------
                      Bryan M. DeCordova
                       ATTORNEY-IN-FACT

                               INDEX TO EXHIBITS


           EXHIBIT
           NUMBER           DESCRIPTION OF EXHIBIT
    ---------------------   ----------------------
           *3.1(ii)         Amended and Restated Bylaws of Michaels Stores, Inc.

            4.1             Form of Common Stock Certificate (previously filed as
                              Exhibit 4.1 to Michaels' Annual Report on Form 10-K for
                              the year ended January 30, 1994, Commission File
                              No. 000-11822, filed April 29, 1994, and incorporated
                              herein by reference)

            4.2             Indenture, dated as of June 26, 1996, by and between
                              Michaels Stores, Inc. and The Bank of New York (previously filed as Exhibit 4 to Form 10-Q for the quarter ended
                              July 28, 1996, filed by Registrant on September 30, 1996
                              and incorporated herein by reference) (File
                              No. 000-11822)

           *4.3             Indenture, dated as of July 6, 2001, by and between Michaels
                              Stores, Inc. and The Bank of New York, as Trustee

           *4.4             Registration Rights Agreement, dated as of July 6, 2001, by and among Michaels Stores, Inc. and Merrill Lynch, Pierce,
                              Fenner & Smith Incorporated, Credit Suisse First Boston
                              Corporation, Deutsche Banc Alex. Brown Inc., Fleet
                              Securities, Inc. and Wells Fargo Brokerage Services, LLC

           *5.1             Opinion of Jones, Day, Reavis & Pogue

          *12.1             Ratio of Earnings to Fixed Charges

         **23.1             Consent of Ernst & Young LLP

          *23.2             Consent of Jones, Day, Reavis & Pogue (included in
                              Exhibit 5.1)

          *24.1             Power of attorney

          *25.1             Statement of Eligibility under the Trust Indenture Act of
                              1939 on Form T-1.

         **99.1             Letter of Transmittal

         **99.2             Notice of Guaranteed Delivery

         **99.3             Letter regarding Exchange Offer

         **99.4             Letter to Depository Trust Company Participants


------------------------


 *  Previously filed



**  Filed herewith